UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

ORDINARY AND EXTRAORDINARY GENERAL MEETING

Participation Manual

April 25, 2024

Index

INVITATION —	3
CALL NOTICE	5
HOW TO VOTE THROUGH DISTANCE VOTING BALLOT	21
PRESENTATION TO SHAREHOLDERS - AGM	30
ITEM I - TO ANALYZE MANAGEMENT ACCOUNTS, EXAMINE, DISCUSS AND VOTE THE MANAGEMENT’S REPORT AND THE COMPANY'S FINANCIAL STATEMENTS, WITH THE REPORT FROM THE INDEPENDENT AUDITORS AND THE FISCAL COUNCIL REPORT, FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2023.	30
ITEM II - PROPOSAL FOR THE ALLOCATION OF NET INCOME FOR 2023	31
EXHIBIT A - ALLOCATION OF NET INCOME	35
ITEM III - PROPOSAL TO SET THE NUMBER OF 11 (ELEVEN) MEMBERS OF THE BOARD OF DIRECTORS	43
ITEM IV - ELECTION OF THE MEMBERS OF THE PETROBRAS BOARD OF DIRECTORS	44
ANNEX I – INFORMATION ABOUT THE CANDIDATES NOMINATED BY THE CONTROLLING SHAREHOLDER AND THE EMPLOYEE REPRESENTATIVE FOR THE POSITION OF PETROBRAS' BOARD OF DIRECTORS MEMBER	48
ANNEX II – INFORMATION OF THE CANDIDATE APPOINTED BY NON-CONTROLLING SHAREHOLDERS FOR THE POSITION OF PETROBRAS' BOARD OF DIRECTOR MEMBER	58
ITEM V - RESOLUTION ON THE INDEPENDENCE OF ELECTED BOARD OF DIRECTORS MEMBERS.	64
ITEM VI - ELECTION OF THE CHAIRMAN OF PETROBRAS BOARD OF DIRECTORS	66
ITEM VII - PROPOSAL TO ESTABLISH FIVE (5) MEMBERS FOR THE FISCAL COUNCIL	67
ITEM VIII - ELECTION OF THE MEMBERS OF THE FISCAL COUNCIL AND THEIR RESPECTIVE SUBSTITUTES	68
ANNEX I – INFORMATION OF CANDIDATES APPOINTED BY THE CONTROLLING SHAREHOLDER FOR THE FISCAL COUNCIL MEMBER POSITION ON PETROBRAS	70
ANNEX II - INFORMATION ABOUT NOMINEES BY NON-CONTROLLING SHAREHOLDERS FOR THE POSITION OF FISCAL COUNCIL MEMBER OF PETROBRAS	77
ITEM IX - ESTABLISHING THE REMUNERATION FOR THE MEMBERS OF MANAGEMENT, FISCAL COUNCIL, AND STATUTORY ADVISORY COMMITTEES TO PETROBRAS’ BOARD OF DIRECTORS.	82
PRESENTATION TO SHAREHOLDERS - EGM — ITEM I - PROPOSAL FOR REFORM AND CONSOLIDATION OF THE BYLAWS OF PETROBRAS	84
PROPOSED CHANGES TO THE BYLAWS	85
COMPARATIVE TABLE WITH PROPOSED CHANGES	118
BYLAWS WITH PROPOSED CHANGES	119

2	General Shareholders’ Meeting

INVITATION
—

Date: April 25, 2024

Time: 1:00 p.m.

Location: In-person participation: Auditorium 1 of Edifício Senado of da Petróleo Brasileiro S.A. – Petrobras, located at Av. Henrique Valadares, nº 28, Torre A, 1º subsolo, Centro, Rio de Janeiro; and

Digital participation: Digital platform.

Matters:

Annual Shareholders’ Meeting

I.       Analysis of management accounts, analysis, discussion, and voting on the Management Report and the Company's Financial Statements, accompanied by the independent auditors’ report and Petrobras’ Fiscal Council’s Opinion for the fiscal year ended on December 31, 2023;

II.        Proposal for the Allocation of the Net Income for 2023;

III.       Proposal for the establishment of 11 (eleven) Board of Directors members;

IV. Election of 11 (eleven) members of Petrobras’ Board of Directors, upon approval of item III above, among which 1 (one) position shall be filled by a representative of Petrobras’ employees, elected by a direct vote of his/her peers, in a separate election process already conducted in 2023, according to Paragraph 1 of Article 2 of Law 12,353, of December 28, 2010; 1 (one) member shall be chosen by minority common shareholders, in a separate election process (if a larger number does not fall to them through the multiple voting process); and 1 (one) member shall be chosen by the preferred shareholders, also through a separate election process;

V.       Resolution on the independence of the elected Board of Directors members;

VI.       Election of the Chair of Petrobras’ Board of Directors.

VII.       Proposal for the establishment of 5 (five) members for Petrobras’ Fiscal Council;

VIII.       Election of 5 (five) members of Petrobras’ Fiscal Council and their respective alternates in an equal number, upon approval of item VII above, among which 1 (one) member and his/her respective alternate shall be appointed by minority common shareholders and 1 (one) member and his/her respective alternate shall be appointed by preferred shareholders, both through the separate voting process; and

IX.       Establishment of the compensation of management, Fiscal Council members, and members of the Statutory Advisory Committees to Petrobras’ Board of Directors.

3	General Shareholders’ Meeting

Extraordinary Shareholders’ Meeting

I.        Proposal for the amendment of Articles 19 and 44, and subsequent consolation of the Bylaws, according to the Management Proposal filed at the websites of the Brazilian Securities and Exchange Commission (“CVM") and the Company.

CALL NOTICE
—

The Board of Directors of Petróleo Brasileiro S.A. – Petrobras (“Petrobras or Company”), hereby calls the Company’s shareholders to the Annual and Extraordinary Shareholders’ Meeting, to be held on April 25, 2024, at 1:00 p.m., in a partially digital manner, under CVM Resolution 81, of March 29, 2022 (“CVM Resolution 81”), i.e. shareholders may participate in the Meeting via the Digital Platform made available by the Company or in person. If attending the meeting in person, it will be held in Auditorium 1 of Petrobras’ Edifício Senado, at Av. Henrique Valadares, nº 28, Torre A, 1º subsolo, Centro, Rio de Janeiro, to resolve on the following matters:

Annual Shareholders’ Meeting

4	General Shareholders’ Meeting

I.       Analysis of management accounts, analysis, discussion, and voting on the Management Report and the Company's Financial Statements, accompanied by the independent auditors’ report and Petrobras’ Fiscal Council’s Opinion for the fiscal year ended on December 31, 2023;

II.        Proposal for the Allocation of the Net Income for 2023;

III.       Proposal for the establishment of 11 (eleven) Board of Directors members;

IV. Election of 11 (eleven) members of Petrobras’ Board of Directors, upon approval of item III above, among which 1 (one) position shall be filled by a representative of Petrobras’ employees, elected by a direct vote of his/her peers, in a election already conducted in 2023, according to Paragraph 1 of Article 2 of Law 12,353, of December 28, 2010; 1 (one) member shall be chosen by minority common shareholders, in a separate election process (if a larger number does not fall to them through the multiple voting process); and 1 (one) member shall be chosen by the preferred shareholders, also through a separate election process;

V.       Resolution on the independence of Elected Board of Directors Members;

VI.       Election of the Chair of Petrobras’ Board of Directors.

VII.       Proposal for the establishment of 5 (five) members for Petrobras’ Fiscal Council;

VIII.       Election of 5 (five) members of Petrobras’ Fiscal Council and their respective alternates in an equal number, upon approval of item VII above, among which 1 (one) member and his/her respective alternate shall be appointed by minority common shareholders and 1 (one) member and his/her respective alternate shall be appointed by preferred shareholders, both through the separate voting process; and

IX.       Establishment of the compensation of management, Fiscal Council members, and members of the Statutory Advisory Committees to Petrobras’ Board of Directors.

Extraordinary Shareholders’ Meeting

I.        Proposal for the amendment of Articles 19 and 44, and subsequent consolation of the Bylaws, according to the Management Proposal filed at the websites of the Brazilian Securities and Exchange Commission (“CVM") and the Company.

Considering that the Meetings will be partially digital, shareholders may participate via:

(a)       Remote Voting Form (“Form”), whose model is available to shareholders on the websites of the Company (http://www.petrobras.com.br/ri) and CVM (http://www.cvm.gov.br), or through their custody agents;

5	General Shareholders’ Meeting

(b)       Digital Platform, which may be accessed in person or by a proxy, duly constituted, under CVM Instruction 81, in which case the shareholder may (i) simply participate in the Meetings, whether having or not sent the Form; or (ii) participate and vote at the Meeting, in which case the voting instructions previously sent through the Form by the shareholder will be disregarded and the vote cast via Digital Platform will prevail; or

(c) in person or by a proxy duly constituted under CVM Resolution 81, attending the meeting on the aforementioned day, time, and venue, with the documents indicated in the Meetings Manual and Instructions for Participation in Meetings, in which case the shareholder may (i) simply participate in the Meetings, even if they have already submitted the Form; or (ii) participate and vote at the Meetings, in which case the voting instructions previously sent through the Form by the shareholder will be disregarded and the vote cast in person will prevail.

To prove their status as Company shareholders, the provisions of Article 126 of Law 6,404, of December 15, 1976 (“Brazilian Corporation Law”) and Article 13 of Petrobras’ Bylaws, as applicable, must be followed.

The Company informs shareholders that, to participate in the Meetings, they must follow the detailed instructions regarding all forms of participation provided in the Meeting Manual and the Instructions for Participation in the Meetings.

The Company informs that shareholders who want to participate in person or via Digital Platform in the Meetings must register by 1:00 p.m. of April 23, 2024, at https://qicentral.com.br/m/agoe-petrobras-2024, sending the documents below. For those who will participate in person, the documents can be exceptionally presented on the day of the Meetings, and the Company informs that it will receive them after 10:00 a.m., at the venue of the Meetings.

The shareholder who has registered to participate in the Meetings via Digital Platform and further decides to attend the Meetings in person at Auditorium 1 of Petrobras’ Edifício Senado must observe the rules for proving their shareholder status at the time of their in-person attendance at the Meeting, as informed in this Notice and in the other AGM documents. In this case, the shareholder agrees not to have simultaneous or alternating accesses regarding the forms of participation in the meeting, i.e. the shareholder agrees that the access link to the Digital Platform previously sent will be deactivated.

In-person or digital participation:

Individual Shareholder must present:

(a) valid identity document with a photo of the shareholder (original or certified copy). The following documents in force can be presented: (i) Identity Card (RG); (ii) Foreigner’s Identity Card (RNE); (iii) Passport; (iv) Professional Association Card accepted as identification for legal purposes (such as OAB, CRM, CRC, CREA); or (v) Driver’s License (CNH);

6	General Shareholders’ Meeting

(b) proof of ownership of shares issued by Petrobras, issued by the depository or custodian financial institution; and

(c) the proxy of an individual shareholder (constituted less than one year from the Meeting date) must present the proxy’s identification documents and proof of representation that comply with the provisions of Article 126 of Brazilian Corporation Law. If these documents are in a foreign language, they must be translated into Portuguese by a sworn translator, with notarization and consularization being waived. Documents in English or Spanish do not require translation. Power of attorneys granted by shareholders through physical means must have recognized signatures, and through electronic means, will only be accepted if digitally signed using digital certification;

(d) if through digital means, the shareholder must indicate an email to receive the individual invitation to access the Digital Platform and consequent participation in the Meeting.

Corporate Shareholder or other Legal Entity:

(a) valid identity document with a photo of the legal representative (original or certified copy). The following documents in force can be sent: (i) Identity Card (RG); (ii) Foreigner’s Identity Card (RNE); (iii) Passport; (iv) Professional Association Card accepted as identification for legal purposes (such as OAB, CRM, CRC, CREA); or (v) Driver’s License (CNH);

(b) corporate documents proving the legal representation powers of the shareholder, including the appointment by proxy (the proxy must have been appointed less than one year from the date of the Meeting) and a copy of the current consolidated Bylaws or articles of association with corporate taxpayer’s ID (CNPJ), as well as the qualification documents of its Board member(s) or executive officer(s) and the minutes of their election, as applicable. In the case of investment funds, copies of (i) the current consolidated regulations of the fund with corporate taxpayer’s ID (CNPJ), (ii) the current consolidated articles of association or partnership agreement of its administrator or manager, as applicable, (iii) documents proving the representation of the administrator or manager, if by proxy; and (iv) the minutes of the election of the Board member(s) or executive officer(s) representing the administrator or manager of the fund or who have the authority to appoint its representative. If such documents are in a foreign language, they must be translated into Portuguese by a sworn translator, but they are not required to be notarized nor legalized at the Brazilian Consulate. Documents in English or Spanish do not require translation. Power of attorneys granted by shareholders through physical means must have recognized signatures, and through electronic means, will only be accepted if digitally signed using digital certification;

(c) proof of ownership of shares issued by Petrobras, issued by the depository or custodian financial institution; and

(d) if through digital means, the shareholder must indicate an email to receive the individual invitation to access the Digital Platform and consequent participation in the Meeting.

The minimum percentage of the Company’s share capital necessary for the multiple voting procedure to be requested for the election of the members of the Board of Directors at the Annual Shareholders' Meeting is five percent (5%) of the voting capital, according to CVM Resolution 70, March 22, 2022. The possibility to request the adoption of a multiple voting procedure shall be exercised by shareholders up to forty-eight (48) hours before the Meetings, i.e. until 1:00 p.m. of April 23, 2024, according to paragraph 1 of article 141 of Brazilian Corporation Law.

7	General Shareholders’ Meeting

Under item II of Paragraphs 4 and 6 of Article 141 of Brazilian Corporation Law, preferred shareholders who intend to exercise the right to elect a member of the Board of Directors through separate voting must jointly represent, at least, a quorum of 10% (ten percent) of the share capital present at the Meeting and prove uninterrupted ownership of their shareholding since January 25, 2024.

The exercise of the voting right in case of stock lending will be borne by the borrower, except if otherwise provided for in the contract signed between the parties, in which case said contractual instrument must be made available during the accreditation phase for participation in the Meetings.

Despite the possibility of participating in-person or via Digital Platform, Petrobras recommends that shareholders adopt the Remote Voting Form.

The Company informs that the instructions provided in the Meetings Manual and the Remote Voting Form aim to help shareholders fill out the Remote Voting Form. Shareholders who choose to use the Remote Voting Form are solely and entirely responsible for filling it out correctly, regardless of how they have accessed it, either directly (on the websites of the Company or CVM), or indirectly (by sending the form to be filled out by custody agents, voting recommendation consulting firms hired by the shareholder, or the Company’s bookkeeper institution).

The documents related to the matters to be resolved at the Annual and Extraordinary Shareholders’ Meeting are available to shareholders on the websites of the Company (http://www.petrobras.com.br/ri) and Brazilian Securities and Exchange Commission – CVM (http://www.cvm.gov.br), according to CVM Resolution 81.

Rio de Janeiro, March 22th, 2024.

Pietro Adamo Sampaio Mendes

Chair of the Board of Directors

8	General Shareholders’ Meeting

GENERAL Shareholders’ Meeting participation manual
—

The General Shareholders’ Meeting (“Meeting”) will be held partially online and, therefore, shareholders may participate through:

a)	the Distance Voting Ballot (“Ballot” or “BVD”), whose model is available to shareholders onthe websites of the Company (http://www.petrobras.com.br/ri) and CVM (http://www.cvm.gov.br), or through their custody agents;

b)	the Digital Platform, which may be accessed in person or by a proxy, duly constituted, pursuant to Article 28, Paragraphs 2 and 3, of CVM Instruction 81, of March 29, 2022 (”CVM Resolution 81”), in which case shareholders may:

9	General Shareholders’ Meeting

I.	simply participate in the Meeting, regardless of having sent the Ballot; or

II.	participate and vote at the Meeting, in which case the voting instructions previously sent through the Ballot will be disregarded and the vote cast via Digital Platform will prevail; or

c)	in person or by a proxy, duly constituted, pursuant to Article 28, Paragraphs 2 and 3, of CVM Instruction 81, of March 29, 2022 (”CVM Resolution 81”) on April 25, 2024, at 1:00 p.m. – local time -, at Auditorium 1 of the Senate Building of Petróleo Brasileiro S.A. – Petrobras, located at Av. Henrique Valadares, nº 28, Torre A, 1º subsolo, Centro, Rio de Janeiro, RJ, in which case shareholders may:

I.	simply participate in the Meeting, regardless of having sent the Ballot; or

II.	participate and vote in the Meeting, in which case the voting instruction previously sent by Ballot will be nullified, and the votes cast in person during the Meeting shall prevail.

Participation via Distance Voting Ballot - BVD:

Petrobras will adopt the remote voting procedure under the terms of CVM Resolution 81, in which case shareholders may send their votes:

I.	through their custodians:

II.	through the bookkeeper of the Company's shares (at Bradesco branches nationwide or via shareholder services on 0800 701 1616), or by e-mail dac.escrituracao@bradesco.com.br); or

III.	directly to the Company, by electronic means, to the e-mail address: https://qicentral.com.br/m/agoe-petrobras-2024 for the attention of the Investor Relations Department, with a request for confirmation of receipt.

Regardless of the delivery method chosen (custodian, bookkeeping agent or directly to Petrobras), it is recommended that shareholders send, transmit or file the BVD (which will be available at least 1 (one) month prior to the Meeting), together with the relevant documents, as far in advance as possible so there is enough time for any returns with reasons for rectification, correction and re-submission of documents.

The BVD sent, transmitted, or filed will be disregarded by the Company if:

I.	it is sent after the deadline;
II.	it is not properly filled in; or

10	General Shareholders’ Meeting

III.	it is not accompanied by the necessary documents, as applicable.

If the shareholder chooses to deliver the BVD directly to Petrobras, he/she will be informed if his/her vote is rejected through the e-mail address indicated therein.

To check the delivery deadlines, conditions of validity and other requirements of the BVD, we ask that shareholders consult the specific instructions in the chapter “How to Vote by Distance Voting Ballot” in this Manual or in the Distance Voting Ballot itself.

The Company informs that the instructions provided herein, in the How to Vote by Distance Voting Ballot section, as well as those contained in the BVD itself, are intended to assist shareholders in filling in the BVD. Shareholders who choose to use the Distance Voting Ballot are solely and entirely responsible for filling it in correctly, regardless of how they have accessed it: either directly (through the Company's or the CVM's websites) or indirectly (by transmitting the BVD to custody agents, a voting recommendation consultancy hired by the shareholder, or the bookkeeper agent for Petrobras shares).

Registration and Participation in Person or on the Digital Platform

Petrobras will hold the General Shareholders’ Meeting on April 25, 2024, at 1:00 p.m. – local time - partially digitally, in which shareholders may participate in person, at Auditorium 1 of the Senate Building of Petróleo Brasileiro S.A. - Petrobras, located at Av. Henrique Valadares,

nº 28, Torre A, 1º subsolo, Centro, Rio de Janeiro, or alternatively through the Digital Platform made available by the Company for shareholders to participate and/or vote remotely at the Meeting, without prejudice to the use of the BVD as a means of exercising the right to vote in both cases.

To participate and vote at the Meeting, shareholders must comply with all the procedures described below:

Shareholders wishing to participate in the General Shareholders' Meeting in person or, alternatively through the Digital Platform, must register by 1:00 p.m. on April 23, 2024 via the e-mail address https://qicentral.com.br/m/agoe-petrobras-2024 accompanied by the documents listed below. Exceptionally for those who choose to participate in person, documents may be submitted on the day of the Meeting, in which case the Company will start to receive documents at the location of the Meeting, from 10:00 a.m. and until the time in which the Meeting is scheduled to begin.

Shareholders who have registered to attend the Meeting through the Digital Platform and subsequently decide to attend the Meeting in person at Auditorium 1 of the Senate Building of Petróleo Brasileiro S.A. - Petrobras must prove their status as a shareholder. In this case, the shareholder agrees that he/she will not be entitled to simultaneous or alternate access to participate in the meeting, that is, the shareholder agrees that the access link to the Digital Platform previously sent will be deactivated.

11	General Shareholders’ Meeting

•	Individual Investor

I.	Valid ID with photo (original or certified copy) of the shareholder. The following identity documents will be accepted:
a.	personal ID (RG);
b.	foreigner ID (RNE);
c.	passport;
d.	officially recognized professional class card (such as OAB, CRM, CRC, CREA); or
e.	driver’s license (CNH);

II.	Proof of ownership of shares issued by Petrobras, either by the bookkeeping agent or custodian; and

III.	If the shareholder participates by digital means, he/she must indicate an e-mail address to receive the individual invitation to access the Digital Platform and participate in the Meeting.

•	Institutional Investor or Legal Entity:

I.	Valid ID with photo (original or certified copy) of legal representative. The following identity documents will be accepted:

a.	personal ID (RG);
b.	foreigner ID (RNE);
c.	passport;
d.	officially recognized professional class card (such as OAB, CRM, CRC, CREA); or
e.	driver’s license (CNH);

II.	Documents that prove representation, including the appointment by proxy and copies of the professional qualification documents and minutes of the election of directors; and, in the case of an investment fund, copies of:

a.	the bylaws of the fund in force;
b.	the professional qualification documents of its director or manager, as applicable; and
c.	the minutes of the election of said directors.

If such documents are in a foreign language, they must be translated into Portuguese by a sworn translator, but no notarization or consularization is required. Documents in English or Spanish do not require translation.

12	General Shareholders’ Meeting

III.	Proof of ownership of shares issued by Petrobras, either by the bookkeeping agent or custodian; and

IV.	If the shareholder participates through digital means, he/she must indicate an e-mail address to receive the individual invitation to access the Digital Platform and participate in the Meeting.

•	Participation by Proxy

Shareholders may participate in the Meeting by means of a duly constituted proxy, subject to the provisions of Article 126, Paragraph 1, of Law 6,404, of December 15, 1976 ("Brazilian Corporate Law") and Article 13 of the Company's Bylaws.

Under the terms of Circular Letter/Annual--2024-CVM/SEP:

I.	Any shareholder may be represented at the Meeting by an attorney-in-fact who has been established for less than one (1) year, who is a shareholder, a company director or a lawyer, and, in the case of a publicly held company, the attorney-in-fact may also be a financial institution and the investment fund manager may represent the joint owners; and
II.	Shareholders who are legal entities may be represented at the Meeting by their legal representatives or by duly constituted proxies, pursuant to the articles of incorporation of the respective company and the rules of the Brazilian Civil Code (Law 10,406, of January 10, 2002). Therefore, there is no need for the proxy to be a shareholder, company director or lawyer.

Any power of attorney letter written in a foreign language must be accompanied by the corporate documents, in the case of a legal entity, and the power of attorney letter must be duly translated into Portuguese by a sworn translator, but consularization will not be necessary. Documents in English or Spanish do not require translation.

It should be noted that shareholders who are legal entities or investment funds wishing to be represented at the Meeting by proxy must send, in addition to the proxy appointment letter and the personal identity document of the proxy, all the other documents mentioned above.

•	Foreign Shareholders Attending the Meeting

Foreign shareholders must submit the same documentation as Brazilian shareholders, and, exceptionally for this Meeting, the Company shall waive the need for notarization, consularization, and apostille of all documents representing the shareholder, being sufficient a soft copy of the original documents sent to the Company through the following link https://qicentral.com.br/m/agoe-petrobras-2024.

13	General Shareholders’ Meeting

•	Holders of American Depositary Receipts

Petrobras points out that the holders of American Depositary Receipts will be represented by JP Morgan Chase Bank NA, in its capacity as the depositary institution for these securities, under the terms of the Deposit Agreement settled with the Company. Entities or persons who are holders of American Depositary Receipts at the time of the Meeting will not be able to vote through the Distance Voting Ballot or the Digital Platform, nor in person. The votes of such entities or persons will be collected through the Proxy Cards distributed by the depositary institution. Only holders of American Depositary Receipts in possession of these receipts on the New York Stock Exchange (NYSE) on April 1st (record date) will be eligible to vote.

Important remarks about the Meeting and how to participate:

1.	Shareholders who have submitted their BVD may also attend the Meeting in person, at the Company's Auditorium, or by the Digital Platform. However, they must register in both cases, by submitting the necessary participation documents, as detailed above and in other documents related to the Meeting. Shareholders who have not been registered will not be allowed to participate in the Meeting.

2.	In the interest of organizing the proceedings for the Meeting, the Company will ask shareholders attending in person or digitally, upon arriving at the Meeting, that all those who have submitted a BVD and who have also qualified to participate in person or by the Digital Platform if he/she intends to:

a.	only attend the Meeting, keeping the votes already sent through the BVD valid and unchanged; or
b.	attend and vote at the Meeting, in which case their BVD will be automatically canceled, and it will be necessary for the shareholder to vote on the matters on the agenda again. If the shareholder chooses only to attend the Meeting (item "a" above), the votes cast through the BVD may not be changed during the Meeting.

3.	The Company clarifies that, exceptionally for this Meeting, it will waive the need to send hard copies of the shareholder representation documents to the Company's office, as well as the notarization, consularization and apostille of all shareholder representation documents, being sufficient soft copies of the documents sent to the Company through the following link https://qicentral.com.br/m/agoe-petrobras-2024. Powers of attorney granted by shareholders by electronic means will only be accepted if signed digitally, using digital certification.

4.	Based on the provisions of Article 6, Paragraphs 2 and 3 of CVM Resolution 81, shareholders who do not submit the necessary participation documents within the established deadlines will not be allowed to attend the Meeting in person or access the Digital Platform.

14	General Shareholders’ Meeting

5.	Once the request for qualifying to participate through the Digital Platform has been received under the established deadlines and conditions, and the documentation provided has been verified, Petrobras will send an individual and non-transferable invitation to the shareholder's e-mail address containing instructions for accessing the electronic system (the Digital Platform) and for participating in the Meeting. Shareholders who have been authorized to access the Digital Platform on the day and time scheduled to participate in the Meeting:

a.	may participate and exercise their voting rights through such Platform; and
b.	will be considered present at the Meeting, pursuant to Article 47, Paragraph 1 of CVM Resolution 81. Shareholders whose BVDs have been validated by Petrobras will also be considered present at the Meeting.

6.	Shareholders certified on the Digital Platform undertake:

a.	to use the individual invitations solely and exclusively for remotely participating in the Meeting;
b.	not to transfer or disclose, entirely or partially, the individual invitation to any third party, shareholder or not, in which case the invitation is non-transferable; and
c.	not to record or reproduce, entirely or partially, or transfer, to any third party, shareholder or not, the content or any information transmitted by virtual means during the Meeting.

7.	Shareholders who have correctly requested to participate in the Meeting and have not received the individual invitation for virtual access within 24 (twenty-four) hours of the Meeting, that is, until 1:00 p.m. (Brasília time) on April 24, 2024, should contact the Investor Relations department at Petrobras by e-mail at assembleias@petrobras.com.br requesting the instruction to be resent.

8.	The Digital Platform meets the requirements set out in Article 28, Paragraph 1, of CVM Resolution 81, which are:

a.	to allow manifestation and simultaneous access to documents presented during the Meeting that have not been made previously available;
b.	full recording the Meeting; and
c.	the possibility for communication among shareholders.

9.	Shareholders attending the Meeting in person or by the Digital Platform authorize the Company to use any information contained in the recording of the Meeting, with the purpose of:

1.	recording the possibility of manifestation and visualization of the documents presented during the Meeting;

15	General Shareholders’ Meeting

2.	recording the authenticity and security of communications during the Meeting;
3.	recording the presence and votes cast by the attending shareholders;
4.	complying with legal orders from competent authorities; and
5.	defending the Company, its managers, and third-party contractors in any judicial, arbitration, regulatory or administrative sphere.

10.	After the matters contained in the Agenda of the Meeting are discussed, shareholders may speak at the Meeting Room or through the Digital Platform, following the order in which the requests are received by the Presiding Board so the proper pace of the Meeting is maintained, with certified shareholders being granted the floor to speak but with a maximum amount of time defined for their manifestation.

11.	Petrobras recommends that shareholders certified to participate digitally test and get familiarized with the Digital Platform beforehand to avoid incompatibility of their electronic equipment with the Platform and other problems with its use on the day of the Meeting.

12.	Petrobras requests that shareholders access the Digital Platform 30 minutes prior to the scheduled start time of the Meeting, to previously validate all accesses and get familiarized with the Digital Platform.

13.	Petrobras clarifies that access will not be granted after the time in which the Meeting is scheduled to begin. Petrobras is not responsible for any operational or connection problems shareholders may face, nor for any other possible issues beyond the Company's control that may make it difficult or impossible for shareholders to participate in the Meeting.

14.	Despite the possibility of participating in person or through the Digital Platform, Petrobras recommends shareholders to use the Distance Voting Ballot.

15.	Shareholders of common shares who use their shares to vote in a separate election for a member of the Board of Directors may not use the same voting share to elect members of the Board of Directors if the election is carried out by slate or by the multiple voting process (if adopted).

16.	Pursuant to Article 141, Paragraph 7, of Law 6,404/76, and Article 19, Item III, of the Company's Bylaws, whenever, cumulatively, the election of the Board of Directors is carried out through the multiple voting process and holders of common or preferred shares exercise their right to elect a board member, the Federal Government will be guaranteed the right to elect board members in the same number as those elected by other shareholders and employees, plus 1 (one), regardless of the number of board members that has been established in Article 18 of the Company’s Bylaws.

17.	In the case of loaned shares, the borrower shall be responsible for exercising his/her voting rights, unless the contract signed between the parties provides otherwise, in which case said contractual instrument must be made available during the accreditation phase for participating in the Meetings.

16	General Shareholders’ Meeting

HOW TO VOTE THROUGH DISTANCE VOTING BALLOT
—

The Distance Voting Ballot (“BVD”) must be completed if shareholders choose to exercise their right to use the distance voting remotely, per CVM Resolution no. 81, March 29, 2022 (“Resolution 81”).

In this case, it is imperative to complete the BVD, available on http://www.petrobras.com.br/ir, with the full name (or corporate name) of the shareholder and the registration number with the Ministry of Economy, whether a legal entity (CNPJ) or natural person (CPF), as well as an email address for contact.

In addition, for the BVD to be considered valid and the votes counted at the General Meetings to be held on April 25th, 2024, at 1:00 p.m. (Brasília time zone), in the partially digital form (“Meetings”), the following instructions must be complied with:

I.	the shareholder or his/her legal representative(s), as the case may be and in accordance with current legislation, must sign the BVD and initial all its pages. The physically signed BVD must have the signature recognized. If the shareholder opts for a digital signature, using a digital certificate, it will not be necessary to initial the pages of the BVD. And
II.	the shareholder or their legal representative(s) must submit the documents proving their status as a shareholder and enabling them to participate in the Meeting, according to the INSTRUCTIONS FOR PARTICIPATION IN THE ASSEMBLY, together with the BVD and, in the case of foreigners, a sworn translation of the documents if they are not in Spanish or English, in accordance with the instructions specified below.

17	General Shareholders’ Meeting

It is important to note that the BVD can also be obtained from the CVM’s website (http://www.cvm.gov.br) or from the shareholder's custodian. It is essential that the shareholder pays attention to the instructions for filling in and sending the form that apply in each case.

Guidelines to send the BVD

Shareholders who choose to exercise their voting rights remotely may:

I.	fill in and send the BVD directly to the Company, at the following address: https://qicentral.com.br/m/agoe-petrobras-2024; or
II.	send the filling instructions for qualified service providers, according to the following guidelines:

Exercise of remote voting through the custodian.

Shareholders who choose to exercise their right to vote remotely through their custodian agent must transmit their voting instructions in accordance with the rules determined by their respective custodian, which will forward the voting instructions to the Central Depository of [B]³. Therefore, shareholders should contact their custodian agents to verify the proper procedures.

Different service providers involved in the distribution of the BVD may display their items in different ways according to their own systems. In case of doubts, it is recommended to consult the Bulletins available on the Company's website (http://www.petrobras.com.br/ir), and to contact your service provider, custodian agent, or Petrobras directly.

According to Resolution 81, shareholders must send the instructions for completing the Bulletins to their custodian agents up to 7 (seven) days prior to the date of the Meeting, i.e., until April 18, 2024 (inclusive), unless a longer deadline is established by their custodian agents.

As determined by Resolution 81, the Central Depository of [B]³, upon receiving shareholders' voting instructions through their respective custodian agents, will disregard any conflicting instructions regarding the same resolution that have been issued under the same CPF (for individual investors) or CNPJ (for institutional investors).

Exercise of distance voting rights using a book-entry share administrator

Shareholders with shares in the book-entry system can exercise their voting rights remotely through Banco Bradesco, the institution that manages Petrobras' Book-Entry Share system. In this case, the shareholder/attorney must go to any branch of Banco Bradesco to hand in the duly completed BVD.

Under the terms of Resolution 81, the shareholder must deliver the BVD no later than 7 (seven) days before the date of the Meeting, i.e. no later than April 18th 2024 (inclusive), unless a different deadline is established by Banco Bradesco.

18	General Shareholders’ Meeting

Exercise the distance voting by submitting BVD directly to Petrobras

Shareholders who choose to exercise their remote voting rights by sending the BVD directly to the Company are requested to send the following documents electronically to the following address: https://qicentral.com.br/m/agoe-petrobras-2024

I.	BVD duly completed, with all pages initialed, signed with a notarized signature or digital signature, using a digital certificate;
II.	a copy of the following valid documents:

a)	for individual investors:
o	valid identity document with photo and CPF number;
o	in the case of an attorney-in-fact (who must have been appointed less than one year before the date of the Meeting), submit the identification documents of the attorney and supporting documents for the representation that comply with the provisions of Article 126 of the Brazilian Corporation Law. Proxies granted by shareholders in physical form must have their signature recognized, and when submitted electronically, they will only be accepted if digitally signed with a digital certification.

b)	for institutional investors:
o	Corporate documents that prove the legal representation powers of the shareholder, including the appointment by power of attorney (the attorney must have been appointed within one year prior to the date of the Assembly);
o	A copy of the current consolidated bylaws or articles of incorporation with CNPJ;
o	Qualification documents for their director(s) or board member(s) and minutes of their election, as applicable; and
o	Valid photo identification document of the legal representative.

c)	for investment funds:
o	The current consolidated regulations of the fund with CNPJ;
o	The current consolidated bylaws or articles of incorporation of the fund's administrator or manager, as applicable;
o	Documents proving the representation of the administrator or manager, if by attorney;
o	Minutes of the election of the director(s) or board member(s) representing the fund's administrator or manager or having the powers to appoint their representative; and
o	Valid photo identification document of the legal representative.

The following valid identification documents, with a photo and in force, will be accepted: Identity Card (RG), Foreigner Identity Card (RNE), Driver's License (CNH), Passport, or officially recognized and accepted professional class cards as identification for legal purposes. The shareholder must submit the BVD to the Company by 1:00 PM - Brasília time - on April 18, 2024.

19	General Shareholders’ Meeting

Petrobras has up to 3 (three) days from the receipt of the Bulletin to inform the shareholder that the submitted documents are suitable for the vote to be considered valid or to notify the need for rectification and resend of the BVD or accompanying documents, observing the receipt deadline.

Common rules for sending and validating the BVD remotel

At this Meeting, exceptionally, Petrobras waives the need to send physical copies of shareholder representation documents to the Company's headquarters, as well as the notarization, consularization, and/or apostille of such documents. It is sufficient to send a simple copy of the original documents to the electronic address mentioned above.

Powers of attorney granted by shareholders through electronic means will only be accepted if digitally signed, using digital certification.

Regardless of the chosen method of submission (to the custodian, to the registrar or directly to Petrobras), it is recommended that the shareholder send, transmit, or submit the BVD (which will be available at least one month before the Assembly), along with the relevant documents, as early as possible to allow sufficient time for evaluation and possible feedback regarding the need for rectification, correction, and resubmission of documents.

The BVD forwarded, transmitted or filed will be disregarded by the Company if:

IV.	is sent after the deadline,

V.	is not properly filled in, or

VI.	is not accompanied by the necessary documents, as applicable.

If the shareholder has chosen to deliver the BVD directly to Petrobras, they will be informed of the rejection of his ballot paper via the e-mail address indicated therein.

Specific instructions about the election for the board of directors via BVD form

At the Annual General Meeting, if the proposal to set the number of Board of Directors members at 11 (eleven) is accepted, there will be an election for these 11 (eleven) vacancies for members of the Petrobras Board of Directors. As per the letter sent by the controlling shareholder of the Company, Petrobras has received the nomination of a slate containing 8 (eight) candidates to run for the Board of Directors. It is worth noting that shareholders holding common shares who use their shares to vote separately for a member of the Board of Directors at the Ordinary General Meeting cannot use the same shares to vote in the election of Board of Directors members at this meeting, whether through a slate election or multiple voting, if adopted. The details of the nominations for the Petrobras Board of Directors are provided in this Manual.

20	General Shareholders’ Meeting

Other nominations for the Board of Directors will be disclosed by Petrobras through a Market Communication. Additionally, all candidates nominated by minority shareholders who meet the minimum shareholding requirements as per Resolution 81, subject to the established deadlines and requirements outlined in Resolution 81, will be included in the BVD.

The minimum percentage of share capital required to request the adoption of multiple voting for the election of Board of Directors members is 5% (five percent) of the voting capital, as per CVM Resolution 70, dated March 22, 2022. Such request must be made by shareholders up to 48 (forty-eight) hours prior to the meeting, i.e., by 1:00 PM - Brasília time - on April 23, 2024, as per §1 of Article 141 of the Brazilian Corporation Law. If the multiple voting process is adopted, the vote by slate of candidates nominated by the controlling shareholder will lose its effect, and the election will take place through the allocation of votes to each individual candidate.

The election of the Board of Directors in the BVD is structured as follows:

•	Items 4 and 5: separate election of candidates nominated by shareholders holding preferred shares.

•	Items 6 and 7: election by slate if multiple voting is not adopted.

•	Item 10: simple question regarding the adoption of multiple voting.

•	Items 11 and 12: election through the cumulative voting process, in which the slate election does not apply.

Election by Slate System - Items 6 and 7 of the BVD.

•	Item 6 (Simple Resolution): the shareholder can vote to APPROVE, REJECT, or ABSTAIN in relation to the slate listed in the BVD.

•	Item 7 (Simple Question): if there is a change in the slate listed in the BVD – modification of one of the candidates for the Board of Directors – the shareholder must indicate whether they wish to maintain their vote for the chosen slate in response to item 6 above. A "YES" vote in this item 7 (combined with an "APPROVE" vote in item 6) means that the shareholder will continue to vote for the slate even if one or more names are changed.

Request for Adoption of Cumulative Voting

21	General Shareholders’ Meeting

•	Item 10 (Simple Deliberation): the shareholder can vote YES, NO or ABSTAIN in relation to the request for the adoption of cumulative voting.
•	A "YES" vote in this item 10 means that the shareholder wishes that the cumulative voting process be adopted in the election of the members of the Board of Directors. This means that the election for the Board of Directors will not take place through the slate (item 3), but the candidates can receive votes individually. If the shareholder votes "NO" or "ABSTAIN", their shares will not be counted for the purposes of the cumulative voting request.

Election by Cumulative Voting – Items 11 and 12 of BVD

These items of the BVD will only be considered if the cumulative voting process is adopted. In case the cumulative voting election process (items 11 and 12) is adopted, all candidates to the Board of Directors - both those nominated by the controlling shareholder and those nominated by minority shareholders - may receive votes individually.

If cumulative voting is adopted, all votes cast for the slate (item 6) will no longer be valid and will not count for the election of the Board. If you wish to have your votes counted in the Board election, you should allocate your votes (at your discretion) to items 11 and 12, even if you voted against the adoption of the cumulative voting election.

•	Item 11 (Board election by candidate - Cumulative voting only): it asks whether the shareholder intends to distribute the votes equally among all the candidates listed on the BVD. There are 8 (eight) vacancies in dispute for the Board:

IMPORTANT

•	Shareholders who vote "YES" in item 11 may vote in item 12.
•	Shareholders who vote "YES" in item 11 will have their votes AUTOMATICALLY distributed equally among all candidates listed in the BVD, provided they do not approve any candidate in item 12.
•	Shareholders who vote "NO" in item 11 may assign a specific percentage of their votes to the candidates of their preference through the field specified in item 12.
•	Shareholders who vote "YES" in item 11 and, nevertheless, vote favorably for one or more candidates in item 12, will have their votes distributed proportionally among the selected candidates.
•	Shareholders who vote "ABSTAIN" in item 11 will not have their votes counted in the cumulative voting process.

22	General Shareholders’ Meeting

•	Item 12 (Visualization of all candidates to indicate the distribution of the cumulative vote): Field for indicating the candidates if the response to item 11 was "YES" or for indicating the percentage of votes that the shareholder wishes to allocate to each individual candidate, at their own discretion, by entering the percentage of votes they wish to allocate to each candidate in the space indicated next to the name of the respective candidate, if the response to item 11 was "NO".

IMPORTANT

Voting instructions whose sum of percentages indicated in item 12 is higher or lower than 100% will also be disregarded. Shareholders who vote through third party systems should check whether said systems accept the insertion of percentage numbers for each candidate. If not, the shareholder should ask the third party responsible for the system about the procedure to be adopted so that the numerical percentages are properly processed.

The Company informs that the guidelines provided

here, as well as those contained in the Bulletin itself

is intended to assist shareholders in filling in the

BVD. Shareholders who choose to use the BVD are

solely and entirely responsible for filling it in

correctly, regardless of how they have accessed it:

either directly (on the Company's or the CVM's

website) or indirectly (by transmitting the form to

custody agents, a voting recommendation

consultancy hired by the shareholder, or to the

bookkeeping institution for Petrobras shares).

If you have any questions or would like more information on how to vote via BVD, please contact your broker, custody agent, service provider or Petrobras' investor relations team at:

E-mail: assembleias@petrobras.com.br

Or with the company hired (Morrow Sodali) by Petrobras to provide support for this Meeting:

E-mail: petrobras@investor.morrowsodali.com

Phone number: +55 11 3198-7280

23	General Shareholders’ Meeting

PRESENTATION TO SHAREHOLDERS - AGM
—

ITEM I - TO ANALYZE MANAGEMENT ACCOUNTS, EXAMINE, DISCUSS AND VOTE THE MANAGEMENT’S REPORT AND THE COMPANY'S FINANCIAL STATEMENTS, WITH THE REPORT FROM THE INDEPENDENT AUDITORS AND THE FISCAL COUNCIL REPORT, FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2023.

Dear Shareholders,

The Management Report, the Financial Statements with the Independent Auditors and Fiscal Council’s Reports of fiscal year of 2022 are available in Petrobras website:

https://www.investidorpetrobras.com.br/en/presentations-reports-and-events/annual-reports/

https://www.investidorpetrobras.com.br/en/results-and-announcements/results-center/

24	General Shareholders’ Meeting

Rio de Janeiro, March, 22th de 2024.

Jean Paul Terra Prates

CEO

25	General Shareholders’ Meeting

ITEM II - PROPOSAL FOR THE ALLOCATION OF NET INCOME FOR 2023

Dear Shareholders,

Petrobras recorded a net income attributable to shareholders of R$124,606,357,662.16 in the financial statements for the fiscal year ended December 31, 2023.

According to Law 6,404/76, as amended by Law 9,457, of May 5, 1997, and Law 10,303, of October 31, 2001, as well as the Company’s Bylaws and its Shareholder Remuneration Policy, the Board of Directors proposed to this General Shareholders' Meeting, with a favorable opinion by the Fiscal Council, the allocation of R$72,418,772,428.41 in the form of dividends as shareholder remuneration, representing 58.12% of net income (61.95% of adjusted net income), being R$5.56928679 per floating preferred and common share.

To establish this proposal, the following items were considered:

a)	Pursuant to Article 8 of the Company’s Bylaws, dividends to be paid to common and preferred shares cannot be lower than 25% (twenty-five percent) of the adjusted net income.

b)	Article 5, Paragraph 2, of the Company’s Bylaws prioritizes dividends attributable to preferred share of, at least, 5% (five percent), calculated on the portion of the capital represented by this type of share, or 3% (three percent) of the share's net asset value, whichever is higher;

c)	The shareholder remuneration policy seeks to ensure business continuity, short-, medium- and long-term financial sustainability, in addition to a predictable flow of dividend payments to shareholders. This policy establishes that, in the event gross debt is equal or lower than the maximum debt level defined in the strategic plan in force (US$65 billion for the 2024-2028 Strategic Plan), and the accumulated positive net income, reported in the last quarterly result calculated and approved by the Board of Directors, the Company must distribute 45% (previously 60%) of its free cash flow, corresponding to the operating cash flow deducted from the acquisitions of fixed assets, intangibles and equity interests, presented in the consolidated statement of cash flows, so long as the result of this formula is higher than US$4 billion and does not compromise the Company's financial sustainability; and

d)	Amounts relating to share repurchases carried out by the Company and recorded in the consolidated cash flow statement for each quarter will be deducted from the amount resulting from the formula applied every quarter.

The proposed dividend distribution for the 2023 fiscal year, in the amount of R$72,418,772,428.41 (R$5.56928679 per floating preferred and common share), was calculated according to the shareholder remuneration policy, considering 60% of free cash flow for 1Q23, based on the policy in force at the time, and 45% of free cash flow for the remaining quarters in 2023, and also deducts share repurchases carried out from September 1-December 31, 2023, as demonstrated in the table below.

26	General Shareholders’ Meeting

The shareholder remuneration includes the minimum mandatory dividend of R$29,222,556,822.48, equivalent to 25% of adjusted net income, and additional dividends of R$43,196,215,605.93, arising from the remaining portion of the accumulated net income for the year. This proposal is higher than the priority for preferred shares and is in line with the shareholder remuneration policy.

Therefore, the proposed dividends of R$72,418,772,428.41 are distributed as follows:

a)	Advances in the amount of R$57,152,388,633.02, approved by the Board of Directors in 2023, which, restated by the variation of the Selic rate from the payment date until December 31, 2023, reaches a total amount of R$58,214,901,362.50. These advances will be deducted from the dividends proposed for the 2023 fiscal year, as follows:
•	R$24,700,199,491.20 as dividends and interest on equity for 1Q23, paid in advance on August 18, 2023 and on September 20, 2023, equivalent to R$1.89357700 per floating preferred and common share;

•	R$14,991,752,686.07 as dividends and interest on equity for 2Q23, paid in advance on November 21, 2023 and on December 15, 2023, equivalent to R$1.14930400 per floating preferred and common share;

•	R$17,460,436,455.75 as dividends and interest on equity for 3Q23, paid in advance on February 20, 2024 and on March 20, 2024, equivalent to R$1.34534750 per floating preferred and common share;

•	R$1,062,512,729.48 as restatement of the advanced dividends and interest on equity, according to the variation of the Selic rate from the payment date until December 31, 2023. The restatement represents R$0.08210985 per floating preferred and common share and will be deducted from the dividends proposed for the 2023 fiscal year.

b)	Complementary dividends of R$14,203,871,065.91, equivalent to R$1.09894844 per floating preferred and common share, to be paid on May 20, 2024 and June 20, 2024 and which will be restated according to the variation of the Selic rate from December 31, 2023 until the payment date. These dividends are recorded in a specific account in the Company's net equity, as proposed additional dividends.

27	General Shareholders’ Meeting

Shareholders will be entitled to remuneration as follows:

1.	The cut-off date for holders of Petrobras’ shares traded on B3 will be April 25, 2024 and the record date for holders of American Depositary Receipts (ADRs) traded on the New York Stock Exchange – NYSE will be April 29, 2024.

2.	Petrobras’ shares will be traded ex-rights on B3 and NYSE as of April 26, 2024.

Therefore, the Board of Directors proposes to shareholders at the General Shareholders' Meeting, with a favorable opinion by the Fiscal Council, the allocation of R$6,161,762,666.92 to the legal reserve, R$1,554,367,705.32 to the statutory reserve, and R$633,264,036.63 to the statutory reserve to fund research and development programs, R$43,871,086,762.81 to the statutory reserve for capital remuneration and R$72,418,772,428.41 as shareholder remuneration in the form of dividends arising from the accumulated net income for the year.

The Board also proposes the ratification of dividends, in the proportion of R$5.56928679 per floating preferred and common share, of which R$30,978,163,499.21 to preferred shareholders and R$41,440,608,929.20 to common shareholders.

The value of the proposed dividends, per share, may vary until the date of the Meeting, which is the cut-off date for shareholding position, due to the share buyback program that reduces the number of floating shares.

Rio de Janeiro/RJ - March 22, 2024.

Jean Paul Terra Prates

CEO

28	General Shareholders’ Meeting

EXHIBIT A - ALLOCATION OF NET INCOME

1.	Inform the net income for the year

R$124,606,357,662.16

2.	Inform the overall amount and the value per share of the dividends, including early dividends and interest on equity already declared

3.	Inform the distributed percentage of net income for the year

The total proposed dividends of R$72,418,772,428.41 account for 58.12% of the net income for the fiscal year of 2023 (61.95% of adjusted net income for the year).

4.	Inform the overall amount and the value per share of dividends distributed based on income from previous year

Not applicable.

5.	Inform, net of early dividends and interest on equity already declared:

a.	The gross value of dividends and interest on equity, segregated by share of each type and class

b.	The type and term of payment of dividends and interest on equity

29	General Shareholders’ Meeting

The dividends will be paid on May 20, 2024, and June 20, 2024, as detailed below:

Shareholders will be entitled to remuneration as follows:

1.	The cut-off date for holders of Petrobras’ shares traded on B3 will be April 25, 2024 and the record date for holders of American Depositary Receipts (ADRs) traded on the New York Stock Exchange – NYSE will be April 29, 2024.

2.	Petrobras’ shares will be traded ex-rights on B3 and NYSE as of April 26, 2024.

The value of the proposed dividends, per share, may vary until April 25, 2024, which is the cut-off date for shareholding position, due to the share buyback program that reduces the number of floating shares.

c.	Any restatement and interest on dividends and interest on equity

Dividends will be restated by the variation of the SELIC rate from December 31, 2023 to the payment date.

d.	Cut-off date to identify shareholders who will be entitled to receive dividends and interest on equity

According to item 5.b above.

6.	In the event of declaration of dividends or interest on equity based on income calculated in semi-annual balance sheets or shorter periods

a.	Inform the amount of dividends or interest on equity already declared

30	General Shareholders’ Meeting

b.	Inform the date of the respective payments

According to item 6.a above.

7.	Provide a comparative table informing the following values per share of each type and class:

a.	Net income for the year and for the three (3) previous years

b.	Dividend and interest on equity distributed in the three (3) previous years

8.	In the event of allocation of income to the legal reserve

a.	Identify the amount allocated to the legal reserve

R$6,161,762,666.92

b.	Provide details of the calculation of the legal reserve

Created by recording 5% of the net income for the year, as per article 193 of Brazilian Corporate Law. The balance of this reserve reached the legal limit on December 31, 2023, totaling R$41,086,392,098.10, (corresponding to 4.94% of the net income for the year).

31	General Shareholders’ Meeting

9.	If the company has preferred shares with right to fixed or minimum dividends

a.	Describe the calculation of fixed or minimum dividends

Each year, shareholders are entitled to dividends and/or interest on equity that cannot be lower than twenty-five percent (25%) of the adjusted net income, as per Brazilian Corporate Law, divided by the number of shares that comprise the Company’s share capital, pursuant to Article 8 of the Bylaws.

Preferred shares will have priority in the event of capital reimbursement and payment of dividends, of at least 5% (five percent), calculated on the portion of the capital represented by this type of share, or 3% (three percent) of the share’s net asset value, whichever is higher, participating on an equal basis with the common shares in capital increases arising from incorporation of reserves and profit, in accordance with Article 5, Paragraph 2, of the Company’s Bylaws.

b.	Inform whether the profit for the year is sufficient for the full payment of fixed or minimum dividends

The profit for the year is sufficient for the full payment of fixed or minimum dividends.

c.	Identify if any unpaid portion is cumulative

Not applicable.

d.	Identify the overall amount of fixed or minimum dividends to be paid to each class of preferred shares

R$12,415,854,925.89 of dividends related to the floating preferred shares, based on 25% of adjusted net income.

e.	Identify the fixed or minimum dividends to be paid per preferred share of each class

R$2.25828801 per floating preferred share.

10.	Regarding mandatory dividend

a.	Describe the calculation provided for in the Bylaws

Each year, shareholders are entitled to dividends and/or interest on equity that cannot be lower than twenty-five percent (25%) of the adjusted net income, as per Brazilian Corporate Law, divided by the number of shares that comprise the Company’s share capital, pursuant to Article 8 of the Bylaws.

32	General Shareholders’ Meeting

b.	Inform whether it is being paid in full

Yes.

c.	Inform any amount retained

Not applicable.

11.	In the event of retention of mandatory dividend because of the company’s financial situation

a.	Inform the amount retained

Not applicable.

b.	Describe in details the company’s financial situation, including aspects related to analysis of liquidity, working capital and positive cash flows

Not applicable.

c.	Justify the reason for retaining dividends

Not applicable.

12.	In the event of allocation of profit to the contingencies reserve

a.	Identify the amount allocated to the reserve

Not applicable.

b.	Identify the probable loss and what caused it

Not applicable.

c.	Explain why the loss was deemed as probable

Not applicable.

33	General Shareholders’ Meeting

d.	Justify the creation of the reserve

Not applicable.

13.	In the event of allocation of profit to the unrealized profit reserve

a.	Inform the amount allocated to the unrealized profit reserve

Not applicable.

b.	Inform the nature of unrealized profit that originated the reserve

Not applicable.

14.	In the event of allocation of profit to statutory reserves

a.	Describe the statutory clauses that establish the reserve

According to the Bylaws, the constitution of the statutory reserves listed below must be considered in the proposal for distributing profits, observing the following order of priority:

•       Statutory R&D reserve: constituted through the appropriation of the net income equivalent to 0.5% of the share capital, up to the limit 5% of the Company’s share capital, aimed at funding research and technological development programs.

•       Capital remuneration reserve: may be constituted through the appropriation of up to 70% of the adjusted net income for each year, subject to Article 202 of the Brazilian Corporate Law and the Shareholder Remuneration Policy, up to the limit of the share capital, aimed at ensuring resources to pay dividends, interest on equity, or other forms of shareholder remuneration provided by law, as well as for advances, repurchases of shares authorized by law, absorption of losses and, as a final purpose, to be incorporated into the share capital.

b.	Identify the amount allocated to reserves

A total of R$633,264,036.63 was allocated to the statutory R&D reserve and R$43,871,086,762.81 to the capital remuneration reserve.

c.	Describe how the amount was calculated

•       Funding reserve for R&D programs: Appropriation of a portion of the net income for the year, equivalent to approximately 0.31% of the share capital of R$205,431,960,490.52, considering that the balance of this reserve reached the limit of 5% of the share capital on December 31, 2023, totaling R$10,271,598,024.53.

•       Capital remuneration reserve: Appropriation of the remaining portion of the net income for the year after the allocation to dividends and profit reserves (legal, statutory R&D, and tax incentives), representing approximately 37.53% of the adjusted net income for the year.

34	General Shareholders’ Meeting

15.	In the event of profit retention provided for in capital budget

a.	Identify the amount retained

Not applicable.

b.	Provide a copy of the capital budget

Not applicable.

16.	In the event of allocation of profit to the tax incentive reserve

a.	Inform the amount allocated to the reserve

R$1,554,367,705.32

b.	Explain the nature of the allocation

The reserve was cnstituted through the allocation of a portion of net income resulting from government donations and subsidies for investments, pursuant to article 195-A of the Brazilian Corporate Law. This reserve can only be used to absorb losses or for the purpose of increasing capital.

Refers to the subsidy for investments within the scope of the Superintendencies for Development of the Northeast (SUDENE) and the Amazon (SUDAM).

35	General Shareholders’ Meeting

ITEM III - PROPOSAL TO SET THE NUMBER OF 11 (ELEVEN) MEMBERS OF THE BOARD OF DIRECTORS

Dear Shareholders,

Article 18 of Petrobras' bylaws establishes that the Board of Directors shall be composed of a minimum of 7 (seven) and a maximum of 11 (eleven) members, with the General Meeting being responsible for defining the number of seats on the board.

Management proposes that the number of 11 (eleven) members on the Company's Board of Directors be maintained.

Rio de Janeiro, March 22th de 2024.

Jean Paul Terra Prates

CEO

36	General Shareholders’ Meeting

ITEM IV - ELECTION OF THE MEMBERS OF THE PETROBRAS BOARD OF DIRECTORS

Ladies and Gentlemen Shareholders,

The election of the members of the Petrobras Board of Directors, in accordance with the provisions of the Company's Bylaws, will be approved during the Ordinary General Meeting ("AGO").

Petrobras has received from the controlling shareholder the following names for the composition of the Board of Directors: Pietro Adamo Sampaio Mendes, Jean Paul Terra Prates, Renato Campos Galuppo, Vitor Eduardo de Almeida Saback, Rafael Ramalho Dubeux, Bruno Moretti, Benjamin Alves Rabello Filho, and Ivanyra Maura de Medeiros Correia.

Mrs. Rosangela Buzanelli Torres was elected in the first round, in a vote held by Petrobras employees in 2023, in accordance with Article 2, §1, of Law No. 12,353, dated December 28, 2010.

For the minority shareholders, Petrobras has received the nominations of Francisco Petros de Oliveira Lima Papathanasiadis for separate voting by the holders of common shares, and José João Abdalla Filho and Marcelo Gasparino da Silva for the multiple voting election process.

For the preferred shareholders, Aristóteles Nogueira Filho and Jeronimo Antunes have been nominated for separate voting.

The People Committee of Petrobras (COPE), in meetings held on January 19, 2024, January 25, 2024, and March 8, 2024, evaluated the fulfillment of requirements and restrictions for seven of the individuals nominated for the Board of Directors, in accordance with Article 10 of Law No. 13,303/2016, Article 21 of Decree No. 8,945/2016 (as amended by Decree No. 11,048/2022), the Company's Bylaws, and the Policy for the Nomination of Members of Senior Management and the Fiscal Council (Nomination Policy). The COPE also assessed the independence criteria for the candidates, in accordance with §5 of Article 18 of Petrobras' Bylaws and CVM Resolution No. 80/2022, adhering to the stricter criterion.

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Regarding Rosangela Buzanelli Torres, Ivanyra Maura Medeiros Correia, Renato Campos Galuppo, Pietro Adamo Sampaio Mendes, Jean Paul Terra Prates, Bruno Moretti and Vitor Eduardo de Almeida Saback, the COPE unanimously opined that the nominees meet the necessary requirements established by Law No. 13,303/2016, Decree No. 8,945/2016, Petrobras' Bylaws, and the Petrobras Nomination Policy, and do not have any restrictions that would prevent their election as members of the Board of Directors.

Regarding the analysis of independence criteria, based on the declarations filed by the nominees at the Company's headquarters, the COPE expressed its opinion that Mrs. Rosangela Buzanelli Torres and Mr. Pietro Adamo Sampaio Mendes, Jean Paul Terra Prates, Bruno Moretti, and Vitor Eduardo de Almeida Saback DO NOT meet the criteria to be classified as Independent Directors on the Board of Directors.

Based on the declarations filed by the nominees at the Company's headquarters, the COPE expressed its opinion that Mrs. Ivanyra Maura de Medeiros Correia and Mr. Renato Campos Galuppo meet the criteria to be classified as Independent Directors on the Board of Directors.

The minutes of the Committee meeting that analyzed the mentioned nominationsare available at the following company website address: (https://www.investidorpetrobras.com.br/en/general-shareholder-and-board-meetings/)

Pursuant to §4 of Article 21 of Decree No. 8,945/2016, as amended by Decree No. 11,048/2022, the Board of Directors, in meetings held on January 26, 2024, and March 11, 2024, also expressed its opinion regarding the compliance with the relevant requirements and restrictions for seven of the nominees for the Board of Directors.

Regarding Mr. Renato Campos Galuppo, whose nomination had been previously analyzed by COPE, the Board of Directors appointed him as a Board Member until the next General Shareholders' Meeting.

As for Mrs. Rosangela Buzanelli Torres and Mrs. Ivanyra Maura de Medeiros Correia, and Messrs. Pietro Adamo Sampaio Mendes, Jean Paul Terra Prates, Vitor Eduardo de Almeida Saback and Bruno Moretti, the Board of Directors accepted and endorsed the analyses conducted by COPE regarding these nominations, which were considered eligible.

Furthermore, the Board of Directors unanimously accepted and endorsed the analyses conducted by the People Committee regarding the compliance with the independence criteria set forth in Petrobras' Bylaws and CVM Resolution No. 80/2022 for the nominations of Pietro Adamo Sampaio Mendes, as a non-independent member; Bruno Moretti, as a non-independent member; Ivanyra Maura de Medeiros Correia, as an independent member; Jean Paul Terra Prates, as a non-independent member; Renato Campos Galuppo, as an independent member; Rosangela Buzanelli Torres, as a non-independent member; and Vitor Eduardo de Almeida Saback, as a non-independent member.

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The minutes of the Board of Directors meetings are available on the company's website (https://www.investidorpetrobras.com.br/en/general-shareholder-and-board-meetings/).

The internal governance procedures of the company for analyzing the legal, management, and integrity requirements and for the opinions of the People Committee and the Board of Directors regarding the remaining nominees are still ongoing, as there was not enough time for their proper internal addressing. Before the holding of this Shareholders' Meeting, the minutes of the Committee and Board of Directors meetings that will consider such nominations will be available on the company's website. (https://www.investidorpetrobras.com.br/en/general-shareholder-and-board-meetings/)

The instructions for the nomination of Board Members are outlined in the chapter "Verification of Legal and Statutory Requirements and Restrictions for the Nomination of Petrobras Board Members," available at the following link.

Following this, the Annexes contain information related to the nominees for the Petrobras Board of Directors, in accordance with items 7.3 to 7.6 of the Reference Form (Article 11, item I of CVM Resolution No. 81, dated March 29, 2022).

Rio de Janeiro, March 22, 2024.

Jean Paul Terra Prates

CEO

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ANNEX I – INFORMATION ABOUT THE CANDIDATES NOMINATED BY THE CONTROLLING SHAREHOLDER AND THE EMPLOYEE REPRESENTATIVE FOR THE POSITION OF PETROBRAS' BOARD OF DIRECTORS MEMBER

Name	Birth Date	Governing Body	Term of Office
CPF (Individual Taxpayer’s ID)	Occupation	Elective position to be held	Nº of Consecutive Terms
Pietro Adamo Sampaio Mendes 099.100.897-93	07/27/1982 Federal Public Servant	Board of Directors Chairman	Until AGM 2026 1 - 04/28/2023
Jean Paul Terra Prates 867.212.837-00	06/19/1968 Lawyer	Board of Directors Board Member	Until AGM 2026 1 – 01/26/2023
Bruno Moretti 086.900.457-32	07/06/1980 Public Servant	Board of Directors Board Member	Until AGM 2026 1 – 04/28/2023
Benjamin Alves Rabello Filho 600.475.696-20	08/18/1962 Lawyer	Board of Directors Board Member	Until AGM 2026 0
Ivanyra Maura de Medeiros Correia	10/23/1967	Board of Directors	Until AGM 2026
009.092.797-48	Production Engineer	Board Member	0
Renato Campos Galuppo 027.369.636-01	03/13/1977 Lawyer	Board of Directors Board Member	Until AGM 2026 1 – 01/26/2024
Rafael Ramalho Dubeux 041.323.794-00	06/04/1982 Public Servant	Board of Directors Board Member	Until AGM 2026 0
Vitor Eduardo de Almeida Saback	02/03/1982	Board of Directors	Until AGM 2026

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954.648.321-49	Public Servant	Board Member	1 – 04/28/2023
Rosangela Buzanelli Torres* 002.629.247-57	01/05/1960 Geological Engineer	Board of Directors Board Member	Until AGM 2026 2 – 07/23/2020

* elected by separate vote, through direct voting by her peers, in accordance with §1 of Article 2 of Law No. 12,353, dated 12/28/10.

Summarized resumes of the nominees

Pietro Adamo Sampaio Mendes Mr. Pietro Adamo Sampaio Mendes has been seconded by the National Agency of Petroleum, Natural Gas and Biofuels (ANP) since November 2020 and currently serves as the National Secretary of Oil, Natural Gas, and Biofuels at the Ministry of Mines and Energy. He has been the Chairman of the Board of Directors of Petrobras since April 2023. He has over 16 years of experience in the oil, natural gas, and biofuels sector.Mr. Mendes holds a bachelor's and teaching degree in Chemistry from the Federal Fluminense University (UFF), a degree in Law from the Federal University of the State of Rio de Janeiro (UNIRIO), an executive postgraduate degree in Oil and Gas from COPPE-UFRJ, an MBA in Strategic and Economic Business Management from the Getulio Vargas Foundation (FGV), a Ph.D. in Chemical and Biochemical Process Technology (CAPES Concept 6) from the Federal University of Rio de Janeiro (UFRJ), and a postdoctoral degree from the Beddie School of Business (Simon Fraser University) in Canada. Prior to his current position, Mr. Mendes served as an Advisor to the Presidency at Empresa de Planejamento e Logística S.A. (EPL) and Infra S.A. He was responsible for coordinating the incorporation process of EPL by VALEC to create Infra S.A., working on the necessary corporate documents, people management, definition of strategic planning, and business plan. Mr. Mendes also held positions at the Ministry of Mines and Energy (MME), including Deputy Secretary of Oil, Natural Gas, and Biofuels, where he monitored fuel supply, particularly diesel, coordinated the department's expenses, and led the RenovaBio Committee and Future Fuel Program. He served as Director of the Biofuels Department at MME, overseeing the Future Fuel Program, the RenovaBio Committee, and the Working Group for the integration of biofuels into the Diesel cycle. During his time at the National Agency of Petroleum, Natural Gas, and Biofuels (ANP), Mr. Mendes worked as a Director's Advisor, representing the agency in public hearings at the National Congress, interministerial working groups, and national and international events. He also served as Deputy Superintendent of Biofuels and Product Quality, leading the initial stage of regulation for RenovaBio related to RenovaCalc and producer certification, as well as leading a mission to the United States on LCFS and RFS.

Mr. Pietro Adamo Sampaio Mendes has declared himself as a non-independent Board Member according to the criteria outlined in CVM Resolution No. 80/2022.

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Jean Paul Terra Prates. Mr. Jean Paul Terra Prates is a member of the Petrobras Board of Directors and has been our Chairman since January 2023. He is 55 years old and holds a degree in Law from the State University of Rio de Janeiro (UERJ). He also holds a Master's degree in Economics andManagement of Oil, Gas, and Engines from IFP School (French Institute of Petroleum) and a Master's degree in Energy Policy and Environmental Management from the University of Pennsylvania. Mr. Terra Prates previously worked as a legal advisor for Petrobras Internacional S.A. (Braspetro), served as an editor for the Oil & Gas Journal Latinoamericana, and was the Executive Director of Expetro Consultoria em Recursos Naturais Ltda., the largest national oil consultancy during the 1990s and 2000s. He has coordinated projects for various public and private companies, national and international entities, labor unions, regulatory agencies, and parliamentary bodies in all areas of the energy sector. As the Secretary of State for Energy for the Government of Rio Grande do Norte, Mr. Terra Prates led the state to energy self-sufficiency and national leadership in wind power generation. He also oversaw the consolidation of a refinery and gas and biomass thermal power plants in the state and laid the groundwork for solar and offshore wind energy projects. During his term as a Senator for Rio Grande do Norte from 2019 to 2023, Mr. Terra Prates held various relevant positions, including membership in the leadership group and serving as Senate and National Congress Leader. He was the President of the Parliamentary Front for Natural Resources and Energy and the Brazil-Arab Countries Parliamentary Group. He served on several committees in the Federal Senate, such as the Economic Affairs Committee, the Services and Infrastructure Committee, and the Science and Technology Committee. Mr. Terra Prates was the author of significant legislation related to energy transition and sustainable practices, including the law that regulates carbon capture and storage activities and the offshore energy law. He also served as the rapporteur for the Legal Framework for Railways, the new laws on biogas production in landfills, and the new law on sustainable urban mobility. He has recently been recognized as one of the three most influential figures in the renewable energy sector in Brazil and one of the 50 most important personalities in the global energy sector by the leading international energy magazines Recharge (European) and Windpower (American). He was also elected one of the 25 most influential figures in the global wind industry by Windpower magazine.

Mr. Jean Paul Terra Prates has declared himself as a non-independent Board Member according to the criteria outlined in Article 36, §1 of Decree No. 8,945/2016, the Listing Regulation of Level 2 Corporate Governance, and CVM Resolution No. 80/2022.

Bruno Moretti. Mr. Bruno Moretti has been a Board Member of Petrobras since April 2023. He holds a degree in Economics from the Federal Fluminense University (UFF), a Master's degree in Industrial Economics from the Federal University of Rio de Janeiro (UFRJ), a Ph.D. in Sociology from the University of Brasília (UnB), and a postdoctoral fellowship in Sociology from UnB. He is currently a Ph.D. candidate in Economic Development at Unicamp. He began his career as a Planning and Budget Analyst at the Ministry of Planning and Budget in 2004. From 2009 to 2012, he served as Director of the Secretariat of Planning and Strategic Investments. In 2013 and 2014, he worked as an Advisor to the Executive Secretariat of the Ministry of Planning and Budget and was a substitute member of the Deliberative Board of Funpresp. From 2013 to 2015, he served on the Board of Directors and the Fiscal Council of EBSERH. He was a Director and Deputy Executive Secretary of the Executive Secretariat of the Ministry of Health from 2014 to 2015. From 2015 to 2016, he acted as Deputy Executive Secretary of the Chief of Staff's Office of the Presidency of the Republic. From 2017 to 2022, he worked as a Technical Advisor in the Federal Senate, focusing on economics, infrastructure, fiscal policy, and public budgeting. He currently serves as the Special Secretary for Governmental Analysis of the Presidency of the Republic, as well as a Board Member and member of the Investment Committee of Petrobras since May 2023.

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Mr. Bruno Moretti has declared himself as a non-independent Board Member according to the criteria outlined in CVM Resolution No. 80/2022.

Benjamin Alves Rabello Filho. Mr. Benjamin Alves Rabello Filho holds a degree in Law from the Faculty of Law at the Federal University of Minas Gerais (1986), a degree in Business Administration with a focus on Foreign Trade from Centro Universitário UNA (1985), and a master's degree in Law from the Federal University of Minas Gerais (1999). He also has postgraduate qualifications in Marketing Administration from UNA-BH (1987) and in Constitutional Law from the Faculty of Law at UFMG (1993). He joined the Petrobras Board of Directors' Investment Committee (COINV) as an external member in 2023, and he currently serves as its Chairman. He has been practicing law in his own firm since November 1986 and has been a Full Professor of Constitutional Law, Administrative Law, and General Theory of the State at the Military Police Academy of Minas Gerais since February 1989. He has previously served as an Assistant Professor of Public International Law, General Theory of the State, and Constitutional Law at PUC-Minas (2001-2022); an Assistant Professor of Constitutional Law I and Electoral Law at Faculdade Promove (2010-2020); an Advisor to Judge Pedro Aleixo Neto at the Minas Gerais Court of Justice (2015-2016); the Director of Business at the Official Press of Minas Gerais (2013-2015); and a Judge at the Regional Electoral Court of Minas Gerais (2009-2011).

Mr. Benjamin Alves Rabello Filho has declared himself as a non-independent Board Member according to the criteria outlined in CVM Resolution No. 80/2022.

Ivanyra Maura de Medeiros Correia. Ms. Ivanyra Correia holds a degree in Production Engineering from the Federal University of Rio de Janeiro (1990) and an MBA with a focus on Finance and Strategic Planning from The Wharton School - University of Pennsylvania. She is certified as a Board Member and Fiscal Board Member by IBGC (Brazilian Institute of Corporate Governance), and has participated in the Diversity in Boards Program (PDeC) by B3, IBGC, IFC/World Bank, SpencerStuart, and WCD. She is currently a member of the NYSE Board Advisory Council Network. She has extensive experience serving on Boards of Directors and Committees in publicly traded, family-owned, multinational, and state-owned companies. She has served as a Board Member for Zurich Reinsurance and SERPRO, as President of the Fiscal Boards of Brasiliana Participações S.A. and Statkraft Energias Renováveis, and as a member of the Fiscal Board of Banco Bradesco. Currently, she is a substitute Board Member at Invepar S.A., a Board Member of IBEF (Brazilian Institute of Finance Executives), a member of the Finance, Audit, and Risk Committee of the Baumgart Group, and an International Board Member of the PIOB (Public Interest Oversight Board). She has also held various executive positions in Brazilian (Votorantim and Unibanco), American (Penske/GE and Bank of America), Swiss (Zurich), French (Fnac), and Mexican (Amanco) groups. She has been recognized as one of the top executives in Latin America by the Latin Business Chronicle.

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Ms. Ivanyra Maura de Medeiros Correia has declared herself as an independent Board Member according to the criteria outlined in Article 36, §1 of Decree No. 8,945/2016, the Listing Regulation of Level 2 Corporate Governance, and CVM Resolution No. 80/2022.

Renato Campos Galuppo. Mr. Renato Campos Galuppo has been a lawyer since February 2003, with extensive experience in litigation and advisory work in electoral, criminal, constitutional, and civil law. He holds a Bachelor's degree in Law from the Federal University of Ouro Preto (2002), specializing in Applied Criminal Law and Criminal Procedure from Centro Universitário UNA (2020), and has a postgraduate degree in Economic Criminal Law from the Institute of European Economic and Criminal Law at the Faculty of Law of the University of Coimbra/IBCCRIM (2021).

He served as a legal advisor in the Chamber of Deputies from March 2007 to June 2014 and from October 2014 to December 2021. He was a Board Member of PréSal Petróleo S.A (PPSA) from July 2023 to January 2024. Currently, he is a member of ABRADEP (Brazilian Academy of Electoral and Political Law), PLURIS (Institute of Party and Political Law), IBCCRIM (Brazilian Institute of Criminal Sciences), and ICP (Institute of Criminal Sciences). He has been a Board Member of Petrobras since January 2024 and a member of the Security, Environment, and Health Committee (as an external member from June 2023 to January 2024). He has also been a member of the People Committee of Petrobras since January 2024.

Mr. Renato Campos Galuppo has declared himself as an independent Board Member according to the criteria outlined in Article 36, §1 of Decree No. 8,945/2016, the Listing Regulation of Level 2 Corporate Governance, and CVM Resolution No. 80/2022.

Rafael Ramalho Dubeux. Mr. Rafael Ramalho Dubeux is the Deputy Executive Secretary of the Ministry of Finance. He holds a Ph.D. in International Relations and a master's degree in the same field from the University of Brasília (IREL/UnB) in 2015 and 2009, respectively. He also has a law degree from the Federal University of Pernambuco (FDR/UFPE) in 2004. He was a Visiting Researcher at the University of California, Berkeley, and a member of the Executive Committee of the Berkeley Humanities and Social Sciences Association - HSSA (UC Berkeley) in 2013. Mr. Dubeux has been a professor in the postgraduate program at the Brasiliense Institute of Public Law (IDP) and is a member of the research group at the University of Brasília called International System in the Anthropocene and Climate Change. He has been a member of the Union Attorney career since 2005 and has held various positions in the public administration, including Secretary of Economic Development, Science, Technology, and Innovation of the Recife City Hall (under Mayor João Campos), Chief of the Minister of Finance's Special Advisory, Deputy Head of the Legal Affairs Sub-Chief of the Civil House of the Presidency of the Republic, Deputy Head of the Parliamentary Affairs Sub-Chief of the Presidency of the Republic, and Deputy Legal Consultant of the Ministry of Science, Technology, Innovations, and Communications. He has served on the Administrative Board of Porto Digital, Parqtel (Technological Park of Electronics and Associated Technologies of the State of Pernambuco), and Aries (Recife Agency for Innovation and Strategy). He is the author of the books "Desenvolvimento e Mudança Climática" and "Inovação no Brasil e na Coreia do Sul" (both published by Editora Juruá) and co-author of "Marco Legal de Ciência, Tecnologia e Inovação no Brasil" (published by Editora JusPodivm).

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Mr. Rafael Ramalho Dubeux has declared himself as independent Board Member according to the criteria set forth in Article 36, §1 of Decree No. 8,945/2016, the Level 2 Listing Regulation of Corporate Governance, and CVM Resolution No. 80/2022.

Vitor Eduardo de Almeida Saback. Mr. Vitor Eduardo de Almeida Saback has been the Secretary of Geology, Mining, and Mineral Transformation at the Ministry of Mines and Energy since April 2023. He holds a degree in Business Administration from the University of Brasília (UNB) and an MBA in Finance and Capital Markets from the Getulio Vargas Foundation (FGV). He also has a Bachelor's degree in Law from the Centro de Ensino Unificado de Brasília (UniCEUB) and is currently pursuing a Master's degree in Economics at the Brazilian Institute of Education, Development, and Research (IDP), as well as an extension course on green economics at Stanford University. He is a Federal Public Servant at the Federal Public Ministry and serves as a Board Member in state-owned companies and subsidiaries. He has worked in various positions, including at the Office of the Attorney General, the Secretariat of Institutional Relations of the Presidency of the Republic, the Secretariat of Government of the Presidency of the Republic, and the Ministry of Economy. In 2020, he underwent a Senate appointment process to serve as a Director of the National Water and Basic Sanitation Agency, a position he held until 2023. He has represented Brazil in various international committees, such as the World Water Council, the Network of Economic Regulators, and the Water Governance Initiative of the United Nations Food and Agriculture Organization. He has received a Motion of Praise from the Legislative Chamber of the Federal District for his work in social causes in the District. Mr. Vitor Eduardo de Almeida Saback has been a Board Member of Petrobras since 2023 and was a member of the Security, Environment, and Health Committee and the People Committee of Petrobras from 2023 until the beginning of 2024.

Mr. Vitor Eduardo de Almeida Saback has declared himself as a non-independent Board Member according to the criteria outlined in CVM Resolution No. 80/2022.

Rosangela Buzanelli Torres. Ms. Rosangela Buzanelli Torres was elected in the first round of the election held by Petrobras employees in 2020 and reelected in 2022 and 2024. She holds a degree in Geological Engineering from the Federal University of Ouro Preto (UFOP) and a master's degree in Remote Sensing, with a focus on Geosciences, from the National Institute for Space Research (INPE). She joined Petrobras in 1987 as a Geophysicist. Currently, she works in the Exploration department and, in addition to being a Board Member, she has been the Chairman of the Security, Environment, and Health Committee since January 2024, serving as a member of the committee from 2020 to 2023. She is also a member of the Investment Committee of Petrobras since January 2024.

Ms. Rosangela Buzanelli Torres has declared herself as a non-independent Board Member according to the criteria outlined in Article 36, §1 of Decree No. 8,945/2016, the Listing Regulation of Level 2 Corporate Governance, and CVM Resolution No. 80/2022.

According to their own statements, the nominees mentioned above:

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•                     Have not been subject, in the last 5 years, to any criminal convictions, convictions in administrative proceedings by CVM, the Central Bank of Brazil, or the Superintendence of Private Insurance, or any final judicial decisions or administrative decisions that have suspended or disqualified them from practicing any professional or commercial activities.

•                     • They do not have any marital or domestic partnership relationships or kinship relationships that are subject to disclosure according to item 7.5 of the Reference Form, as per Annex C of CVM Resolution No. 80 dated March 29, 2022 ("CVM Resolution 80").

•                     In compliance with item 7.6 of the Reference Form, as per Annex C of CVM Resolution No. 80, the candidates provided information on the following relationships of subordination, service provision, or control that have been maintained in the last 3 fiscal years between the nominees and:

a)	Company controlled, directly or indirectly, by Petrobras: Not applicable

b)	Direct or indirect controller of Petrobras.:

i-	Mr. Pietro Adamo Sampaio Mendes stated that he has a relationship of subordination to the Controller of Petrobras since he holds the position of National Secretary of Oil, Natural Gas, and Biofuels at the Ministry of Mines and Energy.
ii-	Mr. Bruno Moretti stated that he has a relationship of subordination to the Controller of Petrobras since he holds the position of Special Secretary for Governmental Analysis of the Presidency of the Republic.
iii-	Mr. Rafael Ramalho Dubeux stated that he has a relationship of subordination to the Controller of Petrobras since he holds the position of Deputy Executive Secretary of the Ministry of Finance.
iv-	Mr. Vitor Eduardo de Almeida Saback stated that he has a relationship of subordination to the Controller of Petrobras since he holds the position of Secretary of Geology, Mining, and Mineral Transformation at the Ministry of Mines and Energy.

c)	Supplier, customer, debtor, or creditor of Petrobras, its subsidiaries, or the controller or subsidiaries of any of these individuals: Not applicable

The People Committee of Petrobras (COPE), in meetings held on January 19, 2024, January 25, 2024, and March 8, 2024, evaluated the fulfillment of requirements and restrictions regarding seven of the nominees for the Board of Directors, in accordance with Article 10 of Law No. 13,303/2016, Article 21 of Decree No. 8,945/2016 (as amended by Decree No. 11,048/2022), the Company's Bylaws, and the Policy for the Nomination of Members of Senior Management and the Fiscal Council (Nomination Policy). The COPE also expressed its opinion on the candidates' compliance with the independence criteria, in accordance with §5 of Article 18 of the Petrobras Bylaws and CVM Resolution No. 80/2022, respecting the stricter criterion.

Regarding Ms. Rosangela Buzanelli Torres and Ms. Ivanyra Maura Medeiros Correia, and Messrs. Renato Campos Galuppo, Pietro Adamo Sampaio Mendes, Jean Paul Terra Prates, Bruno Moretti and Vitor Eduardo de Almeida Saback, the COPE unanimously opined that the nominees meet the necessary requirements set forth in Law No. 13,303/2016, Decree No. 8,945/2016, the Company's Bylaws, and the Petrobras Nomination Policy, and do not fall under any restrictions to be elected as Board Members.

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Regarding the analysis of independence criteria, based on the declarations filed at the Company's headquarters, the COPE expressed the opinion that Ms. Rosangela Buzanelli Torres and Messrs. Pietro Adamo Sampaio Mendes, Jean Paul Terra Prates, Bruno Moretti, and Vitor Eduardo de Almeida Saback do not meet the criteria to be considered Independent Board Members.

The COPE also expressed its opinion, based on the declarations filed at the Company's headquarters, that Ms. Ivanyra Maura de Medeiros Correia and Mr. Renato Campos Galuppo qualify as Independent Board Members.

The minutes of the committee meeting that analyzed the aforementioned nominations are available at the following Company's website address: (https://www.investidorpetrobras.com.br/en/general-shareholder-and-board-meetings/).

In compliance with §4 of Article 21 of Decree No. 8,945/2016, as amended by Decree No. 11,048/2022, the Board of Directors, in meetings held on January 26, 2024, and March 11, 2024, also expressed its opinion regarding the qualification and restrictions applicable to seven of the nominees for the Board of Directors.

Regarding Mr. Renato Campos Galuppo, whose nomination had been previously analyzed by COPE, the Board of Directors appointed him as a Board Member until the first General Shareholders' Meeting.

Regarding Ms. Rosangela Buzanelli Torres and Ms. Ivanyra Maura de Medeiros Correia, and Messrs. Pietro Adamo Sampaio Mendes, Jean Paul Terra Prates, Vitor Eduardo de Almeida Saback and Bruno Moretti, the Board of Directors welcomed and followed the analyses conducted by COPE regarding the aforementioned nominations, which were considered eligible.

The Board of Directors unanimously accepted and fully supported the analyses conducted by the People Committee regarding the compliance with the independence criteria of the Petrobras Bylaws and CVM Resolution No. 80/2022 for the nominations of Pietro Adamo Sampaio Mendes as a non-independent member, Bruno Moretti as a non-independent member, Ivanyra Maura de Medeiros Correia as an independent member, Jean Paul Terra Prates as a non-independent member, Renato Campos Galuppo as an independent member, Rosangela Buzanelli Torres as a non-independent member and Vitor Eduardo de Almeida Saback as a non-independent member.

The minutes of the Board of Directors' meetings are available on the Company's website: (https://www.investidorpetrobras.com.br/en/general-shareholder-and-board-meetings/).

The internal governance procedures of the Company for analyzing the legal, management, and integrity requirements, and for the opinions of the People Committee and the Board of Directors regarding the other nominees, are still ongoing due to insufficient time for their proper internal addressing. Prior to this Assembly, the minutes of the meetings of the Committee and the Board of Directors that will consider such nominations will be available on the Company's website. (https://www.investidorpetrobras.com.br/en/general-shareholder-and-board-meetings/).

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ANNEX II – INFORMATION OF THE CANDIDATE APPOINTED BY NON-CONTROLLING SHAREHOLDERS FOR THE POSITION OF PETROBRAS' BOARD OF DIRECTOR MEMBER

Name	Birth Date	Governing Body	Term of Office
CPF (Individual Taxpayer’s ID)	Occupation	Elective position to be held	Nº of ConsecutiveTerms
José João Abdalla Filho 245.730.788-00	05/30/1945 Banker	Board of Directors Board Member	Until AGM 2026 1 – 04/14/2022
Marcelo Gasparino da Silva 807.383.469-34	02/13/1971 Lawyer	Board of Directors Board Member	Until AGM 2026 2- 04/13//2021
Aristóteles Nogueira Filho 109.345.067-36	08/12/1985 Engineer	Board of Directors Board Member	Until AGM 2026 0
Jeronimo Antunes 901.269.398-53	11/18/1955 Accountant	Board of Directors Board Member	Until AGM 2026 0
Francisco Petros Oliveira Lima Papathanasiadis 050.199.968-07	09/14/1964 Economist and Lawyer	Board of Directors Board Member	Until AGM 2026 1 – 04/14/2022

José João Abdalla Filho- Mr. José João Abdalla Filho, also known as Juca Abdalla, through his investment vehicles, is one of the largest individual long-term investors in B3, with holdings exceeding R$ 20 billion, focusing on the Oil and Gas, Energy, and Mining sectors. His positions have been held for over 10 years. He is currently a member of the Board of Directors of Petrobras. Although he has been an alternate director for a period, in both Cemig and CEG, alternate directors attend Board of Directors meetings, which has provided him with important background in the Energy and Oil and Gas sectors, and his actions have always been guided by respect for the interests of all stakeholders, especially in state-controlled companies. With a focus on controlling operational costs, disciplined capital allocation, and generating returns commensurate with the risk assumed by all stakeholders, particularly the shareholders of the companies, he always maintains a long-term perspective and seeks to support the management team in the best possible way. He currently serves as a Board Member and a member of the Investment Committee of Petrobras.

Mr. José João Abdalla Filho has declared himself as an independent Board Member according to the criteria outlined in Article 36, §1 of Decree No. 8,945/2016, the Listing Regulation of Level 2 Corporate Governance, and CVM Resolution No. 80/2022.

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Marcelo Gasparino da Silva – Mr. Marcelo Gasparino da Silva has served as an independent Board Member and also as a Fiscal Board Member in publicly traded companies for the past 12 years. In Petrobras, he is a Board Member, Chairman of the Minority Committee, and a member of the Safety, Environment and Health, Investment, Statutory Audit of the Petrobras Conglomerate, and People Committees. He is the Vice-Chairman of the Board of Directors of Vale and a member of the boards of Banco do Brasil and Eletrobras. In Vale, he is a member of the Nomination and Governance Committee and the Capital Allocation and Projects Committee. He has also held positions as the Coordinator of the Sustainability Committee (2021-2023), member of the Nomination Committee (2022), and member of the Operational Excellence and Risk Committee (2021-2022) at Vale. In Banco do Brasil, he is a member of the People, Remuneration, and Eligibility Committee. In Eletrobras, he has served as a member of the Board of Directors from 2012 to 2014, from 2016 to 2017, and since August 2022. He is also the Vice-Chairman of the Statutory Committee for Strategy, Governance, and Sustainability at Eletrobras. After working for 12 years as a Corporate Lawyer, he began his executive career as the Institutional Legal Director of Celesc (2007-2009). He served as Chairman of the Board of Directors of Eternit from 2017 to 2023 and of Usiminas from 2015 to 2016. He has been a member of the Boards of Directors of Cemig (2016-2022), Kepler Weber (2017-2020), Casan (2019-2020), Celesc (2011-2014 and 2018-2019), AES Eletropaulo (2016-2018), Battistella (2016-2017), Bradespar (2015-2016), Tecnisa (2012-2014), and Usiminas (2012-2016). He served as a Fiscal Board Member of AES Eletropaulo (2012-2014), AES Tietê (2013-2014), Bradespar (2014-2016), Braskem (2018-2019), and Petrobras (2019-2021). He is a Certified Board Member by Experience (CCAplus) from the Brazilian Institute of Corporate Governance (IBGC) since 2010. He holds a degree in Law from the Federal University of Santa Catarina (1994) and a specialization in Business Tax Administration from ESAG (2000). He has completed executive training in mergers and acquisitions at the London Business School and CEO FGV (IBE/FGV/IDE), as well as executive training in Governance, Stewardship, and Sustainability by the International Corporate Governance Network (ICGN). He is a Professor at the Fundação ENÁ - Escola de Governo, teaching the subject of "Board of Directors" for certification programs for administrators of state-owned companies and mixed-capital companies.

Mr. Marcelo Gasparino da Silva has declared himself as an independent Board Member according to the criteria outlined in Article 36, §1 of Decree No. 8,945/2016, the Listing Regulation of Level 2 Corporate Governance, and CVM Resolution No. 80/2022.

Aristóteles Nogueira Filho – Mr. Aristóteles Nogueira Filho has extensive professional experience in the financial sector, with expertise in various industries, including oil and gas, commodities, and consumer goods. He began his career in the financial market in 2006, holding positions at Santander, Société Générale, and Safra. More recently, he has held positions in large Brazilian asset management firms such as Opportunity, Truxt, and XP, focusing on equity analysis and portfolio management. He holds a degree in Engineering from the State University of Campinas (UNICAMP) and has a specialization in Mechatronic Engineering from École Nationale Supérieure d'Arts et Métiers (ENSAM). He holds several certifications, including CFA, CGA, CPA-20, and CNPI, and has completed courses in business analysis (Massachusetts Institute of Technology), corporate law (Fundação Getulio Vargas), and board development (Fundação Dom Cabral).

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Aristóteles has served as a fiscal board member at CELPE and is a board member of Instituto Ponte, an NGO focused on education.

Jerônimo Antunes – Mr. Jerônimo Antunes holds a degree in Business Administration and Accounting, as well as a Master's and Doctorate degree in Accounting with a specialization in Controllership and Accounting from the University of São Paulo (USP), where he has been a tenured professor since 2001. He has solid experience in the field of administration, with a focus on accounting, particularly in independent auditing, assurance services, risk management, business consulting, and forensic accounting. He serves as an independent board member of Desenvolve SP, Paranapanema, Cia. Müller de Bebidas, and Eletronuclear. He is also the coordinator of the audit committee of Eletrobras, Paranapanema, and Cia. Müller de Bebidas, and an external member of the audit committee of IRB RE, Vibra, Oceanpact, Fundação CESP, and Eletronuclear, as well as a member of the board of trustees of Fipecafi. He is a certified expert accountant and technical assistant in arbitration chambers and the judiciary, as well as a consultant and expert advisor in auditing, risk management, internal controls, and accounting. He has served as an independent board member and coordinator of the audit committees of Petrobras and the Petrobras Conglomerate, BR Distribuidora, Sabesp, and Metrô SP. He has also been an independent board member of Eletrobras and an external member (specialist) of the audit committee of BRF. He was elected Accounting Professional of the Year in 2019 by the National Association of Finance, Administration, and Accounting Executives (Anefac) and is a member of the São Paulo Academy of Accounting (cadeira nº 60).

Mr. Jerônimo Antunes has declared himself as an independent Board Member according to the criteria outlined in Article 36, §1 of Decree No. 8,945/2016, the Listing Regulation of Level 2 Corporate Governance, and CVM Resolution No. 80/2022.

Francisco Petros Oliveira Lima Papathanasiadis. Mr. Francisco Petros is a lawyer graduated from the Mackenzie University, specialized in corporate governance, compliance, and forensic investigations. He also holds a degree in economics from the Pontifical Catholic University of São Paulo and a postgraduate degree in finance (MBA) from the Brazilian Institute of Capital Markets (IBMEC). He has participated in numerous courses in Brazil and abroad in the areas of corporate governance, compliance, internal investigations (forensics), criminal and civil settlements in various jurisdictions, and market regulation. He worked for 25 years in the capital market sector (1983-2008), where he held positions as Director and CEO of large companies, acquiring solid knowledge in corporate finance, business valuation, and investments. He served as President of ABAMEC-SP (Association of Analysts and Investment Professionals of the Capital Market of São Paulo) from 1999 to 2001 and President of the Supervisory Board of Market Analysts, established by CVM - Securities and Exchange Commission from 2010 to 2015. He has served as a Board Member of large Brazilian companies, participating in the restructuring of corporate governance and strategic decision-making processes in companies such as BRF (2017-2020), Petrobras (2015-2019), and BR Distribuidora (2015-2016). In these boards, he was a member of statutory committees for audit, finance, people, and strategy. Currently, he is a member of the Ethics Committee of FUNCESP, a member of the Audit Committee of the Mapfre Group (Brazil), Advisor to the Presidency of the São Paulo Lawyers Institute (IASP), and a Board Member (elected in April 2022), Chairman of the Statutory Audit Committee, and a member of the Minority Committee of Petrobras.

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Mr. Francisco Petros has declared himself as an independent Board Member according to the criteria outlined in Article 36, §1 of Decree No. 8,945/2016, the Listing Regulation of Level 2 Corporate Governance, and CVM Resolution No. 80/2022.

According to their own statements, the nominees mentioned above:

•	Have not been subject, in the last 5 years, to any criminal convictions, convictions in administrative proceedings by the CVM, or final judicial or administrative convictions that have suspended or disqualified them from practicing any professional or commercial activities.

•	Candidate Mr. José João Abdalla Filho has been subject to a final administrative conviction by the CVM (Administrative Sanctioning Proceeding CVM RJ2014/10630) in the last five years, which, however, did not suspend or disqualify him from practicing any professional or commercial activities.

•	They do not have any marital or domestic partnership relationships or kinship relationships that are subject to disclosure according to item 7.5 of the Reference Form.

•	They do not have any subordinate relationships with related parties of the Company.

The People Committee of Petrobras (COPE) will assess the fulfillment of requirements and restrictions regarding the mentioned candidates, in accordance with Article 10 of Law No. 13,303/2016, Article 21 of Decree No. 8,945/2016 (as amended by Decree No. 11,048/2022), the Company's Bylaws, and the Policy for the Nomination of Members of Senior Management and the Fiscal Council (Nomination Policy). The COPE will also express its opinion regarding the candidates' compliance with the independence criteria, in accordance with §5 of Article 18 of the Petrobras Bylaws and CVM Resolution No. 80/2022, respecting the stricter criterion. Prior to the Assembly, the minutes of the COPE meeting that will consider these nominations will be available on the Company's website (https://www.investidorpetrobras.com.br/en/general-shareholder-and-board-meetings/).

In accordance with Article 21, §4 of Decree No. 8,945/2016, as amended by Decree No. 11,048/2022, the Board of Directors will express its opinion regarding the alignment of the nominees with the legal, regulatory, and statutory requirements and restrictions based on the self-declarations and documents provided by the nominees, as well as the opinion of the People, Eligibility, Succession, and Remuneration Committee, including the assessment of the candidates' compliance with the independence criteria, in accordance with §5 of Article 18 of the Petrobras

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Bylaws and CVM Resolution No. 80/2022, respecting the stricter criterion. Prior to the Assembly, the minutes of the Board of Directors' meeting that will consider these nominations will be available on the Company's website (https://www.investidorpetrobras.com.br/en/general-shareholder-and-board-meetings/).

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ITEM V - RESOLUTION ON THE INDEPENDENCE OF ELECTED BOARD OF DIRECTORS MEMBERS.

Dear shareholders,

According to Paragraph 5 of Article 18 of Petrobras’ Bylaws, the Board of Directors shall be composed of at least 40% (forty percent) of independent members, considering the total number of Board of Directors members, and the independence criteria shall comply with Paragraph 1 of Article 22 of Law 13,303, of June 30, 2016, Paragraph 1 of Article 36 of Decree 8,945, of December 27, 2016, and Level 2 Regulation, respecting the strictest criterion in case of divergence between the rules.

Article 7 of Exhibit K of CVM Resolution 80, of 03.29.2022, determines that the characterization of the appointee to the Board of Directors as an independent member shall be resolved at the General Meeting, which can base its decision onthe declaration sent by the appointee to the Board of Directorsand on the opinion of the Company’s Board of Directors, regarding the compliance or non-compliance of the candidate with the independence criteria.

The Board of Directors, at a meeting held on March 11, 2024, unanimously accepted the analyses of the People Committee regarding the compliance with the independence criteria set forth in Petrobras' Bylaws and CVM Resolution 80/2022 of the nominations of Pietro Adamo Sampaio Mendes, as a non-independent member; Bruno Moretti, as a non-independent member; Ivanyra Maura de Medeiros Correia, as an independent member; Jean Paul Terra Prates, as a non-independent member; Renato Campos Galuppo, as an independent member; Rosangela Buzanelli Torres, as a non-independent member; and Vitor Eduardo de Almeida Saback, as a non-independent member.

The minutes of the Board of Directors' meeting are available on the Company's website (https://www.investidorpetrobras.com.br/en/general-shareholder-and-board-meetings/)

The Company’s internal governance procedures for analyzing the compliance or non-compliance of the candidate with the independence criteria, for the opinion of the People Committee and Board of Directors of the other appointees, are still in progress since there has not been enough time for their proper internal handling. Before these Meetings are held, the minutes of the meetings of the Committee and Board of Directors, which will consider such compliance, will be available at the Company’s website (https://www.investidorpetrobras.com.br/en/general-shareholder-and-board-meetings/).

According to the sole paragraph of Article 7 of Exhibit K of CVM Resolution 80, the resolution by the General Meeting on the characterization of the appointee to the Board of Directors as an independent member shall not apply to nomination of candidates for members of the Board of Directors (i) who do not meet the deadline for inclusion of candidates in the voting form, as provided for in the regulation issued by CVM on remote voting; and (ii) by separate vote in companies with a controlling shareholder.

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Rio de Janeiro, March 22th, 2024.

Jean Paul Terra Prates

CEO

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ITEM VI - ELECTION OF THE CHAIRMAN OF PETROBRAS BOARD OF DIRECTORS

Dear Shareholders,

The election of the Chairman of Petrobras Board of Directors, in accordance with the Company's Bylaws, will be held during the Annual General Meeting (“AGM”).

The controlling shareholder appointed Mr. Pietro Adamo Sampaio Mendes as Chairman ofthe Board of Directors.

Rio de Janeiro, March 22th, 2024.

Jean Paul Terra Prates

CEO

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ITEM VII - PROPOSAL TO ESTABLISH FIVE (5) MEMBERS FOR THE FISCAL COUNCIL

Dear Shareholders,

Article 44 of Petrobras' by-laws establishes that the Fiscal Council, which operates on a permanent basis, will be composed of up to five (5) members and an equal number of alternates. Paragraph 1st of Article 161 of Law 6,404 of December 15, 1976 stipulates that the Fiscal Council shall be composed of at least three (3) and at most five (5) members, and alternates in equal number, shareholders or not, elected by the General Meeting.

Management proposes that the number of five (5) full members and an equal number of alternate members of the Company's Fiscal Council be maintained.

Rio de Janeiro, March 22th, 2024.

Jean Paul Terra Prates

CEO

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ITEM VIII - ELECTION OF THE MEMBERS OF THE FISCAL COUNCIL AND THEIR RESPECTIVE SUBSTITUTES

Dear Shareholders,

The election of the Fiscal Council Members and their respective substitutes, following the provisions set forth in the Company's Bylaws and Law 6404 of December 15th, 1976, is a matter for the General Meeting.

Regarding the upcoming General Shareholders' Meeting, Petrobras has received the following names for the composition of the Fiscal Council from the controlling shareholder: (i) Daniel Cabaleiro Saldanha (member) and Gustavo Gonçalves Manfrim (alternate); (ii) Cristina Bueno Camatta (member) and Sidnei Bispo (alternate), nominated by the Ministry of Mines and Energy; and (iii) Viviane Aparecida da Silva Varga (member) and Otávio Ladeira de Medeiros (alternate), nominated by the National Treasury.

From the minority shareholders, Petrobras has received the nominations of Daniel Alves Ferreira (member) and Aloisio Macário Ferreira de Souza (alternate). From the preferred shareholders, Paulo Roberto Franceschi (member) and Vanderlei Dominguez da Rosa (alternate); João Vicente Silva Machado (member) and Jandaraci Ferreira De Araujo (alternate) were nominated.

The People Committee of Petrobras (COPE), in a meeting held on February 27, 2024, assessed the fulfillment of requirements and absence of restrictions regarding Mr. Daniel Cabaleiro Saldanha and Mr. Gustavo Gonçalves Manfrim, Ms. Cristina Bueno Camatta, Mr. Sidnei Bispo, Ms. Viviane Aparecida da Silva Varga, and Mr. Otávio Ladeira de Medeiros, stating that all six candidates meet the necessary requirements stipulated in Law No. 13,303/2016, Decree No. 8,945/2016, the Company's Bylaws, and the Petrobras Nomination Policy, and that they do not fall under any restrictions to be elected as regular and alternate Fiscal Council Members of Petrobras.

The minutes of the committee meeting in which the mentioned nominations were analyzed are available at the following Company's website address: (https://www.investidorpetrobras.com.br/en/general-shareholder-and-board-meetings/) .

The Board of Directors, in compliance with §4 of Article 21 of Decree No. 8,945/2016, as amended by Decree No. 11,048/2022, also expressed its opinion in a meeting held on March 7, 2024, regarding the alignment of Mr. Daniel Cabaleiro Saldanha and Mr. Gustavo Gonçalves Manfrim, Ms. Cristina Bueno Camatta and Mr. Sidnei Bispo, and Ms. Viviane Aparecida da Silva Varga and Mr. Otávio Ladeira de Medeiros, with the relevant requirements and restrictions. The Board fully accepted and followed the respective analyses of the People/Eligibility Committee, including any mitigating measures regarding these nominations, which were considered eligible. The minutes of the Board of Directors' meeting are available on the Company's website. (https://www.investidorpetrobras.com.br/en/general-shareholder-and-board-meetings/ ).

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The internal governance procedures of the Company for the other nominees are still ongoing, as there was not enough time for proper internal handling. Prior to the Meeting, the minutes of the meetings of the COPE and the Board of Directors that evaluated these nominations will be available on the Company's website. (https://www.investidorpetrobras.com.br/en/general-shareholder-and-board-meetings/ ).

As instructions for the nomination of Fiscal Council members and respective alternates are included in the chapter on "Verification of Legal and Statutory Requirements and Restrictions for the Nomination of Petrobras Fiscal Council Members" available at the following link.

Below are the Annexes containing information regarding the nominees for members of the Petrobras Fiscal Council, in accordance with items 7.3 to 7.6 of the Reference Form (Art. 11, item I, of CVM Resolution No. 81 of March 29, 2022).

Rio de Janeiro, March 22, 2024.

Jean Paul Terra Prates

CEO

ANNEX I – INFORMATION OF CANDIDATES APPOINTED BY THE CONTROLLING SHAREHOLDER FOR THE FISCAL COUNCIL MEMBER POSITION ON PETROBRAS

—

Name	Birth Date	Governing Body	Term of Office
CPF (Individual Taxpayer’s ID)	Occupation	Elective position to be held	Nº of Consecutive Terms
Viviane Aparecida da Silva Varga CPF: 953.009.376-49	02/06/1975 Economist	Fiscal Council Member of the Fiscal Council (main)	Until AGM 2025 1 – 04/27/2023
Otavio Ladeira de Medeiros CPF: 065.675.548-27	03/30/1968 Economist	Fiscal Council Member of the Fiscal Council (substitute)	Until AGM 2025 0
Daniel Cabaleiro Saldanha CPF: 072.210.716-16	03/18/1986 Lawyer	Fiscal Council Member of the Fiscal Council (main)	Until AGM 2025 1 – 04/27/2023
Gustavo Gonçalves Manfrim CPF: 291.397.258-63	12/30/1980 Economist	Fiscal Council Member of the Fiscal Council (substitute)	Until AGM 2025 0

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Cristina Bueno Camatta CPF: 034.750.086-29	11/25/1977 Lawyer	Fiscal Council Member of the Fiscal Council (main)	Until AGM 2025 1 – 04/27/2023
Sidnei Bispo CPF: 949.312.598-04	02/01/1955 Eletronic Engineer	Fiscal Council Member of the Fiscal Council (substitute)	Until AGM 2025 0

Summary resumes of the nominees:

Viviane Aparecida da Silva Varga - She holds a degree in Economics from the University of Brasília (UnB), a master's and a doctorate in Economics from the Federal University of Rio de Janeiro (UFRJ). She has experience in public finance, fiscal management, public debt financing and administration, and macroeconomic analysis. She has been a career civil servant at the National Treasury since 1995, holding the position of Federal Auditor of Finance and Control. She has worked in various areas at the National Treasury, performing different technical and managerial roles. She began her career in the Public Debt Area, worked in the Fiscal Management Undersecretariat, the Strategic Planning Undersecretariat of the Fiscal Police, and served as Chief of the Economic, Legislative Affairs, and Communications Advisory in the National Treasury Office. She has served as a Fiscal Council member in different federal state-owned companies and is currently the President of the Fiscal Council of Petrobras. As a female leader, she has been a pioneer in developing projects to promote women's participation in high-level management and influential positions at the Treasury, leading innovations to achieve this goal, some of which have served as inspiration for adoption by other institutions.

Otavio Ladeira de Medeiros - He graduated in Economics and holds a master's degree in Public Sector Economics from the University of Brasília (UnB), with an Executive MBA in Finance from the Brazilian Institute of Capital Markets (IBMEC), and completed an extension course on The Theory and Operation of a Modern National Economy at George Washington University. He has been a permanent civil servant of the Federal Government since 1994, working as a Financial Analyst and Controller at the National Treasury Secretariat (STN) of the Ministry of Finance. Before being appointed as Undersecretary of Public Debt, his current position, he held the following roles: Coordinator of the Strategic Planning Coordination of Public Debt (COGEP) from December 1999 to January 2006, Coordinator-General of Strategic Planning of Public Debt from February 2006 to April 2015, Undersecretary of Planning and Fiscal Statistics from April to November 2015, National Treasury Secretary from December 2015 to May 2016, and most recently, Deputy National Treasury Secretary from June 2016 to May 2021. Since 2000, he has also served as a representative of the Federal Government on the boards of public and private companies, with notable positions on the boards of BB-DTVM and IRB, as well as the fiscal boards of Banco do Brasil, Liquigás, Finame, IRB, and currently, Embraer. Additionally, he has worked as a consultant for the World Bank and the International Monetary Fund (IMF), conducting missions in various countries between 2007 and 2014, assisting them in improving their debt management instruments and institutional structures within the departments responsible for the topic. He has also served as an instructor at the IMF, teaching courses for public debt managers in Latin America and the Caribbean.

Daniel Cabaleiro Saldanha - He holds a Bachelor's degree in Law from the Faculty of Law at the Federal University of Minas Gerais, where he was awarded the Barão do Rio Branco and Francisco Brant Prizes. He holds a Master's and a Doctorate degree in Law from the same institution. He is a State Prosecutor of Minas Gerais. He has served as the Undersecretary for Institutional Relations of the Government of the State of Minas Gerais and as the Chief Prosecutor of the Strategic Litigation Department. He has been a Fiscal Council member of Petrobras for the 2023/2024 term.

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Gustavo Gonçalvez Manfrim - He holds a degree in Economics from the Faculty of Economics, Administration, and Accounting at the University of São Paulo (USP) and has a Master's degree in Economics and Finance from the Federal University of Santa Catarina (UFSC). He has a Specialization in Finance MBA from IBMEC and a Specialization in public policies and governmental management in the energy sectors from Pontifical Catholic University of Rio de Janeiro (PUC-Rio). Currently, he serves as the Undersecretary for Economic and Regulatory Affairs at the Ministry of Mines and Energy. From July 2020 to December 2021, he worked as the Undersecretary for Energy at SECAP, Ministry of Economy, coordinating and implementing actions related to competition promotion policies in the energy sector. From August 2016 to July 2020, he served as the General Coordinator of Energy, Oil, and Gas at the Secretariat of Fiscal Studies, Energy, and Lotteries at the Ministry of Finance - COGEN/SEFEL/MF, coordinating and preparing studies to support the Ministry and the Government in formulating public policies for the energy sector, focusing on economic, competition, and regulatory aspects. From March 2012 to August 2016, he was a sectoral affairs manager at the National Treasury Secretariat, responsible for advising and conducting studies on the economic and fiscal aspects of the electricity and oil sectors. Since 2007, he has been a civil servant in the Federal Auditor of Finance and Control career at the National Treasury Secretariat. From June 2005 to April 2007, he worked as a regulatory specialist at the National Telecommunications Agency, focusing on tariff regulation of public services. He currently serves on the Fiscal Council of the Brazilian Nuclear and Binational Energy Participation Company (ENBPar). He has also served on the Fiscal Councils of the Geological Survey of Brazil - CPRM (2022-2023), Centrais Elétricas do Norte do Brasil - Eletronorte (2014-2016), and the Water and Sewage Company of Rio Grande do Norte - CAERN (2011). He was a member of the Board of Directors of the Warehouses and Silos Company of Minas Gerais - CASEMG (2012-2013).

Cristina Bueno Camatta - She holds a degree in Law from the Federal University of Minas Gerais and is currently pursuing an MBA in Regulation of the Electric Sector at the Brazilian Institute of Education, Development, and Research (IDP). She is a Federal Public Servant and has been working as a Federal Police Delegate since 2003. She has experience in the field of Law, with a focus on Public Law. Currently, she is on secondment to the Ministry of Mines and Energy, where she serves as a Special Advisor to the Minister.

Sidnei Bispo - He holds a degree in Electronic Engineering from the Mauá School of Engineering - SP and a postgraduate degree in Business Administration from FGV-SP. He has specializations in Strategic Planning and Public Policy from ADESG-USP - Association of Graduates of the Superior War School/USP, as well as in Electronic Security from MAGAL Security System/Israel. He is also specialized in Telecommunications from FAAP/SP and in Energy Efficiency from CEMIG. He has a specialization in Enterprise Risk Management from the University of Chicago. He has training as a Board Member and Fiscal Board Member from IBGC - Brazilian Institute of Corporate Governance - SP and FDC - Dom Cabral Foundation - BH. He is a Judicial Mediator certified by the CNJ of Paraíba. He has a specialization in Board of Directors from the Getulio Vargas Foundation. Currently, he serves as the Director of Management and Administration at Eletronuclear S.A., overseeing the areas of personnel, information and communication technology, procurement, and infrastructure engineering. He previously served as the Director of Engineering at Furnas Centrais Elétricas S.A., responsible for projects and implementation of generation solutions (hydro, wind, and solar) and engineering solutions for transmission lines and substations. He was responsible for the Green Hydrogen Generation Innovation Project for the metallurgy, steel, mobility, and agribusiness sectors. He oversaw the environmental licensing of projects and implementations, coordinating all actions related to environmental management and monitoring of project conditions. He was involved in the implementation of projects and solutions worth over R$6 billion from 2023 to 2027. He has served as a Board Member of Brasil Ventos S.A. (renewable energy) and Empresa de Energia São Manoel S.A. (hydroelectric power plant). In the public sector, he has held positions such as Municipal Secretary of Planning and Coordinator of the Budget and Financial Coordination Board in the city of Ipatinga, MG (2021), Municipal Secretary of Planning in the municipality of Santa Rita in the state of Paraíba (2017/18), Municipal Secretary of Planning and Management of the Municipality of Belo Horizonte (2014/16), representative of the Mayor of Belo Horizonte on the Metropolitan Development Council of the RMBH, Board Member in PBH Ativos S.A. and URBEL - Urbanizadora de Belo Horizonte, and Fiscal Board Member in Belotur (municipal tourism and culture company), BHTrans (municipal urban mobility company), Prodabel (municipal data processing company), Odilon Behrens Hospital (state reference municipal hospital), and Sudecap (capital development board) from 2012 to 2016. He was the Superintendent of SLU - Urban Cleaning Superintendence of BH (2012/14) and Director of Networks and Voice at Prodabel - BH Information and Informatics Company (2012). In the private sector, he has worked as a professor and coordinator of postgraduate courses in Strategic Planning and Public Management. He has held various command and leadership positions: Energys8 S.A. (renewable wind and solar energy) - Executive Director in 2011, leading the first PV energy R&D project in partnership with Chesf for the city of Petrolina; Senergy Sistemas de Energia Ltda - 2007/2011 (SIEMENS company) - President, Vice President, and Technical Director of a company developing software for managing electrical variables; Nansen S.A. - MG - 2007/2011 (energy metering) - diversified the company into the oil & gas sectors, as the Director of New Business; Soluziona S.A.SP - Infrastructure and Security Division - 2004/2007 - Executive Director of the Business Unit for electronic security solutions focused on the energy sector, with notable implementations of intrusion detection and combat systems for Athucha I and II nuclear power plants; High Security S.A. - 2002/2004 - Executive Director for electronic security solutions for ports, airports, and power plants; Construtel Projetos e Construções Ltda - SP - 1989-2002 - General Director of the São Paulo business unit, responsible for the implementation and maintenance of telephony networks and cellular systems; Brasilinvest Informática e Telecomunicações S.A. - 1987-89 - Technical and Market Director. He was the Chief Engineer for the nationalization projects of PABX Electronic and Key-systems at Nec do Brasil S.A - 1978-1989. He has been a member and director of various professional associations, notably ADESG-SP - Association of Graduates of the Superior War School, and has served on several thematic councils in FIEMG.

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According to statements made by the nominees themselves, the above-mentioned candidates:

•	They have not been subject to any criminal convictions, convictions in administrative proceedings by the CVM, or final judicial or administrative convictions in the past 5 years that have suspended or disqualified them from practicing any professional or commercial activities.

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•	They do not have any marital or domestic partnership relationships or relationships that require disclosure according to item 7.5 of the Reference Form.

•	In compliance with item 7.6 of the Reference Form, the candidates have provided the following information regarding relationships of subordination, service provision, or control maintained between the nominees and:

a.	company controlled, directly or indirectly, by Petrobras: Not applicable.

b.	direct controller of Petrobras:

i.	Ms. Viviane Aparecida da Silva Varga is the Deputy Secretary of the National Treasury;

ii.	Mr. Otavio Ladeira de Medeiros is the Undersecretary of Public Debt.

iii.	Mr. Gustavo Gonçalves Manfrim is the Undersecretary for Economic and Regulatory Affairs at the Ministry of Mines and Energy.

iv.	Ms. Cristina Bueno Camatta is a Special Advisor at the Ministry of Mines and Energy.

c.	Supplier, customer, debtor, or creditor of Petrobras, its subsidiaries, or the direct or indirect controller or subsidiaries of any of these individuals:

i.	Mr. Otavio Ladeira de Medeiros reported having a subordinate relationship with Embraer S.A., as he serves as a Fiscal Council member.

ii.	Mr. Sidnei Bispo reported holding the position of Director of Engineering at Furnas Centrais Elétricas S.A.

The People Committee of Petrobras (COPE), in a meeting held on February 27, 2024, assessed the fulfillment of requirements and restrictions regarding Mr. Daniel Cabaleiro Saldanha and Mr. Gustavo Gonçalves Manfrim, Ms. Cristina Bueno Camatta, Mr. Sidnei Bispo, Ms. Viviane Aparecida da Silva Varga, and Mr. Otávio Ladeira de Medeiros, stating that all six candidates meet the necessary requirements stipulated in Law No. 13,303/2016, Decree No. 8,945/2016, the Company's Bylaws, and the Petrobras Nomination Policy, and that they do not fall under any restrictions to be elected as regular and alternate Fiscal Council Members.

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The minutes of the committee meeting that analyzed the mentioned nominations are available at the following Company's website address: (https://www.investidorpetrobras.com.br/en/general-shareholder-and-board-meetings/ ).

The Board of Directors, in compliance with §4 of Article 21 of Decree No. 8,945/2016, as amended by Decree No. 11,048/2022, also expressed its opinion in a meeting held on March 7, 2024, regarding the alignment of Mr. Daniel Cabaleiro Saldanha and Mr. Gustavo Gonçalves Manfrim, Ms. Cristina Bueno Camatta, Mr. Sidnei Bispo, Ms. Viviane Aparecida da Silva Varga, and Mr. Otávio Ladeira de Medeiros, with the relevant requirements and restrictions. The Board fully accepted and followed the respective analyses of the People/Eligibility Committee, including any mitigating measures regarding these nominations, which were therefore considered eligible. The minutes of the Board of Directors' meeting are available on the Company's website (https://www.investidorpetrobras.com.br/en/general-shareholder-and-board-meetings/).

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ANNEX II - INFORMATION ABOUT NOMINEES BY NON-CONTROLLING SHAREHOLDERS FOR THE POSITION OF FISCAL COUNCIL MEMBER OF PETROBRAS

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Name	Birth Date	Governing Body	Term of Office
CPF (Individual Taxpayer’s ID)	Occupation	Elective position to be held	Nº of Consecutive Terms
Daniel Alves Ferreira 205.862.458-04	07/06/1972 Lawyer	Fiscal Council FC member by minority common shareholders (main)	Until AGM 2025 0
Aloisio Macário Ferreira de Souza 540.678.557-53	04/10/1960 Accountant	Fiscal Council FC member by minority common shareholders (substitute)	Until AGM 2025 0
João Vicente Silva Machado 043.915.559-21	06/08/1983 Lawyer	Fiscal Council FC member by minority preferred shareholders (main)	Until AGM 2025 1 – 04/27/2023
Jandaraci Ferreira de Araújo 730.397.645-00	01/05/1973 Business administrator	Fiscal Council FC member by minority preferred shareholders (substitute)	Until AGM 2025 0
Paulo Roberto Franceschi 171.891.289-72	06/12/1951 Accountant and Economist	Fiscal Council FC member by minority preferred shareholders (main)	Until AGM 2025 0
Vanderlei Dominguez da Rosa 422.881.18091	09/09/1963 Accountant	Fiscal Council FC member by minority preferred shareholders (substitute)	Until AGM 2025 0

Summary resumes of the nominees:

Daniel Alves Ferreira, lawyer and partner at Mesquita Pereira Almeida Esteves Advogados, with experience in Mass Litigation and Capital Markets. Currently a consultant at Alves Ferreira & Mesquita Sociedade de Advogados and served as a Fiscal Council member of Petrobras S/A from 2018 to 2021, as a Board Member of Companhia Energética de Minas Gerais - CEMIG from 2016 to 2018, as well as a member of the Corporate Governance Committee in 2018. He was a member of the Board of Directors of Renova Energia (2018/2020), Madeira Energia S/A (2018/2020), and Santo Antônio Energia S/A (2018/2020). He served as the coordinator of the Fiscal Council of Renova Energia from 2020 to 2021. Currently, he serves as a Board Member of Eletrobrás S/A since April 2019, a member of the Audit and Risk Committee since 2019, and the Legal Affairs Committee since 2023.

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Aloisio Macário Ferreira de Souza, Bachelor's degree in Accounting. Holds an MBA in Management of Commercial and Investment Banks from the Corporate University of CITIBANK - USA; MBA in Advanced Business Valuation Modeling - LLM Int. Empresarial; and MBA in Supplementary Pension - Coppead/UFRJ. Holds certifications from the Brazilian Institute of Corporate Governance (IBGC) for serving on Fiscal and Board of Directors. Former Vice President of Human Resources and Information Technology at USIMINAS; Coordinator of the Rio Chapter of IBGC; Corporate Governance and Minority Holdings Manager at PREVI; Coordinator in the Asset Analysis and Evaluation Division of BB-DTVM; Advisor in the International Area of BANCO DO BRASIL; Board Member of GASMIG, USIMINAS, and CPFL Energia; Fiscal Council Member of BANCO DO BRASIL, ETERNIT, ELETROBRAS, and CELESC; and Member of the Statutory Audit Committee of CELESC. Currently serves as a Board Member of CEMIG, Fiscal Council Member of NORTE ENERGIA; Member of the Audit Committee of VIVEST; and Substitute Member of the Fiscal Council of PETROBRAS.

João Vicente Silva Machado, Bachelor's degree in Law from the University of Vale do Itajaí - Univali, since December 2006, with extensive experience in the Judiciary of Santa Catarina, having worked as a legal advisor in chambers of the First Public Law Chamber from November 2007 to February 2012. From March 2012 to February 2014, worked as a Correctional Advisor in the General Office of the Judiciary of Santa Catarina. From March 2014 to October 2015, served as Legal Secretary, a managerial position in the Office of a Judge of the Third Public Law Chamber of the Court of Justice of Santa Catarina (TJSC). From November 2015 to February 2017, served as Chief of Staff in the Office of a Judge of the Third Commercial Law Chamber of the TJSC, and since then worked as a legal advisor in the office of a member of the Fourth Public Law Chamber of the TJSC until July 2020. In July 2020, held management positions in private companies, in addition to corporate law practice with a focus on Corporate Governance. Holds a specialization in Contemporary Civil Procedural Law from the University of Southern Santa Catarina - Unisul, a course in Corporate Governance issued by FGV, and completed the Certification Course for Administrators of Public Companies and Mixed Economy Companies of the State of Santa Catarina - ENA Brasil - Government School Foundation. He is a member of the Fiscal Council of Petróleo Brasileiro S.A. - Petrobras (2023-2024), and a member of the Fiscal Council of CEMIG - Cia Energética de Minas Gerais (2022-2024). He was a member of the Fiscal Council of Eternit S.A. (2020-2022) and a substitute member of the Fiscal Council of Tecnisa S.A. (2019-2020).

Jandaraci Ferreira de Araújo, Administrator, with over 25 years of experience in online and offline retail companies in finance, marketing, B2B/B2C sales, and digital transformation. Specialist with proven results in ESG as a business strategy and creating shared value with society. Speaker and professor in Post-Graduate programs. Experience in the public sector in an executive role at the state level and as a board member of the São Paulo Commercial Board leading the digital transformation pillar and governance improvements. Co-founder of the Conselheira 101 Institute focused on executive training for black and indigenous women. Board member of Future Carbon Group S.A, Kunumi S.A, and Instituto Inhotim. Fiscal Council member of Vetor Brasil and Vale S.A. Advisory Women Director Brazil. Post-MBA - Advanced Boardroom Program for Women - SAINT PAUL I 2022-2023. Executive MBA Administration - DOM CABRAL FOUNDATION I 2018-2019. MBA in Finance, Controllership, and Auditing - GETÚLIO VARGAS FOUNDATION I 2012-2013. Executive MBA Administration - BUSINESS SCHOOL SÃO PAULO I 2005-2006. Bachelor's degree in Marketing - UNIVERSITÁRIO DA CIDADE I 2003. Technologist in Metallurgy - CEFET/BA I 1994.

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Paulo Roberto Franceschi, Graduated in Accounting from the Fundação de Estudos Sociais de Paraná and in Economics from FAE Business School. Partner at Audicontrol Auditoria e Controle S.S. since 1995, serving as senior partner with responsibility for strategic business management and administration, acting as the technical responsible partner alongside other partners.

He has been serving as a Fiscal Council member since 2004 and is currently a full member of the following companies:

A) CEEE - Companhia Estadual de Distribuição de Energia Elétrica, a publicly traded company responsible for electricity distribution in part of the state of Rio Grande do Sul, a subsidiary of EQUATORIAL ENERGIA S.A.

B) CELPA Centrais Elétricas do Pará S.A., a publicly traded company responsible for electricity distribution in the state of Pará, a subsidiary of EQUATORIAL ENERGIA S.A.

C) Companhia Energética do Maranhão - CEMAR, a publicly traded company with the concession for electricity distribution in the state of Maranhão, a subsidiary of EQUATORIAL ENERGIA S.A.

D) Triunfo Participações e Investimentos S.A., a publicly traded holding company that manages concessions for highways and airports.

E) CESP Companhia Energética de São Paulo, a power generation company.

F) SANEPAR - Companhia de Saneamento do Paraná with a mandate until the Ordinary General Meeting in April 2023.

Vanderlei Dominguez da Rosa, Bachelor's degree in Accounting from the Federal University of Rio Grande do Sul - UFRGS, since January 1990, registered with the Regional Accounting Council of the State of Rio Grande do Sul under number 45.758/O-1. Worked as an independent auditor from August 1988 until June 2016 and was a partner at HB Audit - Independent Auditors from February 1994 until June 2016. Has served as a member of Fiscal Councils since April 2000 in various publicly traded companies. Currently serves as a member of the fiscal council of the following companies: (i) ODONTOPREV S.A. - since April 2007 (Regular member); (ii) WEG S.A. - since April 2014 (Regular member) and from 04/2013 to 04/2014 (Alternate member); (iii) EQUATORIAL ENERGIA S.A. - since April 2015 (Regular member); (iv) EQUATORIAL PARÁ DISTRIBUIDORA DE ENERGIA S.A. - since April 2015 (Regular member); (v) EQUATORIAL MARANHÃO DISTRIBUIDORA DE ENERGIA S.A. - since April 2015 (Regular member); (vi) VALID SOLUÇÕES S.A. - since April 2016 (Regular member) and from 04/2015 to 04/2016 (Alternate member); (vii) TRIUNFO PART. e INVESTIMENTOS S.A. - since April 2018 (Regular member) and from 04/2011 to 04/2014 (Regular member); (viii) CEEE-D - since July 2021 (Regular member); (ix) CENTRO DE IMAGEM DIAGNÓSTICOS S.A. - from April 2023 (Alternate member) and from 08/2022 to 04/2023 (Regular member); and (x) LOJAS RENNER S.A. - since October 2020 (Substitute member).

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According to statements made by the nominees themselves, the above-mentioned candidates:

•	They have not been subject to any criminal convictions, convictions in administrative proceedings by the CVM, or final judicial or administrative convictions in the past 5 years that have suspended or disqualified them from practicing any professional or commercial activities.

•	They do not have any marital or domestic partnership relationships or relationships that require disclosure according to item 12.9 of the Reference Form.

•	They do not have any subordinate relationships with related parties of the Company.

They meet the independence criteria provided in the current Article 18, §5 of the Company's Bylaws.

The internal governance procedures of the Company for analyzing the legal, management, and integrity requirements for the nominees, and for the opinions of the People Committee and the Board of Directors regarding the other nominees, are still ongoing, as there was not enough time for proper internal handling. Before these Meetings, the minutes of the committee and board meetings that will consider these nominations will be available on the Company's website. (https://www.investidorpetrobras.com.br/en/general-shareholder-and-board-meetings/).

As instructions for the nomination of Fiscal Council members and respective alternates are included in the chapter on "Verification of Legal and Statutory Requirements and Restrictions for the Nomination of Petrobras Fiscal Council Members" available at the following link.

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ITEM IX - ESTABLISHING THE REMUNERATION FOR THE MEMBERS OF MANAGEMENT, FISCAL COUNCIL, AND STATUTORY ADVISORY COMMITTEES TO PETROBRAS’ BOARD OF DIRECTORS.

Dear Shareholders,

The remuneration established for the members of Management, Fiscal Council, and the Statutory Advisory Committees to Petrobras’ Board of Directors will be approved at the General Shareholders’ Meeting.

Pursuant to Article 13, Item I, of CVM Resolution 81/22, Petrobras submits for deliberation at this Meeting a proposed remuneration for the members of Management, Fiscal Council, and the Statutory Advisory Committees to Petrobras’ Board of Directors as follows:

a) A proposed global Management compensation, from April 2024 to March 2025, in the amount of up to R$41,952,114.74 (forty-one million, nine hundred and fifty-two thousand, one hundred and fourteen reais and seventy-four cents).

b) A proposed monthly management fees of the members of the Board of Directors and sitting members of the Fiscal Council of 10% of the average monthly compensation for the members of the Executive Board, excluding the amounts related to paid vacations and benefits;

c) A proposed monthly remuneration for the members of the Statutory Audit Committee and Statutory Audit Committee of the Petrobras Conglomerate, in which the Chair of said Committees receives a remuneration corresponding to 40% of the average monthly compensation for the members of the Executive Board, excluding the amounts related to paid vacations and benefits, and the remaining members of said committees receive a remuneration corresponding to 30% of the average monthly compensation for the members of the Executive Board, also excluding the amounts related to paid vacations and benefits;

d) A proposed monthly remuneration for the members of the other Advisory Committees to the Board of Directors equivalent to 50% of the monthly compensation for the members of Petrobras’ Board of Directors.

We highlight that the remuneration of the members of the Fiscal Council and the Advisory Committees to the Board of Directors are not included in the overall global amount for Management.

According to Article 13, Item II, of CVM Instruction 81/22, Petrobras provides, in Exhibit I, information related to the compensation of the members of the Company’s Management, and the expected compensation for the members of Management, Fiscal Council and Advisory Committees to the Board of Directors for the current fiscal year in the link. Management’s comments to item 8 of the Reference Form, in Exhibit II, is available in the link

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Rio de Janeiro, March 22, 2024.

Jean Paul Terra Prates

CEO

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PRESENTATION TO SHAREHOLDERS - EGM
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ITEM I - PROPOSAL FOR REFORM AND CONSOLIDATION OF THE BYLAWS OF PETROBRAS

Shareholders,

The Board of Directors of Petróleo Brasileiro S.A. - Petrobras presents the following information regarding the proposed reform of the Company’s Bylaws:

I.	Change article 19, V and article 44, §1º to update the denomination of the Ministries mentioned in them.

As the reform of the Bylaws - and its consolidation - are within the competence of the General Shareholders' Meeting, the proposal is therefore submitted for consideration by the General Shareholders' Meeting, in accordance with the attached copy of the Bylaws.

In annex: A table that compares the proposed changes to the Bylaws and their justifications is attached, a copy of the Bylaws that includes the proposed changes and the consolidated Bylaws.

Rio de Janeiro, March 22th, 2024.

Jean Paul Terra Prates

Presidente

PROPOSED CHANGES TO THE BYLAWS
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BYLAWS OF PETRÓLEO BRASILEIRO S.A. – PETROBRAS

As approved at the Extraordinary General Meeting held on November 30, 2023.

Chapter I – Nature, Headquarters and Purpose of the Company

Art. 1º – Petróleo Brasileiro S.A. – Petrobras, hereinafter referred to as “Petrobras” or “Company”, is a mixed capital company, under control of the Federal Government, for an indefinite term, which shall be governed by the rules of private law - in general - and specifically, by the Corporation Law (Law Nº 6,404 of December 15, 1976), by Law Nº 13,303, of June 30, 2016, by Decree Nº 8,945, of December 27, 2016, and by these Bylaws.

§1 – Federal Government control shall be exercised through the ownership and possession of at least 50% (fifty per cent) plus 1 (one) share, of the voting capital of the Company.

§2 – Upon the adherence of Petrobras to B3's Level 2 Corporate Governance special listing segment, the Company, its shareholders, officers and Board of Auditors members became subject to the provisions of Corporate Governance Level 2 Listing Regulation of Brasil Bolsa Balcão - B3 (Level 2 Regulation).

§3 – The provisions of Level 2 Regulation shall prevail over the statutory provisions in such event of loss of rights affecting the beneficiaries of such public offerings included in these Bylaws, except for the provisions of articles 30, §§4 and 5, 40, §§3 and 4, and 58, sole paragraph of these Bylaws.

Art. 2 – Petrobras is based in and subject to the jurisdiction of the city of Rio de Janeiro, State of Rio de Janeiro, whereas it may establish subsidiaries, agencies, branches and offices both in Brazil and abroad.

Art. 3 – The purpose of the Company is the research, extraction, refining, processing, trading, and transport of oil from wells, shale or other rocks, its products, natural gas, and other hydrocarbon fluids, in addition to energy-related activities, whereas it may promote the research, development, production, transport, distribution, and trading of all forms of energy and any other related activities or the like.

§1- The economic activities linked to its business purpose shall be developed by the Company as free competition with other companies according to market conditions, in compliance with the other principles and guidelines of Law Nº 9,478, of August 6, 1997 and Law Nº 10,438, of April 26, 2002.

§2- Petrobras, either directly or through its whole-owned subsidiaries and controlled companies, whether or not associated to a third party, may exercise any of the activities under its business purpose in the Country or outside the national territory.

§3- Petrobras may have its activities, provided in compliance with its corporate purpose, guided by the Federal Government to contribute to the public interest that justified its creation, aiming at meeting the objective of the national energy policy as set forth in article 1, section V, of Law Nº 9,478 of August 6, 1997.

§4- In exercising the attribution referred to in paragraph 3 above, the Federal Government may only guide the Company to assume obligations or responsibilities, including the implementation of investment projects and the assumption of specific operating costs/results, such as those relating to the sale of fuels, as well as any other related activities, under conditions different from those of any other private sector company operating in the same market, when:

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I – stipulated by a law or regulation, as well as provided for under a contract, covenant, or adjustment agreed upon with a public entity that is competent to establish such obligation, abiding by the broad publicity of such instruments; and

II – the cost and revenues thereof have been broken down and disseminated in a transparent manner, including in the accounting plan.

§5- In the event of paragraphs 3 and 4 above, the Investment and the Minority Committees, in their advisory duties to the Board of Directors, will assess and measure, based on the technical-economic evaluation criteria for investment projects, and for specific operating costs/income used by the Company's management, if the obligations and liabilities to be undertaken, are different from those of any other privately-held company operating in the same market.

§6- When directed by the Federal Government to contribute to the public interest, the Company shall only assume such obligations or responsibilities:

I – that abide by such market conditions stipulated in §5 above; or

II – that comply with the provisions of sections I and II of paragraph 4 above, abiding by such criteria set forth in §5 above, and in this case, the Federal Government shall previously compensate the Company for the difference between such market conditions defined in §5 above and the operating result or economic return of the assumed obligation.

§7- The exercise of such attribution referred to in paragraph 3 above shall be the subject of the annual chart subscribed by the members of the Board of Directors, as referred to in article 13, section I, of Decree Nº 8,945, of December 27, 2016.

Chapter II – Capital, Shares and Shareholders

Art. 4 - Share Capital is R$ 205,431,960,490.52 (two hundred five billion, four hundred thirty- one million, nine hundred sixty thousand, four hundred ninety reais and fifty-two cents), divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred thirty) shares without nominal value, 7,442,454,142 (seven billion, four hundred forty-two million, four hundred fifty-four thousand, one hundred forty-two) of which are common shares and 5,602,042,788 (five billion, six hundred two million, forty-two thousand, seven hundred eighty-eight) of which are preferred shares.

§1- Capital increases through the issuance of shares shall be submitted in advance to the decision of the General Meeting.

§2- The Company, by resolution of the Board of Directors, may acquire its own shares to be held as treasury stock, for cancellation or subsequent sale, up to the amount of the balance of profit and reserves available, except for the legal balance, without reduction of capital stock, pursuant to the legislation in force.

§3- Capital stock may be increased with the issuance of preferred shares, without maintaining the ratio to common shares, in compliance with the legal limit of two-thirds of the capital stock and the preemptive right of all shareholders.

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§4- The controlling shareholder shall implement such measures designed to keep outstanding a minimum of 25% (twenty five percent) of the shares issued by the Company.

Art. 5 - Company shares shall be common shares, with the right to vote, and preferred shares, the latter always without the right to vote.

§1- Preferred shares shall be non-convertible into common shares and vice versa.

§2- Preferred shares shall have priority in the event of repayment of capital and the receipt of dividends, of at least 5% (five per cent) as calculated on the part of the capital represented by this kind of shares, or 3% (three percent) of the net equity value of the share, whichever the greater, participating on equal terms with common shares in capital increases arising from the capitalization of reserves and profits.

§3- Preferred shares shall non-cumulatively participate in equal conditions with common shares in the distribution of dividends, when in excess to the minimum percentage they are afforded under the preceding paragraph.

§4 - Preferred shares shall be entitled to be included in a public offering for the sale of equity shares as a result of the sale of Company control at the same price and under the same conditions offered to the selling controlling shareholder.

Art. 6 - The payment of shares shall conform to the standards established by the General Assembly. In the event of late payment of the shareholder, and irrespective of challenges, the Company may promote the execution or determine the sale of shares, on account and risk of said shareholder.

Art. 7 - All Company shares shall be book-entry shares and shall be maintained in the name of their holders, in a deposit account at a financial institution authorized by the Securities and Exchange Commission of Brazil - CVM, without issue of certificate.

Art. 8 - Shareholders shall be entitled at each financial year to dividends and/or interest on own capital, which may not be lower than 25% (twenty-five per cent) of adjusted net income, pursuant to the Brazilian Corporate Act, prorated by the shares to which the capital of the Company is to be divided.

Art. 9 - Unless the General Meeting decides otherwise, the Company shall make the payment of dividends and interest on own capital due to the shareholders within 60 (sixty) days from the date on which they are declared, and in any event within the corresponding accounting period, observing the relevant legal standards.

Sole paragraph. The Company may, by resolution of its Board of Directors, advance values to its shareholders as dividends or interest on own capital, whereas such advances shall be adjusted at the SELIC rate from the date of actual payment to the end of the respective fiscal period, pursuant to art. 204 of the Corporate Law.

Art. 10- Dividends not claimed by shareholders within 3 (three) years from the date on which they have been made available to shareholders shall expire in favor of the Company.

Art. 11- The values of dividends and interest as payment on own capital due to the National Treasury and other shareholders shall be subject to financial charges equivalent to the SELIC rate from the end of the fiscal period until the actual day of payment, notwithstanding the applicability of default interest when such payment does not occur on the date fixed by the General Assembly.

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Art. 12- In addition to the Federal Government, as controlling shareholder of the Company, shareholders may be individuals or legal entities, both Brazilian or foreign, whether or not resident in the country.

Art. 13- Shareholders may be represented at General Meetings in the manner provided for in art. 126 of the Corporate Law, showing, in the act, or depositing, in advance, the receipt issued by the depositary financial institution, along with the document of identification or power of attorney with special powers. The Company may require the shareholder who intends to participate at a distance through the electronic system to deposit the documents mentioned in the notice of meeting no later than two (2) days before the date of the meeting, except in the event that the law or regulation establishes a different deadline.

§1- The representation of the Federal Government at General Meetings of the Company shall occur in accordance with the specific federal legislation.

§2- At the General Shareholders Meeting which decides on the election of Board of Directors members, the right to vote of preferred shareholders is subject to the satisfaction of the condition defined in §6 of the art. 141 of the Corporate Law, of proven uninterrupted ownership of equity during the period of 3 (three) months, at least, immediately prior to the staging of the Meeting.

Chapter III – Wholly-Owned Subsidiaries, Controlled Companies, and Affiliates

Art. 14- For the strict fulfillment of activities linked to its purpose, Petrobras may, pursuant to the authorization conferred by Law Nº 9,478, of August 6, 1997, constitute, and, pursuant to the legislation in force, extinguish wholly-owned subsidiaries, companies whose business purpose is to participate in other companies, pursuant to art. 8, § 2 of Decree Nº 8,945, of December 27, 2016, as well as join other companies, either as majority or minority shareholder.

Art. 15- In observance of the provisions of Law Nº 9,478, of August 6, 1997, Petrobras and its wholly-owned subsidiaries, controlled companies, and affiliates may acquire shares or quotas in other companies, participate in special-purpose companies, as well as join Brazilian and foreign companies, and form with them consortia, whether or not as the leading company, aiming to expand activities, gather technologies and expand investment applied to activities linked to its purpose.

Art. 16- The governance rules of Petrobras, as well as common corporate rules established by Petrobras, through technical, administrative, accounting, financial and legal guidance, apply entirely to its wholly-owned and controlled subsidiaries and, as far as possible, to the affiliates, taking into account the resolutions of the management bodies of each company,

and the strategic planning approved by the Petrobras’ Board of Directors.

Sole paragraph. Any appointments to an officer position or Board of Auditors member that are incumbent on the Company in its subsidiaries, controlled and affiliated companies, even if such appointment results of a nomination by the Federal Government under the current legislation, shall fully comply with such requirements and prohibitions imposed by the Corporation Law, as well as those provided for in arts. 21, §§1, 2 and 3 and 43 and paragraphs thereof of these Bylaws, Law Nº 13,303 of June 30, 2016, and Decree Nº 8,945 of December 27, 2016.

Chapter IV - Company Administration

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Section I - Board Members and Executive Officers

Art. 17 – Petrobras shall be run by a Board of Directors, with deliberative functions, and an Executive Board.

Sole Paragraph. Pursuant to the legal rules related to indirect public administration, the managers must guide the Company's operations in compliance with the principles and best practices adopted and developed by national and international institutions and forums that are reference in corporate governance.

Art.18 – The Board of Directors shall be composed of at least 7 (seven) and at most 11 (eleven) members, whereas the General Shareholders Meeting shall appoint among them the Chair of the Board, all of whom with a unified term of office that may not be greater than 2 (two) years, whereas reelection is permitted.

§1– Once the unified management term of its members is respected, the composition of the Board of Directors shall be alternated in order to allow constant renewal of the body, without compromising history and experience regarding the Company’s business, subject to the following rules:

I – The Company’s president, as well as members elected by the minority shareholders, the preferred shareholders and the employees shall not participate in the rotation;

II – 20% (twenty percent) of the remaining board members shall be renewed every 4 (four) years. If this results in a fractional number of members, it will be rounded to the next higher integer.

§2 – In the case of vacancy in the post of CEO of the Board, the substitute shall be elected at the first ordinary meeting of the Board of Directors until the next General Assembly.

§3 – The member of the Board of Directors appointed pursuant to the caput of this article may be reelected up to three (3) consecutive times.

§4 – In the case of a member of the Board of Directors elected by the employees, the limit for reelection shall comply with current laws and regulations.

§5– The Board of Directors shall be formed by at least 40% (forty percent) independent members, considered therein the member elected by employees, whereas the independence criteria shall comply pursuant to article 22, §1, of Law Nº 13,303 of June 30, 2016, of article 36,

§1 of Decree Nº 8,945, of December 27, 2016 and of Level 2's Regulation, abiding by the more stringent criterion in case of divergence between the rules.

§6 – The Board of Directors shall be composed of external members only, without any current statutory or employment ties with the Company, except for the member designated as the Company's CEO and the member elected by the employees.

§7 – The members of the Board of Directors to be nominated by the Federal government to meet the minimum number of independents set forth in §5 of this article will be selected in a triple list drawn up by a specialized company with proven experience, not being allowed to interfere in the indication of this list, which will be the sole responsibility of the specialized company.

§8 – Such functions as Chairman of the Board of Directors and Chief Executive shall not be held by the same individual.

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§9– The qualification as Independent Board Member shall be expressly declared in the minutes of the general meeting that elects them.

§10– When, as a result of compliance with the percentage referred to in subsection §5 of this article, fractional number of members results, rounding to the next higher integer.

§11– The reelection of the Board of Directors member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited.

§12– Once the upper period of reelection is reached, the return of the Board of Directors member to the Company may only occur after the expiry of a period equivalent to 1 (one) term of office.

Art. 19- In the process of electing members of the Board of Directors by the General Shareholders Meeting, the following rules shall be followed:

I- Minority shareholders are entitled to elect 1 (one) Board member, if a greater number does not correspond to them through the multiple vote process;

II- Holders of preferred shares jointly representing at least ten percent (10%) of the share capital, except the controlling shareholder, are ensured the right to elect and remove one (1) member of the Board of Directors by a separate vote in the General Shareholders’ Meeting;

III- Whenever, cumulatively, the election of the Board of Directors occurs by multiple voting system, and common or preferred shareholders exercise the right to elect Board members, the Federal Government shall be ensured the right to elect Board members in equal number to those elected by the remaining shareholders and by employees, plus 1 (one), irrespective of the number of Board members set out in art. 18 of this Statute;

IV- Employees shall be entitled to nominate one (1) member of the Board of Directors in a separate vote, by direct vote of their peers, according to paragraph 1 of art. 2 of Law Nº 12,353 of December;

V- Subject to the provisions of applicable law, the ~~Ministry of Economy~~ Ministry of Management and Innovation in Public Services is guaranteed the right to nominate one member of the Board of Directors.

Art. 20- The Executive Board shall include one (1) CEO, chosen by the Board of Directors from among its members, and up to eight (8) Executive Officers, elected by the Board of Directors, among natural persons residing in the Country, with a unified term of office that cannot exceed two (2) years, with a maximum of three (3) consecutive reelections allowed, and they can be dismissed at any time.

§1- The Board of Directors shall observe, in the selection and election of Executive Board members, their professional capacity, notorious knowledge and expertise in their respective areas of contact in which such officers shall act, in compliance to the Basic Plan of Organization.

§2 - Executive Board members shall exercise their posts in a regime of full time and exclusive dedication to the service of Petrobras, nevertheless, it is permitted, after justification and approval by the Board of Directors, the concomitant exercise of officer posts at wholly-owned subsidiaries, controlled companies or affiliates of the Company and, exceptionally, at the Board of Directors of other companies.

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§3- Executive Board members, in addition to the requirements of Board of Directors members, pursuant to art. 21 below, shall meet the requirement of 10 (ten) years of experience in leadership, preferably, in the business or in a related area, as specified in the Nomination Policy of the Company.

§4 - The reelection of the Executive Board member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited.

§5 - Once the upper period of reelection is reached, the return of the Executive Officer to the Petrobras may only occur after the expiry of a period equivalent to 1 (one) term of office.

Art. 21- The investiture in any administration position in the Company shall abide by such conditions set forth by article 147 and complemented by those provided for in article 162 of the Corporate Law, as well as those set forth in the Nomination Policy, Law Nº 13,303 of June 30, 2016 and Decree Nº 8,945 of December 27, 2016. For the investiture, the Company will consider the hypotheses of material conflict and, in the case of formal conflict of interests, only those expressly provided for by law.

§1- For purposes of compliance with legal requirements and prohibitions, the Company shall furthermore consider the following conditions for the characterization of irreproachable reputation of the nominee to the post of administration, which shall be detailed in the Nomination Policy:

I- not be the defendant in legal or administrative proceedings with an unfavorable ruling to the nominee by appellate courts, observing the activity to be performed;

II- not have commercial or financial pending issues which have been the object of protest or inclusion in official registers of defaulters, whereas clarification to the Company on such facts is possible;

III- demonstrate the diligence adopted in the resolution of notes indicated in reports of internal or external control bodies in processes and/or activities under their management, when applicable;

IV- not have serious fault related to breach of the Code of Ethical Conduct, Compliance Program or other internal rules, when applicable;

V- not have been included in the system of disciplinary consequence in the context of any subsidiary, controlled or affiliated company of Petrobras, nor have been subject to labor or administrative penalty in another legal entity of public or private law in the last 3 (three) years as a result of internal investigation, when applicable.

§2- The nominee shall not accumulate more than 2 (two) paid positions on boards of directors or fiscal councils in the Company or any subsidiary, controlled or affiliated company of Petrobras.

§3- The legal and integrity requirements must be reviewed by the People Committee within eight (8) business days as of the date the information is submitted by the candidate or by whom he/she is appointed, and may be extended by eight (8) business days upon request of the Committee. If there is an objectively proven reason, the review period may be suspended by a formal decision of the Committee.

§4- The investiture in officer posts of persons with ascendants, descendants or collateral relatives in positions on the Board of Directors, the Executive Board or the Fiscal Council of the Company shall be prohibited.

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§5- The investiture of employees' representatives on the Board of Directors shall be subject to such requirements and impediments set forth in the Brazilian Corporate Law, Law Nº 13,303, dated June 30, 2016, in Decree Nº 8,945, dated December 27, 2016, in the Nomination Policy and in paragraph 1 of this article.

§6- The People Committee may request the person appointed to the position to attend an interview to clarify the requirements of this article, and acceptance of the invitation will be subject to the appointed person’s will.

Art. 22- The members of the Board of Directors and Executive Board shall be invested in their positions upon signing the statements of inauguration in the book of minutes of the Board of Directors and the Executive Board, respectively.

§1- The term of investiture shall include, under penalty of nullity: (i) the indication of at least

1 (one) domicile in which the administrator will receive summons and subpoenas in administrative and judicial proceedings related to such acts during his/her term in office, which shall be considered fulfilled by delivery at such indicated address, which can only be changed by means of written communication to the Company; (ii) adherence to the Instrument of Agreement of the Administrators pursuant to the provisions of Level 2's Regulation, as well as compliance with applicable legal requirements, and (iii) consent to the terms of the arbitration clause dealt with in article 59 of these Bylaws and other terms established by law and by the Company.

§2- the inauguration of a board member resident or domiciled abroad shall be subject to the engagement of a representative resident in the country, with powers to receive summons and subpoenas in lawsuits against said member that are filed based on corporate law and in administrative proceedings brought by the Brazilian Securities and Exchange Commission, upon a power of attorney with a period of validity to extend for at least 3 (three) years after the expiration of the term of office of said member.

§3- Prior to inauguration, annually and when leaving office, the members of the Board of Directors and the Executive Board shall submit a statement of assets, in accordance with current legislation which.

§4 - In the case of Executive Officers and the Board of Directors, the asset and income annual declaration, as well as the conflict of interest statement, will also be submitted to the Public Ethics Committee of the Presidency of the Republic – CEP/PR, in accordance with current legislation.

Art. 23- The members of the Board of Directors and of the Executive Board shall be accountable, pursuant to article 158, of the Corporate Law severally and jointly, for such acts they perform and for such losses resulting therefrom for the Company, and they shall not be allowed to participate in such decisions on operations involving other companies in which they hold any interest, or have held administration positions in a period immediately prior to the investiture in the Company.

§1 - The prohibition to participate in deliberations shall not apply:

I- in the case of direct and indirect shareholdings, not relevant, under the terms of the regulation of the Brazilian Securities and Exchange Commission, in publicly-held corporations that do not have the potential to generate a conflict of interest with Petrobras, or;

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II- in the case of managers who act in the management of other companies by indication of the Company.

§2- At meetings of the collegiate bodies, before or during resolutions, members who are in conflict with the matter under discussion must report their conflicts of interest or private interests and withdraw from the meeting. If they fail to do so, any other person may report the conflict, if he/she is aware of it, and the collegiate body must record the conflict in the minutes and resolve on it as per its Internal Regulations and the applicable legislation.

§3- The Company shall ensure the defense in legal and administrative proceedings to its administrators, both present and past, in addition to maintain permanent insurance contract in favor of such administrators, to protect them of liabilities for acts arising from the exercise of the office or function, covering the entire exercise of their respective terms of office, damages arising from unlawful acts of willful misconduct or gross negligence, subject to the provisions of the Company's internal regulations and the respective insurance policy, are excluded from the coverage of said insurance.

§4- The guarantee referred to in the previous paragraph extends to the members of the Fiscal Council, as well as to all employees and agents who legally act by delegation of administrators of the Company.

§5 - The limits and form of defense in legal and administrative proceedings will be established in the Indemnity Commitment Application and Governance Policy, approved by the Board of Directors.

§6 - The Company may also enter into indemnity agreements with the members of the Board of Directors, Fiscal Council, Executive Board, committees and all other employees and representatives legally acting by delegation of the Company's managers, in order to cope to certain expenses related to arbitration, judicial or administrative proceedings involving acts committed in the exercise of their duties or powers, from the date of their possession or the beginning of the contractual relationship with the Company.

§7 - Indemnity contracts shall not cover:

I- acts practiced outside the exercise of the attributions or powers of its signatories;

II- acts with bad faith, deceit, serious guilt or fraud;

III - acts committed in their own interest or of third parties, to the detriment of the Company's corporate interest;

IV- indemnities arising from social action provided for in Article 159 of Law Nº 6,404/76 or compensation for damages referred to in art. 11, paragraph 5, II of Law Nº 6,385, of December 7, 1976; or

V- other cases provided for in the indemnity agreement.

§8 - The indemnity agreement shall be properly disclosed and provide, inter alia:

I- the limit value of the coverage offered;

II- the term of coverage; and

III- the decision-making procedure regarding the payment of the coverage, which shall guarantee the independence of the decisions and ensure that they are taken in the interest of the Company.

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§9 - The beneficiary of the indemnity agreement shall be obliged to return to the Company the amounts advanced in cases in which, after an irreversible final decision, it is proved that the act performed by the beneficiary is not subject to indemnification, under the terms of the indemnity agreement.

Art. 24- The member who fails to participate in 3 (three) consecutive ordinary meetings, without good reason or leave granted by the Board of Directors, shall lose office.

Art. 25- In case of vacancy of the position of Board Member, the substitute shall be elected by the remaining Members and shall serve until the first General Meeting, as provided for in article 150 of the Corporate Law.

§1- The member of the Board of Directors or Executive Board who is elected in replacement, shall complete the term of office of the replaced member and, at the end of the term of office, shall remain in office until the investiture of the successor.

§2- If the board member who represents the employees does not complete the term of office, there must be a new election process in accordance with the law.

§3- In the event referred to in § 2 above, the substitute member shall complete the term of office of the replaced member.

§4- In the event of vacancy in the positions of the directors elected by the minority shareholders holding common or preferred shares, the Board of Directors shall call a General Meeting to elect a substitute within 60 (sixty) days from the effective vacancy of the position.

Art. 26- The Company shall be represented both in and out of courts, individually, by its CEO or by at least 2 (two) Executive Officers together, whereas it may appoint attorneys or representatives.

Art. 27- The CEO and Executive Directors may not be absent from office, annually, for more than 30 (thirty) days, whether or not consecutive, without leave of absence or authorization of the Board of Directors.

§1- The CEO and Executive Directors shall be entitled, annually, to 30 (thirty) days of paid license, whereas the payment in double of the remuneration for the license not enjoyed in the previous year shall be prohibited.

§2- The CEO’s paid leave will be authorized by the Board of Executive Officers, and the CEO will authorize the paid leave of the other members of the Board of Executive Officers.

§3- The CEO shall appoint, from among the Executive Officers, his possible substitute.

§4- In case of vacancy of the position of CEO, the Chairman of the Board of Directors shall appoint the substitute from among the other members of the Executive Board until the election of the new CEO in compliance with art 20 of these Bylaws.

§5- In the event of vacancy of any member of the Board of Executive Officers, the CEO will appoint a replacement from within the Board of Executive Officers, until the election of the new Executive Director pursuant to art. 20 of these Bylaws.

§6- In case of absence or impediment of an Executive Officer, such an officer’s duties shall be assumed by a substitute chosen by the said officer, among the other members of the Executive Board or one of their direct subordinates, the latter for up to a maximum period of 30 (thirty) days.

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§7- In case the indication is made to a subordinate, subject to approval of the CEO, said substitute shall participate in all the routine activities of an Executive Officer, including the presence at meetings of Officers, to inform matter in the contact area of the respective Executive Officer, without, however, exercising the right to vote.

Art. 28- After the end of the term in office, the former members of the Executive Board, the Board of Directors and its statutory advisory committees, as well as the Fiscal Council shall be impeded over a period of 6 (six) months counted from the end of their term in office, if a longer term is not set up in the regulations, from:

I- accepting administrator or fiscal council posts, exercising activities, or providing any service to competitors of the Company;

II- accepting a position as administrator or fiscal council member, or establishing any professional relationship with any individual or legal entity with whom they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulations; and

III- sponsoring, either directly or indirectly, any interest of any individual or legal entity, before any agency or entity of the Federal Public Administration with which they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulatory standards.

§1- The period referred to in the caption of this article includes any periods of paid annual leave not enjoyed.

§2- During the period of the impediment, the former members of the Executive Board, the Board of Directors and the Fiscal Council shall be entitled to remuneration allowance equivalent only to the monthly fee of the post they occupied, subject to the provisions of paragraph 6 of this article.

§3- The former members of the Executive Board, the Board of Directors and the Fiscal Council who choose to return before the end of the impediment period, to the performance of the actual of higher post or position, which, prior to their appointment, was occupied in public or private administration, shall not be entitled to remuneration allowance.

§4- Failure to comply with such 6 (six) months impediment shall imply, in addition to the loss of compensatory remuneration, the refund of any amount already received in this title plus the payment of a 20% (twenty percent) fine on the total compensatory remuneration that would be due in the period, without detriment to the reimbursement of losses and damages that may be caused.

§5- The former member of the Executive Board, of the Board of Directors and the Fiscal Council shall cease to be paid such compensatory remuneration, without detriment to other applicable sanctions and restitution of amounts already received, who:

I- incurs any of the assumptions that make up a conflict of interest as referred to in article 5 of Law Nº 12,813 of Thursday, May 16, 2013;

II- is judicially convicted, final and unappealable sentence, of crimes against the public administration;

III- is judicially convicted, final and unappealable sentence, of administrative impropriety; or

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IV- undergoes retirement annulment, dismissal or conversion of exemption in dismissal of the position of trust.

§6- The beginning of the payment of compensatory remuneration is conditioned to the characterization of the conflict of interest and the impediment to the exercise of professional activity and shall be preceded by formal manifestation on the characterization of conflict by the competent authority, in accordance with current legislation and internal regulations.

Section II – Board of Directors

Art. 29 - The Board of Directors is the higher body of guidance and management of Petrobras, and is responsible for:

I- setting the general guidance of the business of the Company, defining its mission, strategic objectives and guidelines;

II- approving, on the proposal of the Executive Board, the strategic plan, the respective multi- annual plans, as well as annual plans and programs of expenditure and investment, promoting annual analysis regarding the fulfillment of goals and results in the execution of said plans, whereas it shall publish its conclusions and report them to the National Congress and the Federal Court of Accounts;

III- inspecting the administration by the Executive Board and its members, and set their duties, by examining, at any time, the books and records of the Company;

IV- evaluating, annually, the individual and collective performance results of officers and members of Board Committees, with the methodological and procedural support of the People Committee, in compliance with the following minimum requirements: a) exposure of the acts of management practiced regarding the lawfulness and effectiveness of managerial and administrative action; b) contribution to the result of the period; and c) achievement of the objectives set out in the business plan and satisfaction to the long-term strategy referred to in art. 37, § 1 of Decree Nº 8,945, of December 27, 2016;

V- annually evaluate and disclose who are the independent directors, as well as indicate and justify any circumstances that may compromise their independence;

VI- approve the above value for which the acts, contracts or operations, although the powers of the Executive Board or its members, must be submitted to the approval of the Board of Directors;

VII- deliberating on the issue of simple, unsecured debentures non-convertible into shares;

VIII- setting the overall policies of the Company, including strategic commercial, financial, risk, investment, environment, information disclosure, dividend distribution, transactions with related parties, spokespersons, human resources, and minority shareholders management policies, in compliance with the provisions set forth in art. 9, § 1 of Decree Nº 8,945, of December 27, 2016;

IX- approving the transfer of ownership of Company assets, including concession contracts and permits for oil refining, natural gas processing, transport, import and export of crude oil, its derivates and natural gas, whereas it may set limits in terms of value for the practice of these acts by the Executive Board or its members, except in the case provided for in article 40, item XIII, of these Bylaws;

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X- approving the Electoral Rules for selecting the member of the Board of Directors elected by employees;

XI- approving the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees;

XII- approving the Nomination Policy that contains the minimum requirements for the nomination of members of the Board of Directors and its Committees, the Fiscal Council and the Executive Board, to be widely available to shareholders and the market, within the limits of applicable legislation;

XIII- approving and disclosing the Annual Chart and Corporate Governance Chart, as provided for in Law Nº 13,303, of June 30, 2016;

XIV- implementing, either directly or through other bodies of the Company, and overseeing the risk management and internal control systems established for the prevention and mitigation of major risks, including risks related to the integrity of financial and accounting information and those related to the occurrence of corruption and fraud;

XV- formally making statements in such public offering for the sale of equity shares issued by the Company;

XVI- setting a triple list of companies specializing in economic evaluation of companies for the preparation of the appraisal report of Company's shares, in the cases of public offering for cancellation of registration as a publicly-held company or for quitting from Corporate Governance Level 2.

§1- The fixing of human resources policy referred to in item VIII may not count with the participation of the Board Member representing employees, if the discussions and deliberations on the agenda involve matters of trade union relations, remuneration, benefits and advantages, including matters of supplementary pensions and healthcare, cases in which conflict of interest is configured.

§2- Whenever the Nomination Policy intends to impose additional requirements to those included in the applicable legislation to Board of Directors and Fiscal Council members, such requirements shall be forwarded for decision of shareholders in a General Meeting.

§3- Such formal statement, either favorable or contrary, dealt with in section XIV shall be made by means of a prior informed opinion, disclosed within 15 (fifteen) days of the publication of such public offer announcement, addressing at least: (i) the convenience and the opportunity of such public offering of shares regarding the interest of all shareholders and in relation to the liquidity of such securities held by them; (ii) the repercussions of such public offer of sale of equity shares on Petrobras interests; (iii) such strategic plans disclosed by the offeror in relation to Petrobras; (iv) such other points that the Board of Directors deems pertinent, as well as any information required by such applicable rules issued by CVM.

Art. 30- The Board of Directors shall further decide on the following matters:

I- the duties of each member of the Executive Board which shall be in the Basic Organization Plan, to be disclosed by the Company on its website;

II- nomination and dismissal of the holders of the general structure of the Company directly linked to the Board of Directors, as defined on Basic Organization Plan, based on the criteria set forth by the Board of Directors itself;

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III- authorization for the acquisition of shares issued by the Company to be held in treasury or for cancellation, as well as subsequent disposal of these actions, except in cases of competence of the General Meeting, pursuant to legal, regulatory and statutory provisions;

IV- exchange of securities it has issued;

V- election and dismissal of the members of the Executive Board;

VI- constitution of wholly-owned subsidiaries or affiliated companies, the transfer or termination of such participation, as well as the acquisition of shares or quotas other companies;

VII- convocation of the General Shareholders Meeting, in the cases provided for by law, by publishing the notice of convocation at least 21 (twenty-one) days in advance;

VIII- Code of Ethical Conduct, Code of Best Practices and Internal Rules of the Board of Directors;

IX- Policy and Corporate Governance Guidelines of Petrobras;

X- selection and dismissal of independent auditors, which may not provide consulting services to the Company during the term of the contract;

XI- administration and accounts report of the Executive Board;

XII- selection of Board Committee members from among its members and/or from among persons in the market of notorious experience and technical capacity in relation to the expertise of the respective Committee, and approval of the duties and rules of operation of the Committees;

XIII- matters that, by virtue of a legal provision or by determination of the General Meeting, depend on its deliberation;

XIV- integrity and compliance criteria, as well as the other pertinent criteria and requirements applicable to the election of the members of holders of the general structure appointment of the Executive Managers, who shall meet, as a minimum, those set forth in art. 21, paragraphs 1 and 2 of these Bylaws;

XV- the indemnity agreement to be signed by the Company and the procedures that guarantee the independence of the decisions, as defined in art. 23, paragraphs 3 to 6 of these Bylaws;

XVI- sale of the share capital control of wholly owned subsidiaries of the Company;

XVII - the consolidated annual report on the cost of health care benefits under the self- management modality, with the minimum content established by article 3 of Resolution CGPAR No 36 of 2022;

XVIII- omissive cases of these Bylaws.

§1- The Board of Directors will have 6 (six) Advisory Committees, with specific duties of analysis and recommendation on certain matters, directly linked to the Board: Investment Committee; Audit Committee; Audit Committee of the Petrobras Conglomerate of Companies; Committee on Health, Safety and Environmental Committee; People and Minority Committees.

I- The opinions of the Committees are not a necessary condition for submitting matters to the examination and deliberation of the Board of Directors, except for the hypothesis provided for in paragraph 4 of this article, when the opinion of the Minority Committee shall be mandatory;

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II- Committee members may participate as guests of all meetings of the Board of Directors;

III- Committees members and operation rules shall be governed by regulations to be approved by the Board of Directors. Participation - whether as a member or as a permanent guest of these committees - of the Company's CEO, Executive Officers and employees, is prohibited, except, in the latter case, the Board Member elected by the employees and the senior managers of the organizational units directly linked to the Board of Directors.

IV- The Board Member elected by the Company's employees cannot participate in the Audit Committee, in the Audit Committee of the Petrobras Conglomerate and People Committee.

§2- The People Committee shall have the attributions provided for in articles 21 to 23 of Decree Nº 8,945, of December 27, 2016, as well as to analyze the integrity requirements set forth in art. 21 of these Bylaws for the investiture in the position of management and fiscal council or of the Company.

§3- Whenever there is a need to evaluate operations with the Government, its municipalities and foundations and federal state enterprises, provided it is outside the normal course of business of the Company, and that it is within the purview of the Board of Directors' approval, the Minority Committee shall render prior advice, issuing its opinion on the intended transaction.

§4- To allow the representation of the preferred shareholders, the Minority Committee will also carry out the previous advisory to the shareholders, issuing its opinion on the following transactions, in a meeting that must necessarily count on the participation of the board member elected by the preferred shareholders. that the opinion of the Committee shall be included in full, including the full content of the divergent statements, of the Assembly Manual that is convened to deliberate on:

I- transformation, incorporation, merger or spin-off of the Company;

II- approval of contracts between the Company and the controlling shareholder, directly or through third parties, as well as other companies in which the controlling shareholder has an interest, whenever, by legal or statutory provision, they are deliberated at a General Meeting;

III- valuation of assets intended to the payment of capital increase of the Company;

IV- choice of specialized institution or company to determine the Company's economic value, pursuant to Article 40, X of these Bylaws; and

V- alteration or revocation of statutory provisions that modify or alter any of the requirements set forth in item 4.1 of the Level 2 Regulation, while the Contract of Participation is in force in Level 2 of Corporate Governance.

§5- If the final decision of the Board of Directors differs from the Minority Committee's opinion indicated in the previous paragraph, the Board's manifestation, including all the dissenting statements, should also be included in the Assembly Manual that is called to deliberate on the operations, to better instruct the shareholders' vote.

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§6- The aforementioned Minority Committee will be formed by 2 (two) members of the Board of Directors pointed out by minority common shareholders and preferred shareholders, as well as 1 (one) third independent member, according to Regulation Article 18, §5 of these Bylaws, chosen by the other members of the Committee, which shall or not be a member of the Board of Directors.

§7- The Audit Committee will be made up of members of the Board of Directors and external members, who will meet the requirements and impediments provided for in the Brazilian

Corporation Law, Law No 13,303, of June 30, 2016, Decree No 8,945, of December 27, 2016, the Nomination Policy and paragraph 1 of art. 21 of these Bylaws.

§8 - The Code of Ethics and Conduct will be prepared and disclosed in accordance with Law No. 13,303, of June 30, 2016, and Decree No. 8,945 of December 27, 2016.

§9 - The Company will have Internal Audit and Ombudsman areas, whose hiring process will be established by the Board of Directors, with the assistance of the People Committee.

§10 - The Board of Directors will be responsible for monitoring, at least every six months, the implementation of any corrective measures approved within the scope of the report prepared by the Board of Executive Officers, pursuant to item XVII above, and should it conclude that such measures are insufficient or unenforceable, it will set a deadline for adjustments and new submission.

Art. 31- The Board of Directors may determine the performance of inspections, audits or statements of accounts in the Company, as well as the hiring of experts or external auditors, to better instruct the matters subject to its deliberation.

Art. 32 - The Board of Directors shall meet with the presence of the majority of its members, convened by its Chairman or a majority of the Members, ordinarily, at least every month, and extraordinarily whenever necessary.

§1- It is hereby provided, if necessary, the participation of Members at the meeting by telephone, videoconferencing, or other means of communication that can ensure effective participation and the authenticity of their vote. In such a case, the Board Member shall be considered present at the meeting, and their vote shall be considered valid for all legal effects and incorporated in the minutes of said meeting.

§2- The materials submitted to evaluation by the Board of Directors shall be appraised with the decision of the Executive Board, the manifestations of the technical area or competent Committee, and furthermore the legal opinion, when necessary for the examination of the matter.

§3- The Chairman of the Board may, on their own initiative or at the request of any Board Member, summon members of the Executive Board of the Company to attend meetings and provide clarifications or information on matters under consideration.

§4- The deliberations of the Board of Directors shall be taken by majority vote of the attending members and shall be recorded in the specific book of Minutes.

§5- The operations provided for in §§ 3 and 4 of art. 30 of these Bylaws, shall be approved by the vote of 2/3 (two thirds) of the Directors present.

§6- In the event of a tie, the Chairman of the Board shall have the casting vote.

Section III - Executive Board

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Art. 33- The Executive Board and its members shall be responsible for exercising the management of the Company business, pursuant to the mission, objectives, strategies and guidelines set forth by the Board of Directors.

§1- The Executive Director of Governance and Compliance is assured, in the exercise of its duties, the possibility of reporting directly to the Board of Directors in the hypotheses of art. 9, paragraph 4 of Law 13303, of June 30, 2016.

§2- The Board of Directors may delegate powers to the Executive Board, except for those expressly provided for in corporate law and in compliance to the levels of authority established in such delegations.

Art. 34- The Executive Board shall be responsible for:

I- Evaluating, approving and submitting to the approval of the Board of Directors:

a)       the bases and guidelines for the preparation of the strategic plan, as well as the annual and multi-annual plans;

b)       the strategic plan, the corresponding multi-annual plans, as well as annual plans and programs of expenditure and investment of the Company with the respective projects;

c)       the budgets of expenditures and investment of the Company;

d)       the performance result of the Company's activities.

e)       the indication of the holders of the general structure of the Company, based on the criteria established by the Board of Directors.

f)       the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees.

II- approving:

a)       the technical and economical evaluation criteria for investment projects, with the corresponding plans for delegation of responsibility for their execution and implementation;

b)       the criteria for the economic exploitation of production areas and minimum coefficient of oil and gas reserves, pursuant to the specific legislation;

c)       the pricing policy and basic price structures of the Company's products;

d)       the charts of accounts, basic criteria for determination of results, amortization and depreciation of capital invested, and changes in accounting practices;

e)       the corporate manuals and standards of governance, accounting, finance, personnel management, procurement and execution of works and services, supply and sale of materials and equipment, operation and other corporate rules necessary for the guidance of the operation of the Company;

f)       the rules for the assignment of use, rental or lease of fixed assets owned by the Company;

g)       changes in the Company's organizational structure, according to the competencies established in Basic Organization Plan, as well as create, transform or extinguish Operating Units, agencies, branches, branches and offices in Brazil and abroad;

h)       the creation and extinction of non-statutory Committees, linked to the Executive Board or its members, approving the corresponding rules of operation, duties and levels of authority for action;

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i)       the value above which the acts, contracts or operations, although of competence of the CEO or the Executive Officers, shall be submitted for approval of the Executive Board, in compliance with the level of authority defined by the Board of Directors;

j)       the annual plan of insurance of the Company;

l)       conventions or collective labor agreements, as well as the proposition of collective labor agreements;

m)       the provision of real or fiduciary guarantees, observing the pertinent legal and contractual provisions.

III- ensuring the implementation of the Strategic Plan and the multi-annual plans and annual programs of expenditure and investment of the Company with the respective projects, in compliance with the budget limits approved;

IV- deliberating on trademarks and patents, names and insignia;

V- appointment and removal from office of the holders of the general structure of the Company directly linked to the Executive Board, as defined in the Basic Organization Plan, based on the criteria established by the Board of Directors.

VI- submitting to the Fiscal Council, the Board of Directors and the Statutory Audit Committee, by June 30 of each year, a consolidated report, of the previous year, on the cost of health care benefits under the self-management modality, with the minimum content established by article 3 of CGPAR Resolution No 36, of 2022, which will also include corrective measures proposals with deadlines for implementation and the respective people in charge, if necessary.

Art. 35 - Having matters within its competence the Executive Board shall meet with most of its members, including the CEO or his/her substitute, and, extraordinarily by convening the CEO or 2/3 (two-thirds) of the Executive Directors.

§1- The Executive Board shall be advised by the Statutory Technical Committee on Investment and Disinvestment.

§2 - The members of the Executive Board will have up to eight (8) Statutory Technical Advisory Committees, comprised of senior managers of the Company’s general structure, with specific duties of analysis and recommendation on certain matters, as provided for in the respective Internal Rules, complying with the provisions of art. 160 of the Brazilian Corporation Law.

§3- The advice of the Statutory Technical Committees is not binding on the Executive Board or its members, as the case may be, however, they shall be a necessary condition for the examination and deliberation of the matter within the scope of their respective powers.

§4- The composition, rules of operation and duties of the Statutory Technical Committees shall be disciplined in Internal Rules to be approved by the Board of Directors.

Art. 36 - It is incumbent, individually:

§1- To the CEO:

I- convene, preside over and coordinate the work of Executive Board meetings;

II- propose to the Board of Directors, the nomination of Executive Officers;

III- provide information to the Board of Directors, the Minister of State to which the Company is subordinate, and the control organs of the Federal Government, as well as the Federal Court of Accounts and the National Congress;

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IV- ensure the mobilization of resources to cope with situations of severe risk to health, safety and the environment;

V- exercise other powers conferred by the Board of Directors.

§2- The Executive Officer who is assigned to the investors' relations role:

I- take responsibility for providing information to the investing audience, the Brazilian Securities and Exchange Commission (CVM) and the national and international stock exchanges or over-the-counter markets, as well as to the corresponding regulatory and supervisory entities, and keep the Company's records up to date with these institutions.

§3- The Executive Officer to whom the compliance and governance area is assigned guide and promote the implementation of governance and compliance standards, guidelines and procedures.

§4 – The Executive Officer to whom the risk management unit is assigned is responsible for defining corporate methodology and disseminating risk management knowledge, as well as promoting the identification, assessment, monitoring and reporting of the Company's main risks to senior management.

§5 – To the CEO and each Executive Officer, among the contact areas described in the Basic Plan of Organization:

I- implement the strategic plan and budget approved by the Board of Directors, using the management system of the Company;

II- hire and dismiss employees and formalize the designations to managerial posts and functions;

III- designate employees for missions abroad;

IV- monitor, control and report to the Executive Board on technical and operational activities of wholly-owned subsidiaries and companies in which Petrobras participates or with which it is associated;

V- designate and instruct the Company's representatives at General Meetings of wholly- owned subsidiaries, controlled and affiliated companies, pursuant to the guidelines set forth by the Board of Directors, as well as the applicable corporate guidelines;

VI- manage, supervise and evaluate the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization, as well as practice acts of management correlated to such activities, whereas they may set value limits for the delegation of the practice of these acts, in compliance with the corporate rules adopted by the Executive Board;

VII- approve the rules and procedures for the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization.

Art. 37- The deliberations of the Executive Board shall be taken by majority vote of the attending members and shall recorded in the specific book of minutes.

Sole paragraph. In the event of a tie, the CEO shall have the casting vote.

Art. 38- The Executive Board shall forward to the Board of Directors copies of the minutes of its meetings and provide the information needed to evaluate the performance of the Company's activities.

Chapter V - General Meeting

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Art. 39- The Ordinary General Meeting shall be held annually within the period established in art. 132 of the Corporate Law, in a place, date and time previously set by the Board of Directors, to deliberate on matters within its competence, especially:

I- examine of the administrators' accounts, examine, discuss and vote the financial statements;

II- decide on the allocation of net profit for the year and the distribution of dividends;

III- elect the members of the Board of Directors and Fiscal Council.

Art. 40- The Extraordinary General Meeting, in addition to the cases provided for by law, shall be convened by a call of the Board of Directors, the latter preceded by advice from the Minority Committee, pursuant to art. 30, §4 and 5 of these Bylaws, when appropriate, to deliberate on matters of interest to the Company, especially:

I- reform of the Bylaws;

II- modification in social capital;

III - evaluation of assets which the shareholder contributes for capital increase;

IV- issuance of debentures convertible into shares or their sale when in treasury;

V- incorporation of the Company to another company, its dissolution, transformation, demerger, merger;

VI- participation of the Company in a group of companies;

VII- dismissal of members of the Board of Directors;

VIII- sale of debentures convertible into shares held the Company and issuance of its wholly- owned subsidiaries and controlled companies;

IX- cancellation of the open Company registration;

X- selection of a specialized company, based on the presentation by the Board of Directors of a triple list of specialized companies, with proven experience and independence as to the decision-making power of the Company, its administrators and / or controlling shareholder, and requirements and responsibilities of §§ 1 and 6 of art. 8 of the Business Corporate Act, for the preparation of an appraisal report of its shares for the respective economic value, to be used in the event of cancellation of the registration as a publicly-held company or Level 2;

XI- waiver to the right to subscription of shares or debentures convertible into shares of wholly-owned subsidiaries, controlled or affiliated companies;

XII- approval of the requirements of the Nomination Policy which are additional to those included in the applicable legislation to members of the Board of Directors and Fiscal Council;

XIII- entering into transactions with related parties and disposing of or contributing assets to another company, in all cases restricted to cases in which the value of the transaction corresponds to more than 50% (fifty percent) of the value of the Company's total assets included in the last approved balance sheet.

§1- The deliberation on the matter referred to in item XI of this Article shall be taken by an absolute majority of the votes of common shares in circulation, not computing blank votes.

§2 - In the event of a public offer made by the controlling shareholder, said shareholder shall bear the costs of preparation of the appraisal report.

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§3- In the hypotheses of art. 30, §4 and 5, the opinion of the Minority Committee and the manifestation of the Board of Directors, when it differs from the opinion of the Minority Committee, shall be included in the management proposal that will instruct the vote of the Ordinary Shareholders at the General Meeting.

§4- The controlling shareholder may express an opinion contrary to the advice of the Minority Committee and may provide reasons for which it considers that such recommendations should not be followed.

Art. 41- The General Meeting shall set, annually, the overall or individual amount of the remuneration of officers, as well as the limits of their profit shares, pursuant to the norms of specific legislation, and that of the members of the Advisory Committees to the Board of Directors.

Art. 42 - The General Meetings shall be chaired by the CEO of the Company or a substitute designated by the latter, whereas, in the absence of both, by 1 (one) shareholder chosen by the majority of votes of those present.

Art. 43- The Company will hold meetings in partially digital form.

§1-The notice of meeting and the other documents of the meeting shall contain information on the rules and procedures on how shareholders may participate and vote at a distance in the meeting, including information necessary and sufficient for shareholders to access and use the system.

§2- The controlling shareholder and minority shareholders will be guaranteed the right to participate in person.

Chapter VI – Fiscal Council

Art. 44 - The permanent Fiscal Council consists of up to five (5) members and their respective alternates, elected by the Ordinary General Meeting, all resident in the Country, subject to the requirements and impediments set forth in the Brazilian Corporation Law, in the Indication Policy, in the Decree Nº 8,945, dated December 27, 2016 and in art. 21, paragraphs 1 and 2 of these Bylaws, shareholders or not, of which one (1) will be elected by the holders of the minority common shares and another by the holders of the preferred shares, in a separate vote.

§1- Among the members of the Fiscal Council, one (1) will be appointed by the ~~Minister of Economy~~ Minister of Finance, as representative of the National Treasury.

§2- In the event of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, the member of the Fiscal Council shall be replaced, until the end of the term of office, by the respective alternate.

§3- The members of the Fiscal Council will be invested in their positions from the date of their respective election, however, for registration purposes, they must sign a term of office in the book of minutes and opinions of the Fiscal Council, which will include: (i) the subscription to the Term of Consent of the members of the Fiscal Council in accordance with the provisions of the Level 2 Regulation, as well as compliance with the applicable legal requirements, and (ii) consent to the terms of the arbitration clause referred to in art. 59 of these Bylaws.

§4- The procedure set forth in art. 21, §§ 3, 4 and 6 of these Bylaws to the nominations for members of the Fiscal Council.

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§5- The members of the Fiscal Council must also declare if they meet the independence criteria set forth in art. 18, § 5 of these Bylaws.

Art. 45- The term of office of Fiscal Council members is 1 (one) year, whereas 2 (two) consecutive reelections are permitted.

§1- The reelection of the Fiscal Council member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited.

§2- Once the maximum renewal period has expired, the return of the Fiscal Council member to Petrobras can only occur after a period equivalent to one (1) term of performance.

Art. 46- The remuneration of the members of the Fiscal Council, in addition to the compulsory reimbursement of travel and stay expenses necessary for the performance of the function, shall be fixed by the General Meeting that elects them, subject to the limit established in Act No 9,292 of July 12, 1996.

Art. 47- It competes to the Fiscal Council, without prejudice to other powers which are conferred on it by virtue of legal provision or by determination of the General Meeting:

I- inspect, by any of its members, the acts of officers and verify the fulfillment of their legal and statutory duties;

II- opine on the annual report of management, ensuring the inclusion in its opinion of the additional information it deems necessary or useful to the deliberation of the General Meeting;

III- opine on the proposals of officers, to be submitted to the General Management, concerning the modification of the social capital, issuance of debentures or subscription bonus, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or division of the Company;

IV- denounce, by any of its members, to the management bodies and, if such bodies do not take the necessary measures to protect the interests of the Company, to the General Meeting, the errors, frauds or crimes that they discover, and suggest actions useful to the Company;

V- to call the Ordinary General Meeting if the directors delay the call for more than one (1) month, and the Extraordinary Meeting whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they deem necessary;

VI- analyze, at least on a quarterly basis, the balance sheet and other financial statements prepared periodically by the Executive Board;

VII- examine the financial statements of the fiscal period and opine on them;

VIII- exercise these attributions during liquidation.

IX- analyzing Annual Report (RAINT) and Annual Internal Auditing Plan (PAINT);

X- carrying out annual performance self-assessment;

XI- monitoring the proprietary, financial and budgetary execution, being able to analyze corporate books and any other documents and request information;

XII- monitoring compliance with the Company's limit of participation to fund health care benefits and private pension plans; and

XIII- monitoring the implementation of corrective measures approved by the Board of Directors, within the scope of the consolidated annual report on the cost of health care benefits under the self-management modality.

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Sole paragraph. The members of the Fiscal Council shall participate, compulsorily, in the meetings of the Board of Directors which evaluate the matters referred to in items II, III and VII of this article.

Chapter VII - Company Employees

Art. 48- The employees of Petrobras are subject to labor legislation and the internal rules of the Company, in compliance to the legal standards applicable to employees of mixed-capital companies.

Art. 49- The admission of employees by Petrobras and its wholly-owned subsidiaries and controlled companies shall obey a public selection process, in accordance with the terms approved by the Executive Board.

Art. 50- The functions of the Senior Administration and the responsibilities of the respective holders shall be defined in the Basic Organizational Plan of the Company.

§1- The positions referred to in the caput of this article, linked to the Board of Directors, may exceptionally, and at the discretion of the Board of Directors, be attributed to technicians or specialists who are not part of the Company's permanent staff, by means of positions in commission of free provision.

§2- The functions referred to in the caput of this article, linked to the Executive Board or its members, may, on a proposal and justification of the Board of Executive Officers and approval of the Board of Directors, exceptionally be assigned to technicians or specialists who are not part of the Board of Directors. Company's permanent staff, by means of positions in commission of free provision.

§3- The managerial functions that are part of the organizational framework of the Company, in the other levels, shall have the responsibilities of holders as defined in the rules of the respective bodies.

Art. 51- Notwithstanding the requisitions provided by law, the transfer of employees of Petrobras and its wholly-owned subsidiaries or controlled companies shall depend on the approval, in each case, of the Executive Board and shall be made whenever possible, through the reimbursement of the corresponding costs.

Art. 52- The Company shall allocate a portion of the yearly results to be distributed among its employees, pursuant to the criteria approved by the Board of Directors, in compliance with the legislation in force.

Chapter VIII - General Provisions

Art. 53- The activities of Petrobras shall obey the Basic Plan of Organization, which shall contain, among others, the organization model and define the nature and responsibilities of each unit of the general structure and the subordination relations necessary to the operation of Petrobras, pursuant to these Bylaws.

Art. 54 - The fiscal year shall coincide with the calendar year, ending on December 31 of each year, when the balance sheet and other financial statements shall be prepared and shall meet the applicable legal provisions.

§1- Subject to legal provisions The Company may prepare balance sheets, making interim dividend payments based on earnings or interest on own capital verified in semiannual or lower balance sheets, considering the results obtained in each quarter by resolution of the Board of Directors, subject to legal provisions.

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§2- The Board of Directors may approve the payment of intermediate dividends to the profit reserve account existing in the last balance sheet approved at the General Meeting.

§3- Intermediate and interim dividends and interest on equity shall be allocated to the minimum mandatory dividend.

Art. 55- On the funds transferred by the Federal Government or deposited by minority shareholders, for the purpose of increasing the capital of the Company, financial charges equivalent to the SELIC rate from the day of transfer to the date of capitalization shall apply.

Art. 56- The proposal for the distribution of profits must take into account the constitution of the reserves provided for in items I and II, in the following order of priority:

I - Petrobras will set aside a portion of 0.5% (five tenths of a percent) of the share capital, up to a limit of 5% (five percent) of the share capital, to fund the Company's research and technological development programs; and

II- Petrobras may allocate up to 70% (seventy percent) of the adjusted net profit for the year to a capital remuneration reserve, in compliance with article 202 of the Brazilian Corporation Law and the Shareholder Remuneration Policy, up to the limit of the share capital.

§1- The purpose of the reserve referred to in item II of the caput is to ensure resources for the payment of dividends, interest on equity, or other forms of remuneration to shareholders provided for by law, their anticipation, share buy-backs authorized by law, absorption of losses and, as a remaining purpose, incorporation into share capital.

§ 2 - The accumulated balance of the reserves in items I and II of the caput, together with the balance of the other profit reserves, in accordance with art. 199 of the Brazilian Corporation Law, may not exceed the share capital.

Art. 57- Once the distribution of the minimum dividend referred to in art. 8 of these Bylaws is decided, the General Meeting, in compliance with the terms of corporate legislation and specific federal norms, may assign specific percentages or gratuity to the members of the Executive Board of the Company, as variable remuneration.

Art. 58- The Executive Board may authorize the practice of reasonable gratuitous acts for the benefit of employees or the community in which the Company participates, including the donation of non-existent goods, in view of their social responsibilities, as provided in § 4 of art. 154 of the Corporate Law.

Art. 59- The Company, shareholders, administrators and members of the Fiscal Council undertake to resolve, through arbitration, before the Market Arbitration Chamber, any dispute or controversies that may arise among them, related to or arising, in particular, from the application, validity, effectiveness, interpretation, violation and effects of the provisions contained in the Brazilian Corporation Law, Law Nº 13,303, of June 30, 2016, in the Company's Bylaws, in the rules issued by the National Monetary Council, Banco Central do Brasil and the Securities and Exchange Commission, as well as in other rules applicable to the operation of the general stock market, in addition to those contained in the Level 2 Regulation, Arbitration Regulation, Participation Agreement and Level 2 Sanctions Regulation.

Sole Paragraph. The provisions of the caput do not apply to disputes or controversies that refer to Petrobras activities based on art. 1 of Law No 9,478, dated August 6, 1997, and complying with the provisions of these Bylaws regarding the public interest that justified the Company's creation, as well as disputes or controversies involving inalienable rights.

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Art. 60- Contracts entered into by Petrobras for the acquisition of goods and services shall be preceded by a bidding procedure, in accordance with the applicable legislation.

Art. 61- The sale of the shareholding control of Petrobras, either through a single operation or through successive operations, may only be contracted under the condition, suspensive or resolving, that the acquirer undertakes, observing the conditions and the terms established in current legislation and in the Level 2 Regulation, make a public offer for the acquisition of the shares of the other shareholders, to assure them equal treatment to that given to the selling controlling shareholder.

§1- The public offering, provided for in the caput of this article, shall also be carried out when there is (i) onerous assignment of subscription rights for shares and other securities or rights related to securities convertible into shares, resulting in the sale of the control of the Company; or (ii) in case of sale of control of a company that holds control of Petrobras, in which case the selling controlling shareholder will be obliged to declare to B3 the amount attributed to Petrobras in said sale and attach documentation proving that value.

§2- Any person who acquires control by virtue of a private share purchase agreement entered into with the controlling shareholder, involving any number of shares, shall be bound to: (i) execute the public offering referred to in the caput of this article, and (ii) to pay, in the following terms, an amount equal to the difference between the price of the public offering and the amount paid per share, months prior to the date of acquisition of control, duly updated up to the date of payment. The said amount shall be distributed among all persons who sold Petrobras shares at the trading sessions in which the buyer made the acquisitions, in proportion to the daily net selling balance of each one, and B3 is responsible for operating the distribution, in compliance with its regulations.

§3- The selling controlling shareholder will only transfer ownership of its shares if the buyer subscribes the Instrument of Consent of the Controlling Shareholders. The Company will only register the transfer of shares to the buyer, or to those who come to hold the power of control, if they subscribe to the Instrument of Consent of the Controllers referred to in Level 2 Regulation.

§4- Petrobras will only register a shareholder’s agreement that provides for the exercise of control power if its signatories subscribe the Instrument of Consent of the Controllers.

Art. 62- In the event of cancellation of Petrobras' public company registration and consequent egress from Level 2, a minimum price must be offered to the shares, corresponding to the economic value determined by a specialized company chosen by the General Meeting, pursuant to the Business Corporation Act, and as provided in art. 40, item XI of these Bylaws.

Sole paragraph. The costs of hiring a specialized company covered by this article will be borne by the controlling shareholder.

Art. 63- In case the Company's egress from Level 2 is deliberated so that the securities issued by it will be admitted to trading outside Level 2, or by virtue of a corporate reorganization operation, in which the company resulting from such reorganization does not has its securities admitted to trading on Level 2 within a period of 120 (one hundred and twenty) days from the date of the general meeting that approved said transaction, the controlling shareholder shall make a public offer for the acquisition of the shares belonging to the other shareholders of the Company, at least, by the respective economic value, to be determined in an appraisal report prepared pursuant to art. 40, item X of these Bylaws, respecting the applicable legal and regulatory rules.

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§1- The controlling shareholder will be exempt from making a public tender offer referred to in the caput of this article if the Company leaves Corporate Governance Level 2 due to the execution of the Company's agreement to participate in the special segment of B3, namely “Novo Mercado” (“New Market"), or if the company resulting from a corporate reorganization obtains authorization to trade securities on the New Market within a period of one hundred and twenty (120) days as of the date of the general shareholders’ meeting that approved said transaction.

Art. 64- In the event that there is no controlling shareholder, in case the Company's egress from Level 2 of Corporate Governance is deliberated so that the securities issued by it will be admitted to trading outside Level 2 of Corporate Governance, or by virtue of a reorganization operation in which the company resulting from such reorganization does not have its securities admitted to trading on Level 2 of Corporate Governance or New Market within a period of 120 (one hundred and twenty) days as of the date of the general meeting that approved said transaction, the egress will be conditional on the realization of a public offering for the acquisition of shares under the same conditions set forth in art. 63 of these Bylaws.

§1- The said general meeting shall define the person (s) responsible for conducting the public tender offer, the person(s) present at the meeting shall expressly assume the obligation to perform the offer.

§2- In the absence of a definition of those responsible for conducting the public offering for the acquisition of shares, in the event of a corporate reorganization operation, in which the company resulting from such reorganization does not have its securities admitted for trading in Level 2 of Corporate Governance, voted in favor of the corporate reorganization to make such offer.

Art. 65- The egress of Petrobras from Level 2 of Corporate Governance due to noncompliance with the obligations contained in the Level 2 Regulation is conditioned to the effectiveness of a public offering for the acquisition of shares, at least by the Economic Value of the shares, to be determined in an appraisal report dealt with in art. 40, item X of these Bylaws, respecting the applicable legal and regulatory rules.

§1- The controlling shareholder shall carry out the public offering for acquisition of shares provided for in the caput of this article.

§2- If there is no controlling shareholder and egress from Level 2 of Corporate Governance referred to in the caput results of a resolution of the general meeting, the shareholders who voted in favor of the resolution that implied the respective noncompliance shall carry out the tender offer in the caput.

§3- If there is no controlling shareholder and the egress of Level 2 of Corporate Governance referred to in the caput occurs due to an act or fact of management, the Company's Managers shall call a general meeting of shareholders whose agenda will be the resolution on how to remedy noncompliance with the obligations contained in the Level 2 Regulation or, if applicable, resolve on the Company's egress from Level 2 of Corporate Governance.

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§4- If the general meeting referred to in §3 above decides for the Company's egress from Level 2 of Corporate Governance, said general meeting shall define the person(s) responsible for conducting the public tender offer provided for in the caput, who, present at the meeting, must expressly assume the obligation to make the offer.

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COMPARATIVE TABLE WITH PROPOSED CHANGES

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PREVIOUS VERSION	PROPOSED VERSION	RATIONALE
Art. 19 – (...) V- Subject to the provisions of applicable law, the Ministry of Economy is guaranteed the right to nominate one member of the Board of Directors.

Art. 19 – (...)

V- Subject to the provisions of applicable law, the ~~Ministry of Economy~~ Ministry of Management and Innovation in Public Services is guaranteed the right to nominate one member of the Board of Directors.

Adjustment to reflect the basic organization of the organs of the Presidency of the Republic and the ministries (Law No. 14,600 of June 19, 2023 37951582) and the linking of indirect federal public administration entities (Decree No. 11,401 of January 23, 2023 37951594), according to Office SEI No. 53804/2023/MF - PGFN.

Art. 44 – (...) §1- Among the members of the Fiscal Council, one (1) will be appointed by the Minister of Finance, as representative of the National Treasury.	Art. 44 – (...) §1- Among the members of the Fiscal Council, one (1) will be appointed by the ~~Minister of Economy~~ Minister of Finance, as representative of the National Treasury.	Adjustment in §1 to reflect the basic organization of the organs of the Presidency of the Republic and the ministries (Law No. 14,600 of June 19, 2023 37951582) and the linking of indirect federal public administration entities (Decree No. 11,401 of January 23, 2023 37951594), according to Office SEI No. 53804/2023/MF - PGFN.

BYLAWS WITH PROPOSED CHANGES
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Chapter I – Nature, Headquarters and Purpose of the Company

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Art. 1º – Petróleo Brasileiro S.A. – Petrobras, hereinafter referred to as “Petrobras” or “Company”, is a mixed capital company, under control of the Federal Government, for an indefinite term, which shall be governed by the rules of private law - in general - and specifically, by the Corporation Law (Law Nº 6,404 of December 15, 1976), by Law Nº 13,303, of June 30, 2016, by Decree Nº 8,945, of December 27, 2016, and by these Bylaws.

§1 – Federal Government control shall be exercised through the ownership and possession of at least 50% (fifty per cent) plus 1 (one) share, of the voting capital of the Company.

§2 – Upon the adherence of Petrobras to B3's Level 2 Corporate Governance special listing segment, the Company, its shareholders, officers and Board of Auditors members became subject to the provisions of Corporate Governance Level 2 Listing Regulation of Brasil Bolsa Balcão - B3 (Level 2 Regulation).

§3 – The provisions of Level 2 Regulation shall prevail over the statutory provisions in such event of loss of rights affecting the beneficiaries of such public offerings included in these Bylaws, except for the provisions of articles 30, §§4 and 5, 40, §§3 and 4, and 58, sole paragraph of these Bylaws.

Art. 2 – Petrobras is based in and subject to the jurisdiction of the city of Rio de Janeiro, State of Rio de Janeiro, whereas it may establish subsidiaries, agencies, branches and offices both in Brazil and abroad.

Art. 3 – The purpose of the Company is the research, extraction, refining, processing, trading, and transport of oil from wells, shale or other rocks, its products, natural gas, and other hydrocarbon fluids, in addition to energy-related activities, whereas it may promote the research, development, production, transport, distribution, and trading of all forms of energy and any other related activities or the like.

§1- The economic activities linked to its business purpose shall be developed by the Company as free competition with other companies according to market conditions, in compliance with the other principles and guidelines of Law Nº 9,478, of August 6, 1997 and Law Nº 10,438, of April 26, 2002.

§2- Petrobras, either directly or through its whole-owned subsidiaries and controlled companies, whether or not associated to a third party, may exercise any of the activities under its business purpose in the Country or outside the national territory.

§3- Petrobras may have its activities, provided in compliance with its corporate purpose, guided by the Federal Government to contribute to the public interest that justified its creation, aiming at meeting the objective of the national energy policy as set forth in article 1, section V, of Law Nº 9,478 of August 6, 1997.

§4- In exercising the attribution referred to in paragraph 3 above, the Federal Government may only guide the Company to assume obligations or responsibilities, including the implementation of investment projects and the assumption of specific operating costs/results, such as those relating to the sale of fuels, as well as any other related activities, under conditions different from those of any other private sector company operating in the same market, when:

I – stipulated by a law or regulation, as well as provided for under a contract, covenant, or adjustment agreed upon with a public entity that is competent to establish such obligation, abiding by the broad publicity of such instruments; and

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II – the cost and revenues thereof have been broken down and disseminated in a transparent manner, including in the accounting plan.

§5- In the event of paragraphs 3 and 4 above, the Investment and the Minority Committees, in their advisory duties to the Board of Directors, will assess and measure, based on the technical-economic evaluation criteria for investment projects, and for specific operating costs/income used by the Company's management, if the obligations and liabilities to be undertaken, are different from those of any other privately-held company operating in the same market.

§6- When directed by the Federal Government to contribute to the public interest, the Company shall only assume such obligations or responsibilities:

I – that abide by such market conditions stipulated in §5 above; or

II – that comply with the provisions of sections I and II of paragraph 4 above, abiding by such criteria set forth in §5 above, and in this case, the Federal Government shall previously compensate the Company for the difference between such market conditions defined in §5 above and the operating result or economic return of the assumed obligation.

§7- The exercise of such attribution referred to in paragraph 3 above shall be the subject of the annual chart subscribed by the members of the Board of Directors, as referred to in article 13, section I, of Decree Nº 8,945, of December 27, 2016.

Chapter II – Capital, Shares and Shareholders

Art. 4 - Share Capital is R$ 205,431,960,490.52 (two hundred five billion, four hundred thirty- one million, nine hundred sixty thousand, four hundred ninety reais and fifty-two cents), divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred thirty) shares without nominal value, 7,442,454,142 (seven billion, four hundred forty-two million, four hundred fifty-four thousand, one hundred forty-two) of which are common shares and 5,602,042,788 (five billion, six hundred two million, forty-two thousand, seven hundred eighty-eight) of which are preferred shares.

§1- Capital increases through the issuance of shares shall be submitted in advance to the decision of the General Meeting.

§2- The Company, by resolution of the Board of Directors, may acquire its own shares to be held as treasury stock, for cancellation or subsequent sale, up to the amount of the balance of profit and reserves available, except for the legal balance, without reduction of capital stock, pursuant to the legislation in force.

§3- Capital stock may be increased with the issuance of preferred shares, without maintaining the ratio to common shares, in compliance with the legal limit of two-thirds of the capital stock and the preemptive right of all shareholders.

§4- The controlling shareholder shall implement such measures designed to keep outstanding a minimum of 25% (twenty five percent) of the shares issued by the Company.

Art. 5 - Company shares shall be common shares, with the right to vote, and preferred shares, the latter always without the right to vote.

§1- Preferred shares shall be non-convertible into common shares and vice versa.

§2- Preferred shares shall have priority in the event of repayment of capital and the receipt of dividends, of at least 5% (five per cent) as calculated on the part of the capital represented by this kind of shares, or 3% (three percent) of the net equity value of the share, whichever the greater, participating on equal terms with common shares in capital increases arising from the capitalization of reserves and profits.

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§3- Preferred shares shall non-cumulatively participate in equal conditions with common shares in the distribution of dividends, when in excess to the minimum percentage they are afforded under the preceding paragraph.

§4 - Preferred shares shall be entitled to be included in a public offering for the sale of equity shares as a result of the sale of Company control at the same price and under the same conditions offered to the selling controlling shareholder.

Art. 6 - The payment of shares shall conform to the standards established by the General Assembly. In the event of late payment of the shareholder, and irrespective of challenges, the Company may promote the execution or determine the sale of shares, on account and risk of said shareholder.

Art. 7 - All Company shares shall be book-entry shares and shall be maintained in the name of their holders, in a deposit account at a financial institution authorized by the Securities and Exchange Commission of Brazil - CVM, without issue of certificate.

Art. 8 - Shareholders shall be entitled at each financial year to dividends and/or interest on own capital, which may not be lower than 25% (twenty-five per cent) of adjusted net income, pursuant to the Brazilian Corporate Act, prorated by the shares to which the capital of the Company is to be divided.

Art. 9 - Unless the General Meeting decides otherwise, the Company shall make the payment of dividends and interest on own capital due to the shareholders within 60 (sixty) days from the date on which they are declared, and in any event within the corresponding accounting period, observing the relevant legal standards.

Sole paragraph. The Company may, by resolution of its Board of Directors, advance values to its shareholders as dividends or interest on own capital, whereas such advances shall be adjusted at the SELIC rate from the date of actual payment to the end of the respective fiscal period, pursuant to art. 204 of the Corporate Law.

Art. 10- Dividends not claimed by shareholders within 3 (three) years from the date on which they have been made available to shareholders shall expire in favor of the Company.

Art. 11- The values of dividends and interest as payment on own capital due to the National Treasury and other shareholders shall be subject to financial charges equivalent to the SELIC rate from the end of the fiscal period until the actual day of payment, notwithstanding the applicability of default interest when such payment does not occur on the date fixed by the General Assembly.

Art. 12- In addition to the Federal Government, as controlling shareholder of the Company, shareholders may be individuals or legal entities, both Brazilian or foreign, whether or not resident in the country.

Art. 13- Shareholders may be represented at General Meetings in the manner provided for in art. 126 of the Corporate Law, showing, in the act, or depositing, in advance, the receipt issued by the depositary financial institution, along with the document of identification or power of attorney with special powers. The Company may require the shareholder who intends to participate at a distance through the electronic system to deposit the documents mentioned in the notice of meeting no later than two (2) days before the date of the meeting, except in the event that the law or regulation establishes a different deadline.

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§1- The representation of the Federal Government at General Meetings of the Company shall occur in accordance with the specific federal legislation.

§2- At the General Shareholders Meeting which decides on the election of Board of Directors members, the right to vote of preferred shareholders is subject to the satisfaction of the condition defined in §6 of the art. 141 of the Corporate Law, of proven uninterrupted ownership of equity during the period of 3 (three) months, at least, immediately prior to the staging of the Meeting.

Chapter III – Wholly-Owned Subsidiaries, Controlled Companies, and Affiliates

Art. 14- For the strict fulfillment of activities linked to its purpose, Petrobras may, pursuant to the authorization conferred by Law Nº 9,478, of August 6, 1997, constitute, and, pursuant to the legislation in force, extinguish wholly-owned subsidiaries, companies whose business purpose is to participate in other companies, pursuant to art. 8, § 2 of Decree Nº 8,945, of December 27, 2016, as well as join other companies, either as majority or minority shareholder.

Art. 15- In observance of the provisions of Law Nº 9,478, of August 6, 1997, Petrobras and its wholly-owned subsidiaries, controlled companies, and affiliates may acquire shares or quotas in other companies, participate in special-purpose companies, as well as join Brazilian and foreign companies, and form with them consortia, whether or not as the leading company, aiming to expand activities, gather technologies and expand investment applied to activities linked to its purpose.

Art. 16- The governance rules of Petrobras, as well as common corporate rules established by Petrobras, through technical, administrative, accounting, financial and legal guidance, apply entirely to its wholly-owned and controlled subsidiaries and, as far as possible, to the affiliates, taking into account the resolutions of the management bodies of each company,

and the strategic planning approved by the Petrobras’ Board of Directors.

Sole paragraph. Any appointments to an officer position or Board of Auditors member that are incumbent on the Company in its subsidiaries, controlled and affiliated companies, even if such appointment results of a nomination by the Federal Government under the current legislation, shall fully comply with such requirements and prohibitions imposed by the Corporation Law, as well as those provided for in arts. 21, §§1, 2 and 3 and 43 and paragraphs thereof of these Bylaws, Law Nº 13,303 of June 30, 2016, and Decree Nº 8,945 of December 27, 2016.

Chapter IV - Company Administration

Section I - Board Members and Executive Officers

Art. 17 – Petrobras shall be run by a Board of Directors, with deliberative functions, and an Executive Board.

Sole Paragraph. Pursuant to the legal rules related to indirect public administration, the managers must guide the Company's operations in compliance with the principles and best practices adopted and developed by national and international institutions and forums that are reference in corporate governance.

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Art.18 – The Board of Directors shall be composed of at least 7 (seven) and at most 11 (eleven) members, whereas the General Shareholders Meeting shall appoint among them the Chair of the Board, all of whom with a unified term of office that may not be greater than 2 (two) years, whereas reelection is permitted.

§1– Once the unified management term of its members is respected, the composition of the Board of Directors shall be alternated in order to allow constant renewal of the body, without compromising history and experience regarding the Company’s business, subject to the following rules:

I – The Company’s president, as well as members elected by the minority shareholders, the preferred shareholders and the employees shall not participate in the rotation;

II – 20% (twenty percent) of the remaining board members shall be renewed every 4 (four) years. If this results in a fractional number of members, it will be rounded to the next higher integer.

§2 – In the case of vacancy in the post of CEO of the Board, the substitute shall be elected at the first ordinary meeting of the Board of Directors until the next General Assembly.

§3 – The member of the Board of Directors appointed pursuant to the caput of this article may be reelected up to three (3) consecutive times.

§4 – In the case of a member of the Board of Directors elected by the employees, the limit for reelection shall comply with current laws and regulations.

§5– The Board of Directors shall be formed by at least 40% (forty percent) independent members, considered therein the member elected by employees, whereas the independence criteria shall comply pursuant to article 22, §1, of Law Nº 13,303 of June 30, 2016, of article 36,

§1 of Decree Nº 8,945, of December 27, 2016 and of Level 2's Regulation, abiding by the more stringent criterion in case of divergence between the rules.

§6 – The Board of Directors shall be composed of external members only, without any current statutory or employment ties with the Company, except for the member designated as the Company's CEO and the member elected by the employees.

§7 – The members of the Board of Directors to be nominated by the Federal government to meet the minimum number of independents set forth in §5 of this article will be selected in a triple list drawn up by a specialized company with proven experience, not being allowed to interfere in the indication of this list, which will be the sole responsibility of the specialized company.

§8 – Such functions as Chairman of the Board of Directors and Chief Executive shall not be held by the same individual.

§9– The qualification as Independent Board Member shall be expressly declared in the minutes of the general meeting that elects them.

§10– When, as a result of compliance with the percentage referred to in subsection §5 of this article, fractional number of members results, rounding to the next higher integer.

§11– The reelection of the Board of Directors member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited.

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§12– Once the upper period of reelection is reached, the return of the Board of Directors member to the Company may only occur after the expiry of a period equivalent to 1 (one) term of office.

Art. 19- In the process of electing members of the Board of Directors by the General Shareholders Meeting, the following rules shall be followed:

I- Minority shareholders are entitled to elect 1 (one) Board member, if a greater number does not correspond to them through the multiple vote process;

II- Holders of preferred shares jointly representing at least ten percent (10%) of the share capital, except the controlling shareholder, are ensured the right to elect and remove one (1) member of the Board of Directors by a separate vote in the General Shareholders’ Meeting;

III- Whenever, cumulatively, the election of the Board of Directors occurs by multiple voting system, and common or preferred shareholders exercise the right to elect Board members, the Federal Government shall be ensured the right to elect Board members in equal number to those elected by the remaining shareholders and by employees, plus 1 (one), irrespective of the number of Board members set out in art. 18 of this Statute;

IV- Employees shall be entitled to nominate one (1) member of the Board of Directors in a separate vote, by direct vote of their peers, according to paragraph 1 of art. 2 of Law Nº 12,353 of December;

V- Subject to the provisions of applicable law, the Ministry of Management and Innovation in Public Services is guaranteed the right to nominate one member of the Board of Directors.

Art. 20- The Executive Board shall include one (1) CEO, chosen by the Board of Directors from among its members, and up to eight (8) Executive Officers, elected by the Board of Directors, among natural persons residing in the Country, with a unified term of office that cannot exceed two (2) years, with a maximum of three (3) consecutive reelections allowed, and they can be dismissed at any time.

§1- The Board of Directors shall observe, in the selection and election of Executive Board members, their professional capacity, notorious knowledge and expertise in their respective areas of contact in which such officers shall act, in compliance to the Basic Plan of Organization.

§2 - Executive Board members shall exercise their posts in a regime of full time and exclusive dedication to the service of Petrobras, nevertheless, it is permitted, after justification and approval by the Board of Directors, the concomitant exercise of officer posts at wholly-owned subsidiaries, controlled companies or affiliates of the Company and, exceptionally, at the Board of Directors of other companies.

§3- Executive Board members, in addition to the requirements of Board of Directors members, pursuant to art. 21 below, shall meet the requirement of 10 (ten) years of experience in leadership, preferably, in the business or in a related area, as specified in the Nomination Policy of the Company.

§4 - The reelection of the Executive Board member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited.

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§5 - Once the upper period of reelection is reached, the return of the Executive Officer to the Petrobras may only occur after the expiry of a period equivalent to 1 (one) term of office.

Art. 21- The investiture in any administration position in the Company shall abide by such conditions set forth by article 147 and complemented by those provided for in article 162 of the Corporate Law, as well as those set forth in the Nomination Policy, Law Nº 13,303 of June 30, 2016 and Decree Nº 8,945 of December 27, 2016. For the investiture, the Company will consider the hypotheses of material conflict and, in the case of formal conflict of interests, only those expressly provided for by law.

§1- For purposes of compliance with legal requirements and prohibitions, the Company shall furthermore consider the following conditions for the characterization of irreproachable reputation of the nominee to the post of administration, which shall be detailed in the Nomination Policy:

I- not be the defendant in legal or administrative proceedings with an unfavorable ruling to the nominee by appellate courts, observing the activity to be performed;

II- not have commercial or financial pending issues which have been the object of protest or inclusion in official registers of defaulters, whereas clarification to the Company on such facts is possible;

III- demonstrate the diligence adopted in the resolution of notes indicated in reports of internal or external control bodies in processes and/or activities under their management, when applicable;

IV- not have serious fault related to breach of the Code of Ethical Conduct, Compliance Program or other internal rules, when applicable;

V- not have been included in the system of disciplinary consequence in the context of any subsidiary, controlled or affiliated company of Petrobras, nor have been subject to labor or administrative penalty in another legal entity of public or private law in the last 3 (three) years as a result of internal investigation, when applicable.

§2- The nominee shall not accumulate more than 2 (two) paid positions on boards of directors or fiscal councils in the Company or any subsidiary, controlled or affiliated company of Petrobras.

§3- The legal and integrity requirements must be reviewed by the People Committee within eight (8) business days as of the date the information is submitted by the candidate or by whom he/she is appointed, and may be extended by eight (8) business days upon request of the Committee. If there is an objectively proven reason, the review period may be suspended by a formal decision of the Committee.

§4- The investiture in officer posts of persons with ascendants, descendants or collateral relatives in positions on the Board of Directors, the Executive Board or the Fiscal Council of the Company shall be prohibited.

§5- The investiture of employees' representatives on the Board of Directors shall be subject to such requirements and impediments set forth in the Brazilian Corporate Law, Law Nº 13,303, dated June 30, 2016, in Decree Nº 8,945, dated December 27, 2016, in the Nomination Policy and in paragraph 1 of this article.

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§6- The People Committee may request the person appointed to the position to attend an interview to clarify the requirements of this article, and acceptance of the invitation will be subject to the appointed person’s will.

Art. 22- The members of the Board of Directors and Executive Board shall be invested in their positions upon signing the statements of inauguration in the book of minutes of the Board of Directors and the Executive Board, respectively.

§1- The term of investiture shall include, under penalty of nullity: (i) the indication of at least

1 (one) domicile in which the administrator will receive summons and subpoenas in administrative and judicial proceedings related to such acts during his/her term in office, which shall be considered fulfilled by delivery at such indicated address, which can only be changed by means of written communication to the Company; (ii) adherence to the Instrument of Agreement of the Administrators pursuant to the provisions of Level 2's Regulation, as well as compliance with applicable legal requirements, and (iii) consent to the terms of the arbitration clause dealt with in article 59 of these Bylaws and other terms established by law and by the Company.

§2- the inauguration of a board member resident or domiciled abroad shall be subject to the engagement of a representative resident in the country, with powers to receive summons and subpoenas in lawsuits against said member that are filed based on corporate law and in administrative proceedings brought by the Brazilian Securities and Exchange Commission, upon a power of attorney with a period of validity to extend for at least 3 (three) years after the expiration of the term of office of said member.

§3- Prior to inauguration, annually and when leaving office, the members of the Board of Directors and the Executive Board shall submit a statement of assets, in accordance with current legislation which.

§4 - In the case of Executive Officers and the Board of Directors, the asset and income annual declaration, as well as the conflict of interest statement, will also be submitted to the Public Ethics Committee of the Presidency of the Republic – CEP/PR, in accordance with current legislation.

Art. 23- The members of the Board of Directors and of the Executive Board shall be accountable, pursuant to article 158, of the Corporate Law severally and jointly, for such acts they perform and for such losses resulting therefrom for the Company, and they shall not be allowed to participate in such decisions on operations involving other companies in which they hold any interest, or have held administration positions in a period immediately prior to the investiture in the Company.

§1 - The prohibition to participate in deliberations shall not apply:

I- in the case of direct and indirect shareholdings, not relevant, under the terms of the regulation of the Brazilian Securities and Exchange Commission, in publicly-held corporations that do not have the potential to generate a conflict of interest with Petrobras, or;

II- in the case of managers who act in the management of other companies by indication of the Company.

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§2- At meetings of the collegiate bodies, before or during resolutions, members who are in conflict with the matter under discussion must report their conflicts of interest or private interests and withdraw from the meeting. If they fail to do so, any other person may report the conflict, if he/she is aware of it, and the collegiate body must record the conflict in the minutes and resolve on it as per its Internal Regulations and the applicable legislation.

§3- The Company shall ensure the defense in legal and administrative proceedings to its administrators, both present and past, in addition to maintain permanent insurance contract in favor of such administrators, to protect them of liabilities for acts arising from the exercise of the office or function, covering the entire exercise of their respective terms of office, damages arising from unlawful acts of willful misconduct or gross negligence, subject to the provisions of the Company's internal regulations and the respective insurance policy, are excluded from the coverage of said insurance.

§4- The guarantee referred to in the previous paragraph extends to the members of the Fiscal Council, as well as to all employees and agents who legally act by delegation of administrators of the Company.

§5 - The limits and form of defense in legal and administrative proceedings will be established in the Indemnity Commitment Application and Governance Policy, approved by the Board of Directors.

§6 - The Company may also enter into indemnity agreements with the members of the Board of Directors, Fiscal Council, Executive Board, committees and all other employees and representatives legally acting by delegation of the Company's managers, in order to cope to certain expenses related to arbitration, judicial or administrative proceedings involving acts committed in the exercise of their duties or powers, from the date of their possession or the beginning of the contractual relationship with the Company.

§7 - Indemnity contracts shall not cover:

I- acts practiced outside the exercise of the attributions or powers of its signatories;

II- acts with bad faith, deceit, serious guilt or fraud;

III - acts committed in their own interest or of third parties, to the detriment of the Company's corporate interest;

IV- indemnities arising from social action provided for in Article 159 of Law Nº 6,404/76 or compensation for damages referred to in art. 11, paragraph 5, II of Law Nº 6,385, of December 7, 1976; or

V- other cases provided for in the indemnity agreement.

§8 - The indemnity agreement shall be properly disclosed and provide, inter alia:

I- the limit value of the coverage offered;

II- the term of coverage; and

III- the decision-making procedure regarding the payment of the coverage, which shall guarantee the independence of the decisions and ensure that they are taken in the interest of the Company.

§9 - The beneficiary of the indemnity agreement shall be obliged to return to the Company the amounts advanced in cases in which, after an irreversible final decision, it is proved that the act performed by the beneficiary is not subject to indemnification, under the terms of the indemnity agreement.

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Art. 24- The member who fails to participate in 3 (three) consecutive ordinary meetings, without good reason or leave granted by the Board of Directors, shall lose office.

Art. 25- In case of vacancy of the position of Board Member, the substitute shall be elected by the remaining Members and shall serve until the first General Meeting, as provided for in article 150 of the Corporate Law.

§1- The member of the Board of Directors or Executive Board who is elected in replacement, shall complete the term of office of the replaced member and, at the end of the term of office, shall remain in office until the investiture of the successor.

§2- If the board member who represents the employees does not complete the term of office, there must be a new election process in accordance with the law.

§3- In the event referred to in § 2 above, the substitute member shall complete the term of office of the replaced member.

§4- In the event of vacancy in the positions of the directors elected by the minority shareholders holding common or preferred shares, the Board of Directors shall call a General Meeting to elect a substitute within 60 (sixty) days from the effective vacancy of the position.

Art. 26- The Company shall be represented both in and out of courts, individually, by its CEO or by at least 2 (two) Executive Officers together, whereas it may appoint attorneys or representatives.

Art. 27- The CEO and Executive Directors may not be absent from office, annually, for more than 30 (thirty) days, whether or not consecutive, without leave of absence or authorization of the Board of Directors.

§1- The CEO and Executive Directors shall be entitled, annually, to 30 (thirty) days of paid license, whereas the payment in double of the remuneration for the license not enjoyed in the previous year shall be prohibited.

§2- The CEO’s paid leave will be authorized by the Board of Executive Officers, and the CEO will authorize the paid leave of the other members of the Board of Executive Officers.

§3- The CEO shall appoint, from among the Executive Officers, his possible substitute.

§4- In case of vacancy of the position of CEO, the Chairman of the Board of Directors shall appoint the substitute from among the other members of the Executive Board until the election of the new CEO in compliance with art 20 of these Bylaws.

§5- In the event of vacancy of any member of the Board of Executive Officers, the CEO will appoint a replacement from within the Board of Executive Officers, until the election of the new Executive Director pursuant to art. 20 of these Bylaws.

§6- In case of absence or impediment of an Executive Officer, such an officer’s duties shall be assumed by a substitute chosen by the said officer, among the other members of the Executive Board or one of their direct subordinates, the latter for up to a maximum period of 30 (thirty) days.

§7- In case the indication is made to a subordinate, subject to approval of the CEO, said substitute shall participate in all the routine activities of an Executive Officer, including the presence at meetings of Officers, to inform matter in the contact area of the respective Executive Officer, without, however, exercising the right to vote.

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Art. 28- After the end of the term in office, the former members of the Executive Board, the Board of Directors and its statutory advisory committees, as well as the Fiscal Council shall be impeded over a period of 6 (six) months counted from the end of their term in office, if a longer term is not set up in the regulations, from:

I- accepting administrator or fiscal council posts, exercising activities, or providing any service to competitors of the Company;

II- accepting a position as administrator or fiscal council member, or establishing any professional relationship with any individual or legal entity with whom they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulations; and

III- sponsoring, either directly or indirectly, any interest of any individual or legal entity, before any agency or entity of the Federal Public Administration with which they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulatory standards.

§1- The period referred to in the caption of this article includes any periods of paid annual leave not enjoyed.

§2- During the period of the impediment, the former members of the Executive Board, the Board of Directors and the Fiscal Council shall be entitled to remuneration allowance equivalent only to the monthly fee of the post they occupied, subject to the provisions of paragraph 6 of this article.

§3- The former members of the Executive Board, the Board of Directors and the Fiscal Council who choose to return before the end of the impediment period, to the performance of the actual of higher post or position, which, prior to their appointment, was occupied in public or private administration, shall not be entitled to remuneration allowance.

§4- Failure to comply with such 6 (six) months impediment shall imply, in addition to the loss of compensatory remuneration, the refund of any amount already received in this title plus the payment of a 20% (twenty percent) fine on the total compensatory remuneration that would be due in the period, without detriment to the reimbursement of losses and damages that may be caused.

§5- The former member of the Executive Board, of the Board of Directors and the Fiscal Council shall cease to be paid such compensatory remuneration, without detriment to other applicable sanctions and restitution of amounts already received, who:

I- incurs any of the assumptions that make up a conflict of interest as referred to in article 5 of Law Nº 12,813 of Thursday, May 16, 2013;

II- is judicially convicted, final and unappealable sentence, of crimes against the public administration;

III- is judicially convicted, final and unappealable sentence, of administrative impropriety; or

IV- undergoes retirement annulment, dismissal or conversion of exemption in dismissal of the position of trust.

§6- The beginning of the payment of compensatory remuneration is conditioned to the characterization of the conflict of interest and the impediment to the exercise of professional activity and shall be preceded by formal manifestation on the characterization of conflict by the competent authority, in accordance with current legislation and internal regulations.

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Section II – Board of Directors

Art. 29 - The Board of Directors is the higher body of guidance and management of Petrobras, and is responsible for:

I- setting the general guidance of the business of the Company, defining its mission, strategic objectives and guidelines;

II- approving, on the proposal of the Executive Board, the strategic plan, the respective multi- annual plans, as well as annual plans and programs of expenditure and investment, promoting annual analysis regarding the fulfillment of goals and results in the execution of said plans, whereas it shall publish its conclusions and report them to the National Congress and the Federal Court of Accounts;

III- inspecting the administration by the Executive Board and its members, and set their duties, by examining, at any time, the books and records of the Company;

IV- evaluating, annually, the individual and collective performance results of officers and members of Board Committees, with the methodological and procedural support of the People Committee, in compliance with the following minimum requirements: a) exposure of the acts of management practiced regarding the lawfulness and effectiveness of managerial and administrative action; b) contribution to the result of the period; and c) achievement of the objectives set out in the business plan and satisfaction to the long-term strategy referred to in art. 37, § 1 of Decree Nº 8,945, of December 27, 2016;

V- annually evaluate and disclose who are the independent directors, as well as indicate and justify any circumstances that may compromise their independence;

VI- approve the above value for which the acts, contracts or operations, although the powers of the Executive Board or its members, must be submitted to the approval of the Board of Directors;

VII- deliberating on the issue of simple, unsecured debentures non-convertible into shares;

VIII- setting the overall policies of the Company, including strategic commercial, financial, risk, investment, environment, information disclosure, dividend distribution, transactions with related parties, spokespersons, human resources, and minority shareholders management policies, in compliance with the provisions set forth in art. 9, § 1 of Decree Nº 8,945, of December 27, 2016;

IX- approving the transfer of ownership of Company assets, including concession contracts and permits for oil refining, natural gas processing, transport, import and export of crude oil, its derivates and natural gas, whereas it may set limits in terms of value for the practice of these acts by the Executive Board or its members, except in the case provided for in article 40, item XIII, of these Bylaws;

X- approving the Electoral Rules for selecting the member of the Board of Directors elected by employees;

XI- approving the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees;

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XII- approving the Nomination Policy that contains the minimum requirements for the nomination of members of the Board of Directors and its Committees, the Fiscal Council and the Executive Board, to be widely available to shareholders and the market, within the limits of applicable legislation;

XIII- approving and disclosing the Annual Chart and Corporate Governance Chart, as provided for in Law Nº 13,303, of June 30, 2016;

XIV- implementing, either directly or through other bodies of the Company, and overseeing the risk management and internal control systems established for the prevention and mitigation of major risks, including risks related to the integrity of financial and accounting information and those related to the occurrence of corruption and fraud;

XV- formally making statements in such public offering for the sale of equity shares issued by the Company;

XVI- setting a triple list of companies specializing in economic evaluation of companies for the preparation of the appraisal report of Company's shares, in the cases of public offering for cancellation of registration as a publicly-held company or for quitting from Corporate Governance Level 2.

§1- The fixing of human resources policy referred to in item VIII may not count with the participation of the Board Member representing employees, if the discussions and deliberations on the agenda involve matters of trade union relations, remuneration, benefits and advantages, including matters of supplementary pensions and healthcare, cases in which conflict of interest is configured.

§2- Whenever the Nomination Policy intends to impose additional requirements to those included in the applicable legislation to Board of Directors and Fiscal Council members, such requirements shall be forwarded for decision of shareholders in a General Meeting.

§3- Such formal statement, either favorable or contrary, dealt with in section XIV shall be made by means of a prior informed opinion, disclosed within 15 (fifteen) days of the publication of such public offer announcement, addressing at least: (i) the convenience and the opportunity of such public offering of shares regarding the interest of all shareholders and in relation to the liquidity of such securities held by them; (ii) the repercussions of such public offer of sale of equity shares on Petrobras interests; (iii) such strategic plans disclosed by the offeror in relation to Petrobras; (iv) such other points that the Board of Directors deems pertinent, as well as any information required by such applicable rules issued by CVM.

Art. 30- The Board of Directors shall further decide on the following matters:

I- the duties of each member of the Executive Board which shall be in the Basic Organization Plan, to be disclosed by the Company on its website;

II- nomination and dismissal of the holders of the general structure of the Company directly linked to the Board of Directors, as defined on Basic Organization Plan, based on the criteria set forth by the Board of Directors itself;

III- authorization for the acquisition of shares issued by the Company to be held in treasury or for cancellation, as well as subsequent disposal of these actions, except in cases of competence of the General Meeting, pursuant to legal, regulatory and statutory provisions;

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IV- exchange of securities it has issued;

V- election and dismissal of the members of the Executive Board;

VI- constitution of wholly-owned subsidiaries or affiliated companies, the transfer or termination of such participation, as well as the acquisition of shares or quotas other companies;

VII- convocation of the General Shareholders Meeting, in the cases provided for by law, by publishing the notice of convocation at least 21 (twenty-one) days in advance;

VIII- Code of Ethical Conduct, Code of Best Practices and Internal Rules of the Board of Directors;

IX- Policy and Corporate Governance Guidelines of Petrobras;

X- selection and dismissal of independent auditors, which may not provide consulting services to the Company during the term of the contract;

XI- administration and accounts report of the Executive Board;

XII- selection of Board Committee members from among its members and/or from among persons in the market of notorious experience and technical capacity in relation to the expertise of the respective Committee, and approval of the duties and rules of operation of the Committees;

XIII- matters that, by virtue of a legal provision or by determination of the General Meeting, depend on its deliberation;

XIV- integrity and compliance criteria, as well as the other pertinent criteria and requirements applicable to the election of the members of holders of the general structure appointment of the Executive Managers, who shall meet, as a minimum, those set forth in art. 21, paragraphs 1 and 2 of these Bylaws;

XV- the indemnity agreement to be signed by the Company and the procedures that guarantee the independence of the decisions, as defined in art. 23, paragraphs 3 to 6 of these Bylaws;

XVI- sale of the share capital control of wholly owned subsidiaries of the Company;

XVII - the consolidated annual report on the cost of health care benefits under the self- management modality, with the minimum content established by article 3 of Resolution CGPAR No 36 of 2022;

XVIII- omissive cases of these Bylaws.

§1- The Board of Directors will have 6 (six) Advisory Committees, with specific duties of analysis and recommendation on certain matters, directly linked to the Board: Investment Committee; Audit Committee; Audit Committee of the Petrobras Conglomerate of Companies; Committee on Health, Safety and Environmental Committee; People and Minority Committees.

I- The opinions of the Committees are not a necessary condition for submitting matters to the examination and deliberation of the Board of Directors, except for the hypothesis provided for in paragraph 4 of this article, when the opinion of the Minority Committee shall be mandatory;

II- Committee members may participate as guests of all meetings of the Board of Directors;

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III- Committees members and operation rules shall be governed by regulations to be approved by the Board of Directors. Participation - whether as a member or as a permanent guest of these committees - of the Company's CEO, Executive Officers and employees, is prohibited, except, in the latter case, the Board Member elected by the employees and the senior managers of the organizational units directly linked to the Board of Directors.

IV- The Board Member elected by the Company's employees cannot participate in the Audit Committee, in the Audit Committee of the Petrobras Conglomerate and People Committee.

§2- The People Committee shall have the attributions provided for in articles 21 to 23 of Decree Nº 8,945, of December 27, 2016, as well as to analyze the integrity requirements set forth in art. 21 of these Bylaws for the investiture in the position of management and fiscal council or of the Company.

§3- Whenever there is a need to evaluate operations with the Government, its municipalities and foundations and federal state enterprises, provided it is outside the normal course of business of the Company, and that it is within the purview of the Board of Directors' approval, the Minority Committee shall render prior advice, issuing its opinion on the intended transaction.

§4- To allow the representation of the preferred shareholders, the Minority Committee will also carry out the previous advisory to the shareholders, issuing its opinion on the following transactions, in a meeting that must necessarily count on the participation of the board member elected by the preferred shareholders. that the opinion of the Committee shall be included in full, including the full content of the divergent statements, of the Assembly Manual that is convened to deliberate on:

I- transformation, incorporation, merger or spin-off of the Company;

II- approval of contracts between the Company and the controlling shareholder, directly or through third parties, as well as other companies in which the controlling shareholder has an interest, whenever, by legal or statutory provision, they are deliberated at a General Meeting;

III- valuation of assets intended to the payment of capital increase of the Company;

IV- choice of specialized institution or company to determine the Company's economic value, pursuant to Article 40, X of these Bylaws; and

V- alteration or revocation of statutory provisions that modify or alter any of the requirements set forth in item 4.1 of the Level 2 Regulation, while the Contract of Participation is in force in Level 2 of Corporate Governance.

§5- If the final decision of the Board of Directors differs from the Minority Committee's opinion indicated in the previous paragraph, the Board's manifestation, including all the dissenting statements, should also be included in the Assembly Manual that is called to deliberate on the operations, to better instruct the shareholders' vote.

§6- The aforementioned Minority Committee will be formed by 2 (two) members of the Board of Directors pointed out by minority common shareholders and preferred shareholders, as well as 1 (one) third independent member, according to Regulation Article 18, §5 of these Bylaws, chosen by the other members of the Committee, which shall or not be a member of the Board of Directors.

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§7- The Audit Committee will be made up of members of the Board of Directors and external members, who will meet the requirements and impediments provided for in the Brazilian

Corporation Law, Law No 13,303, of June 30, 2016, Decree No 8,945, of December 27, 2016, the Nomination Policy and paragraph 1 of art. 21 of these Bylaws.

§8 - The Code of Ethics and Conduct will be prepared and disclosed in accordance with Law No. 13,303, of June 30, 2016, and Decree No. 8,945 of December 27, 2016.

§9 - The Company will have Internal Audit and Ombudsman areas, whose hiring process will be established by the Board of Directors, with the assistance of the People Committee.

§10 - The Board of Directors will be responsible for monitoring, at least every six months, the implementation of any corrective measures approved within the scope of the report prepared by the Board of Executive Officers, pursuant to item XVII above, and should it conclude that such measures are insufficient or unenforceable, it will set a deadline for adjustments and new submission.

Art. 31- The Board of Directors may determine the performance of inspections, audits or statements of accounts in the Company, as well as the hiring of experts or external auditors, to better instruct the matters subject to its deliberation.

Art. 32 - The Board of Directors shall meet with the presence of the majority of its members, convened by its Chairman or a majority of the Members, ordinarily, at least every month, and extraordinarily whenever necessary.

§1- It is hereby provided, if necessary, the participation of Members at the meeting by telephone, videoconferencing, or other means of communication that can ensure effective participation and the authenticity of their vote. In such a case, the Board Member shall be considered present at the meeting, and their vote shall be considered valid for all legal effects and incorporated in the minutes of said meeting.

§2- The materials submitted to evaluation by the Board of Directors shall be appraised with the decision of the Executive Board, the manifestations of the technical area or competent Committee, and furthermore the legal opinion, when necessary for the examination of the matter.

§3- The Chairman of the Board may, on their own initiative or at the request of any Board Member, summon members of the Executive Board of the Company to attend meetings and provide clarifications or information on matters under consideration.

§4- The deliberations of the Board of Directors shall be taken by majority vote of the attending members and shall be recorded in the specific book of Minutes.

§5- The operations provided for in §§ 3 and 4 of art. 30 of these Bylaws, shall be approved by the vote of 2/3 (two thirds) of the Directors present.

§6- In the event of a tie, the Chairman of the Board shall have the casting vote.

Section III - Executive Board

Art. 33- The Executive Board and its members shall be responsible for exercising the management of the Company business, pursuant to the mission, objectives, strategies and guidelines set forth by the Board of Directors.

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§1- The Executive Director of Governance and Compliance is assured, in the exercise of its duties, the possibility of reporting directly to the Board of Directors in the hypotheses of art. 9, paragraph 4 of Law 13303, of June 30, 2016.

§2- The Board of Directors may delegate powers to the Executive Board, except for those expressly provided for in corporate law and in compliance to the levels of authority established in such delegations.

Art. 34- The Executive Board shall be responsible for:

I- Evaluating, approving and submitting to the approval of the Board of Directors:

a)       the bases and guidelines for the preparation of the strategic plan, as well as the annual and multi-annual plans;

b)       the strategic plan, the corresponding multi-annual plans, as well as annual plans and programs of expenditure and investment of the Company with the respective projects;

c)       the budgets of expenditures and investment of the Company;

d)       the performance result of the Company's activities.

e)       the indication of the holders of the general structure of the Company, based on the criteria established by the Board of Directors.

f)       the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees.

II- approving:

a)       the technical and economical evaluation criteria for investment projects, with the corresponding plans for delegation of responsibility for their execution and implementation;

b)       the criteria for the economic exploitation of production areas and minimum coefficient of oil and gas reserves, pursuant to the specific legislation;

c)       the pricing policy and basic price structures of the Company's products;

d)       the charts of accounts, basic criteria for determination of results, amortization and depreciation of capital invested, and changes in accounting practices;

e)       the corporate manuals and standards of governance, accounting, finance, personnel management, procurement and execution of works and services, supply and sale of materials and equipment, operation and other corporate rules necessary for the guidance of the operation of the Company;

f)       the rules for the assignment of use, rental or lease of fixed assets owned by the Company;

g)       changes in the Company's organizational structure, according to the competencies established in Basic Organization Plan, as well as create, transform or extinguish Operating Units, agencies, branches, branches and offices in Brazil and abroad;

h)       the creation and extinction of non-statutory Committees, linked to the Executive Board or its members, approving the corresponding rules of operation, duties and levels of authority for action;

i)       the value above which the acts, contracts or operations, although of competence of the CEO or the Executive Officers, shall be submitted for approval of the Executive Board, in compliance with the level of authority defined by the Board of Directors;

j)       the annual plan of insurance of the Company;

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l)       conventions or collective labor agreements, as well as the proposition of collective labor agreements;

m)       the provision of real or fiduciary guarantees, observing the pertinent legal and contractual provisions.

III- ensuring the implementation of the Strategic Plan and the multi-annual plans and annual programs of expenditure and investment of the Company with the respective projects, in compliance with the budget limits approved;

IV- deliberating on trademarks and patents, names and insignia;

V- appointment and removal from office of the holders of the general structure of the Company directly linked to the Executive Board, as defined in the Basic Organization Plan, based on the criteria established by the Board of Directors.

VI- submitting to the Fiscal Council, the Board of Directors and the Statutory Audit Committee, by June 30 of each year, a consolidated report, of the previous year, on the cost of health care benefits under the self-management modality, with the minimum content established by article 3 of CGPAR Resolution No 36, of 2022, which will also include corrective measures proposals with deadlines for implementation and the respective people in charge, if necessary.

Art. 35 - Having matters within its competence the Executive Board shall meet with most of its members, including the CEO or his/her substitute, and, extraordinarily by convening the CEO or 2/3 (two-thirds) of the Executive Directors.

§1- The Executive Board shall be advised by the Statutory Technical Committee on Investment and Disinvestment.

§2 - The members of the Executive Board will have up to eight (8) Statutory Technical Advisory Committees, comprised of senior managers of the Company’s general structure, with specific duties of analysis and recommendation on certain matters, as provided for in the respective Internal Rules, complying with the provisions of art. 160 of the Brazilian Corporation Law.

§3- The advice of the Statutory Technical Committees is not binding on the Executive Board or its members, as the case may be, however, they shall be a necessary condition for the examination and deliberation of the matter within the scope of their respective powers.

§4- The composition, rules of operation and duties of the Statutory Technical Committees shall be disciplined in Internal Rules to be approved by the Board of Directors.

Art. 36 - It is incumbent, individually:

§1- To the CEO:

I- convene, preside over and coordinate the work of Executive Board meetings;

II- propose to the Board of Directors, the nomination of Executive Officers;

III- provide information to the Board of Directors, the Minister of State to which the Company is subordinate, and the control organs of the Federal Government, as well as the Federal Court of Accounts and the National Congress;

IV- ensure the mobilization of resources to cope with situations of severe risk to health, safety and the environment;

V- exercise other powers conferred by the Board of Directors.

§2- The Executive Officer who is assigned to the investors' relations role:

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I- take responsibility for providing information to the investing audience, the Brazilian Securities and Exchange Commission (CVM) and the national and international stock exchanges or over-the-counter markets, as well as to the corresponding regulatory and supervisory entities, and keep the Company's records up to date with these institutions.

§3- The Executive Officer to whom the compliance and governance area is assigned guide and promote the implementation of governance and compliance standards, guidelines and procedures.

§4 – The Executive Officer to whom the risk management unit is assigned is responsible for defining corporate methodology and disseminating risk management knowledge, as well as promoting the identification, assessment, monitoring and reporting of the Company's main risks to senior management.

§5 – To the CEO and each Executive Officer, among the contact areas described in the Basic Plan of Organization:

I- implement the strategic plan and budget approved by the Board of Directors, using the management system of the Company;

II- hire and dismiss employees and formalize the designations to managerial posts and functions;

III- designate employees for missions abroad;

IV- monitor, control and report to the Executive Board on technical and operational activities of wholly-owned subsidiaries and companies in which Petrobras participates or with which it is associated;

V- designate and instruct the Company's representatives at General Meetings of wholly- owned subsidiaries, controlled and affiliated companies, pursuant to the guidelines set forth by the Board of Directors, as well as the applicable corporate guidelines;

VI- manage, supervise and evaluate the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization, as well as practice acts of management correlated to such activities, whereas they may set value limits for the delegation of the practice of these acts, in compliance with the corporate rules adopted by the Executive Board;

VII- approve the rules and procedures for the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization.

Art. 37- The deliberations of the Executive Board shall be taken by majority vote of the attending members and shall recorded in the specific book of minutes.

Sole paragraph. In the event of a tie, the CEO shall have the casting vote.

Art. 38- The Executive Board shall forward to the Board of Directors copies of the minutes of its meetings and provide the information needed to evaluate the performance of the Company's activities.

Chapter V - General Meeting

Art. 39- The Ordinary General Meeting shall be held annually within the period established in art. 132 of the Corporate Law, in a place, date and time previously set by the Board of Directors, to deliberate on matters within its competence, especially:

I- examine of the administrators' accounts, examine, discuss and vote the financial statements;

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II- decide on the allocation of net profit for the year and the distribution of dividends;

III- elect the members of the Board of Directors and Fiscal Council.

Art. 40- The Extraordinary General Meeting, in addition to the cases provided for by law, shall be convened by a call of the Board of Directors, the latter preceded by advice from the Minority Committee, pursuant to art. 30, §4 and 5 of these Bylaws, when appropriate, to deliberate on matters of interest to the Company, especially:

I- reform of the Bylaws;

II- modification in social capital;

III - evaluation of assets which the shareholder contributes for capital increase;

IV- issuance of debentures convertible into shares or their sale when in treasury;

V- incorporation of the Company to another company, its dissolution, transformation, demerger, merger;

VI- participation of the Company in a group of companies;

VII- dismissal of members of the Board of Directors;

VIII- sale of debentures convertible into shares held the Company and issuance of its wholly- owned subsidiaries and controlled companies;

IX- cancellation of the open Company registration;

X- selection of a specialized company, based on the presentation by the Board of Directors of a triple list of specialized companies, with proven experience and independence as to the decision-making power of the Company, its administrators and / or controlling shareholder, and requirements and responsibilities of §§ 1 and 6 of art. 8 of the Business Corporate Act, for the preparation of an appraisal report of its shares for the respective economic value, to be used in the event of cancellation of the registration as a publicly-held company or Level 2;

XI- waiver to the right to subscription of shares or debentures convertible into shares of wholly-owned subsidiaries, controlled or affiliated companies;

XII- approval of the requirements of the Nomination Policy which are additional to those included in the applicable legislation to members of the Board of Directors and Fiscal Council;

XIII- entering into transactions with related parties and disposing of or contributing assets to another company, in all cases restricted to cases in which the value of the transaction corresponds to more than 50% (fifty percent) of the value of the Company's total assets included in the last approved balance sheet.

§1- The deliberation on the matter referred to in item XI of this Article shall be taken by an absolute majority of the votes of common shares in circulation, not computing blank votes.

§2 - In the event of a public offer made by the controlling shareholder, said shareholder shall bear the costs of preparation of the appraisal report.

§3- In the hypotheses of art. 30, §4 and 5, the opinion of the Minority Committee and the manifestation of the Board of Directors, when it differs from the opinion of the Minority Committee, shall be included in the management proposal that will instruct the vote of the Ordinary Shareholders at the General Meeting.

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§4- The controlling shareholder may express an opinion contrary to the advice of the Minority Committee and may provide reasons for which it considers that such recommendations should not be followed.

Art. 41- The General Meeting shall set, annually, the overall or individual amount of the remuneration of officers, as well as the limits of their profit shares, pursuant to the norms of specific legislation, and that of the members of the Advisory Committees to the Board of Directors.

Art. 42 - The General Meetings shall be chaired by the CEO of the Company or a substitute designated by the latter, whereas, in the absence of both, by 1 (one) shareholder chosen by the majority of votes of those present.

Art. 43- The Company will hold meetings in partially digital form.

§1-The notice of meeting and the other documents of the meeting shall contain information on the rules and procedures on how shareholders may participate and vote at a distance in the meeting, including information necessary and sufficient for shareholders to access and use the system.

§2- The controlling shareholder and minority shareholders will be guaranteed the right to participate in person.

Chapter VI – Fiscal Council

Art. 44 - The permanent Fiscal Council consists of up to five (5) members and their respective alternates, elected by the Ordinary General Meeting, all resident in the Country, subject to the requirements and impediments set forth in the Brazilian Corporation Law, in the Indication Policy, in the Decree Nº 8,945, dated December 27, 2016 and in art. 21, paragraphs 1 and 2 of these Bylaws, shareholders or not, of which one (1) will be elected by the holders of the minority common shares and another by the holders of the preferred shares, in a separate vote.

§1- Among the members of the Fiscal Council, one (1) will be appointed by the Minister of Finance, as representative of the National Treasury.

§2- In the event of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, the member of the Fiscal Council shall be replaced, until the end of the term of office, by the respective alternate.

§3- The members of the Fiscal Council will be invested in their positions from the date of their respective election, however, for registration purposes, they must sign a term of office in the book of minutes and opinions of the Fiscal Council, which will include: (i) the subscription to the Term of Consent of the members of the Fiscal Council in accordance with the provisions of the Level 2 Regulation, as well as compliance with the applicable legal requirements, and (ii) consent to the terms of the arbitration clause referred to in art. 59 of these Bylaws.

§4- The procedure set forth in art. 21, §§ 3, 4 and 6 of these Bylaws to the nominations for members of the Fiscal Council.

§5- The members of the Fiscal Council must also declare if they meet the independence criteria set forth in art. 18, § 5 of these Bylaws.

Art. 45- The term of office of Fiscal Council members is 1 (one) year, whereas 2 (two) consecutive reelections are permitted.

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§1- The reelection of the Fiscal Council member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited.

§2- Once the maximum renewal period has expired, the return of the Fiscal Council member to Petrobras can only occur after a period equivalent to one (1) term of performance.

Art. 46- The remuneration of the members of the Fiscal Council, in addition to the compulsory reimbursement of travel and stay expenses necessary for the performance of the function, shall be fixed by the General Meeting that elects them, subject to the limit established in Act No 9,292 of July 12, 1996.

Art. 47- It competes to the Fiscal Council, without prejudice to other powers which are conferred on it by virtue of legal provision or by determination of the General Meeting:

I- inspect, by any of its members, the acts of officers and verify the fulfillment of their legal and statutory duties;

II- opine on the annual report of management, ensuring the inclusion in its opinion of the additional information it deems necessary or useful to the deliberation of the General Meeting;

III- opine on the proposals of officers, to be submitted to the General Management, concerning the modification of the social capital, issuance of debentures or subscription bonus, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or division of the Company;

IV- denounce, by any of its members, to the management bodies and, if such bodies do not take the necessary measures to protect the interests of the Company, to the General Meeting, the errors, frauds or crimes that they discover, and suggest actions useful to the Company;

V- to call the Ordinary General Meeting if the directors delay the call for more than one (1) month, and the Extraordinary Meeting whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they deem necessary;

VI- analyze, at least on a quarterly basis, the balance sheet and other financial statements prepared periodically by the Executive Board;

VII- examine the financial statements of the fiscal period and opine on them;

VIII- exercise these attributions during liquidation.

IX- analyzing Annual Report (RAINT) and Annual Internal Auditing Plan (PAINT);

X- carrying out annual performance self-assessment;

XI- monitoring the proprietary, financial and budgetary execution, being able to analyze corporate books and any other documents and request information;

XII- monitoring compliance with the Company's limit of participation to fund health care benefits and private pension plans; and

XIII- monitoring the implementation of corrective measures approved by the Board of Directors, within the scope of the consolidated annual report on the cost of health care benefits under the self-management modality.

Sole paragraph. The members of the Fiscal Council shall participate, compulsorily, in the meetings of the Board of Directors which evaluate the matters referred to in items II, III and VII of this article.

Chapter VII - Company Employees

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Art. 48- The employees of Petrobras are subject to labor legislation and the internal rules of the Company, in compliance to the legal standards applicable to employees of mixed-capital companies.

Art. 49- The admission of employees by Petrobras and its wholly-owned subsidiaries and controlled companies shall obey a public selection process, in accordance with the terms approved by the Executive Board.

Art. 50- The functions of the Senior Administration and the responsibilities of the respective holders shall be defined in the Basic Organizational Plan of the Company.

§1- The positions referred to in the caput of this article, linked to the Board of Directors, may exceptionally, and at the discretion of the Board of Directors, be attributed to technicians or specialists who are not part of the Company's permanent staff, by means of positions in commission of free provision.

§2- The functions referred to in the caput of this article, linked to the Executive Board or its members, may, on a proposal and justification of the Board of Executive Officers and approval of the Board of Directors, exceptionally be assigned to technicians or specialists who are not part of the Board of Directors. Company's permanent staff, by means of positions in commission of free provision.

§3- The managerial functions that are part of the organizational framework of the Company, in the other levels, shall have the responsibilities of holders as defined in the rules of the respective bodies.

Art. 51- Notwithstanding the requisitions provided by law, the transfer of employees of Petrobras and its wholly-owned subsidiaries or controlled companies shall depend on the approval, in each case, of the Executive Board and shall be made whenever possible, through the reimbursement of the corresponding costs.

Art. 52- The Company shall allocate a portion of the yearly results to be distributed among its employees, pursuant to the criteria approved by the Board of Directors, in compliance with the legislation in force.

Chapter VIII - General Provisions

Art. 53- The activities of Petrobras shall obey the Basic Plan of Organization, which shall contain, among others, the organization model and define the nature and responsibilities of each unit of the general structure and the subordination relations necessary to the operation of Petrobras, pursuant to these Bylaws.

Art. 54 - The fiscal year shall coincide with the calendar year, ending on December 31 of each year, when the balance sheet and other financial statements shall be prepared and shall meet the applicable legal provisions.

§1- Subject to legal provisions The Company may prepare balance sheets, making interim dividend payments based on earnings or interest on own capital verified in semiannual or lower balance sheets, considering the results obtained in each quarter by resolution of the Board of Directors, subject to legal provisions.

§2- The Board of Directors may approve the payment of intermediate dividends to the profit reserve account existing in the last balance sheet approved at the General Meeting.

§3- Intermediate and interim dividends and interest on equity shall be allocated to the minimum mandatory dividend.

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Art. 55- On the funds transferred by the Federal Government or deposited by minority shareholders, for the purpose of increasing the capital of the Company, financial charges equivalent to the SELIC rate from the day of transfer to the date of capitalization shall apply.

Art. 56- The proposal for the distribution of profits must take into account the constitution of the reserves provided for in items I and II, in the following order of priority:

I - Petrobras will set aside a portion of 0.5% (five tenths of a percent) of the share capital, up to a limit of 5% (five percent) of the share capital, to fund the Company's research and technological development programs; and

II- Petrobras may allocate up to 70% (seventy percent) of the adjusted net profit for the year to a capital remuneration reserve, in compliance with article 202 of the Brazilian Corporation Law and the Shareholder Remuneration Policy, up to the limit of the share capital.

§1- The purpose of the reserve referred to in item II of the caput is to ensure resources for the payment of dividends, interest on equity, or other forms of remuneration to shareholders provided for by law, their anticipation, share buy-backs authorized by law, absorption of losses and, as a remaining purpose, incorporation into share capital.

§ 2 - The accumulated balance of the reserves in items I and II of the caput, together with the balance of the other profit reserves, in accordance with art. 199 of the Brazilian Corporation Law, may not exceed the share capital.

Art. 57- Once the distribution of the minimum dividend referred to in art. 8 of these Bylaws is decided, the General Meeting, in compliance with the terms of corporate legislation and specific federal norms, may assign specific percentages or gratuity to the members of the Executive Board of the Company, as variable remuneration.

Art. 58- The Executive Board may authorize the practice of reasonable gratuitous acts for the benefit of employees or the community in which the Company participates, including the donation of non-existent goods, in view of their social responsibilities, as provided in § 4 of art. 154 of the Corporate Law.

Art. 59- The Company, shareholders, administrators and members of the Fiscal Council undertake to resolve, through arbitration, before the Market Arbitration Chamber, any dispute or controversies that may arise among them, related to or arising, in particular, from the application, validity, effectiveness, interpretation, violation and effects of the provisions contained in the Brazilian Corporation Law, Law Nº 13,303, of June 30, 2016, in the Company's Bylaws, in the rules issued by the National Monetary Council, Banco Central do Brasil and the Securities and Exchange Commission, as well as in other rules applicable to the operation of the general stock market, in addition to those contained in the Level 2 Regulation, Arbitration Regulation, Participation Agreement and Level 2 Sanctions Regulation.

Sole Paragraph. The provisions of the caput do not apply to disputes or controversies that refer to Petrobras activities based on art. 1 of Law No 9,478, dated August 6, 1997, and complying with the provisions of these Bylaws regarding the public interest that justified the Company's creation, as well as disputes or controversies involving inalienable rights.

Art. 60- Contracts entered into by Petrobras for the acquisition of goods and services shall be preceded by a bidding procedure, in accordance with the applicable legislation.

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Art. 61- The sale of the shareholding control of Petrobras, either through a single operation or through successive operations, may only be contracted under the condition, suspensive or resolving, that the acquirer undertakes, observing the conditions and the terms established in current legislation and in the Level 2 Regulation, make a public offer for the acquisition of the shares of the other shareholders, to assure them equal treatment to that given to the selling controlling shareholder.

§1- The public offering, provided for in the caput of this article, shall also be carried out when there is (i) onerous assignment of subscription rights for shares and other securities or rights related to securities convertible into shares, resulting in the sale of the control of the Company; or (ii) in case of sale of control of a company that holds control of Petrobras, in which case the selling controlling shareholder will be obliged to declare to B3 the amount attributed to Petrobras in said sale and attach documentation proving that value.

§2- Any person who acquires control by virtue of a private share purchase agreement entered into with the controlling shareholder, involving any number of shares, shall be bound to: (i) execute the public offering referred to in the caput of this article, and (ii) to pay, in the following terms, an amount equal to the difference between the price of the public offering and the amount paid per share, months prior to the date of acquisition of control, duly updated up to the date of payment. The said amount shall be distributed among all persons who sold Petrobras shares at the trading sessions in which the buyer made the acquisitions, in proportion to the daily net selling balance of each one, and B3 is responsible for operating the distribution, in compliance with its regulations.

§3- The selling controlling shareholder will only transfer ownership of its shares if the buyer subscribes the Instrument of Consent of the Controlling Shareholders. The Company will only register the transfer of shares to the buyer, or to those who come to hold the power of control, if they subscribe to the Instrument of Consent of the Controllers referred to in Level 2 Regulation.

§4- Petrobras will only register a shareholder’s agreement that provides for the exercise of control power if its signatories subscribe the Instrument of Consent of the Controllers.

Art. 62- In the event of cancellation of Petrobras' public company registration and consequent egress from Level 2, a minimum price must be offered to the shares, corresponding to the economic value determined by a specialized company chosen by the General Meeting, pursuant to the Business Corporation Act, and as provided in art. 40, item XI of these Bylaws.

Sole paragraph. The costs of hiring a specialized company covered by this article will be borne by the controlling shareholder.

Art. 63- In case the Company's egress from Level 2 is deliberated so that the securities issued by it will be admitted to trading outside Level 2, or by virtue of a corporate reorganization operation, in which the company resulting from such reorganization does not has its securities admitted to trading on Level 2 within a period of 120 (one hundred and twenty) days from the date of the general meeting that approved said transaction, the controlling shareholder shall make a public offer for the acquisition of the shares belonging to the other shareholders of the Company, at least, by the respective economic value, to be determined in an appraisal report prepared pursuant to art. 40, item X of these Bylaws, respecting the applicable legal and regulatory rules.

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§1- The controlling shareholder will be exempt from making a public tender offer referred to in the caput of this article if the Company leaves Corporate Governance Level 2 due to the execution of the Company's agreement to participate in the special segment of B3, namely “Novo Mercado” (“New Market"), or if the company resulting from a corporate reorganization obtains authorization to trade securities on the New Market within a period of one hundred and twenty (120) days as of the date of the general shareholders’ meeting that approved said transaction.

Art. 64- In the event that there is no controlling shareholder, in case the Company's egress from Level 2 of Corporate Governance is deliberated so that the securities issued by it will be admitted to trading outside Level 2 of Corporate Governance, or by virtue of a reorganization operation in which the company resulting from such reorganization does not have its securities admitted to trading on Level 2 of Corporate Governance or New Market within a period of 120 (one hundred and twenty) days as of the date of the general meeting that approved said transaction, the egress will be conditional on the realization of a public offering for the acquisition of shares under the same conditions set forth in art. 63 of these Bylaws.

§1- The said general meeting shall define the person (s) responsible for conducting the public tender offer, the person(s) present at the meeting shall expressly assume the obligation to perform the offer.

§2- In the absence of a definition of those responsible for conducting the public offering for the acquisition of shares, in the event of a corporate reorganization operation, in which the company resulting from such reorganization does not have its securities admitted for trading in Level 2 of Corporate Governance, voted in favor of the corporate reorganization to make such offer.

Art. 65- The egress of Petrobras from Level 2 of Corporate Governance due to noncompliance with the obligations contained in the Level 2 Regulation is conditioned to the effectiveness of a public offering for the acquisition of shares, at least by the Economic Value of the shares, to be determined in an appraisal report dealt with in art. 40, item X of these Bylaws, respecting the applicable legal and regulatory rules.

§1- The controlling shareholder shall carry out the public offering for acquisition of shares provided for in the caput of this article.

§2- If there is no controlling shareholder and egress from Level 2 of Corporate Governance referred to in the caput results of a resolution of the general meeting, the shareholders who voted in favor of the resolution that implied the respective noncompliance shall carry out the tender offer in the caput.

§3- If there is no controlling shareholder and the egress of Level 2 of Corporate Governance referred to in the caput occurs due to an act or fact of management, the Company's Managers shall call a general meeting of shareholders whose agenda will be the resolution on how to remedy noncompliance with the obligations contained in the Level 2 Regulation or, if applicable, resolve on the Company's egress from Level 2 of Corporate Governance.

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§4- If the general meeting referred to in §3 above decides for the Company's egress from Level 2 of Corporate Governance, said general meeting shall define the person(s) responsible for conducting the public tender offer provided for in the caput, who, present at the meeting, must expressly assume the obligation to make the offer.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer